Form 10-K, Exhibit 13
period 1995-09-30
NUCLEAR METALS INC
filed 1996-01-16
CIK 276331

[LOGO]

                               ANNUAL REPORT

                                   1995

OUR BUSINESS

Nuclear Metals, Inc. develops and manufactures a variety of advanced metal products serving a diverse customer base which includes the aerospace, environmental, defense, medical and energy industries.


CONTENTS

President's Letter                                      2
Market Profile                                          4
Selected Financial Data                                12
Management's Discussion and Analysis of Operations     14
Consolidated Balance Sheets                            16
Consolidated Statements of Operations                  17
Consolidated Statements of Stockholders' Equity        18
Consolidated Statements of Cash Flows                  19
Notes to Consolidated Financial Statements             20
Report of Independent Public Accountants               32
Corporate Directory



FINANCIAL HIGHLIGHTS                             1995               1994

Net Sales                                    $ 18,784,000       $ 19,004,000
Net Income (loss)                            $    510,000       $(10,196,000)
Earnings (loss) per Share                    $        .22       $      (4.43)
Weighted Average Number of Shares of
  Common Stock Outstanding                      2,352,756          2,300,131
Number of Employees at Year-end                       200                189
Total Assets                                 $ 40,886,000       $ 40,542,000
Working Capital                              $ 15,866,000       $ 17,477,000
Stockholders' Equity                         $ 27,245,000       $ 26,252,000

NMI will continue to strengthen our product and customer base into the 21st century. The entire organization is committed to providing superior metallurgical technology, products, and services to our customers by continuously striving for excellence in all we do. The foundation of NMI's success in the marketplace is technological excellence and innovation. These qualities are evidenced by the introduction of our patented Beralcast-TM-, a beryllium aluminum alloy, in several new and expanding aerospace systems during 1995. Making an accelerated transition from development to production of a new engineering material can only occur when a team of individuals, which includes our customers, solves technical, cost, and scheduling issues in a cooperative manner. Our involvement in the Comanche Helicopter Team has solidified the notion that Customer Partnerships, with a focus on cost as a design requirement, are key to continued success and expansion in today's aerospace market. NMI is increasing its capability to accommodate the tremendous growth that is occurring in the Beralcast-TM- product area.

Several new domestic and international customers incorporated
Beralcast-TM- into their systems during 1995 to take advantage of its light weight, high stiffness and strength, and thermal characteristics. In the upcoming years, NMI expects to introduce low cost manufacturing techniques for expanded use of Beralcast-TM- in the commercial marketplace.

Through the fifty years that NMI has created new products and solved customer's metallurgical problems, we have steadily built a profitable base of niche metal products and services that is the foundation for continued creativity and product innovation. The production of high purity Cobalt Chrome alloy powders for the medical prosthetic device industry is but one mature product where NMI's unmatched technical and quality standards are required by customers in the medical industry.

The stringent quality and reliability needs of the satellite and spacecraft industry mean continued reliance on NMI for seamless Beryllium tubing and Bi-metallic transition joints. Commercial applications for our Depleted Uranium(DU) sheilding products have been strengthened by the expanding international marketplace which is being utilized by our existing customers. DU is still the most effective gamma radiation shield available at competitive prices.

Offering extrusion services to customers in the Superconducting wire area, for precision navigational systems, and educational fields for a variety of other alloy systems, ensures that NMI is abreast of new materials as they are developed.

We are working diligently to improve the quality and lower the manufacturing costs associated with all of our niche products to offer increasing value to our customers.

Carolina Metals, Inc. (CMI) has the buildings, permits, and talented workforce to accept the challenge of converting radioactive scrap metal into useful products. This capability was successfully demonstrated during 1995 under Westinghouse Savannah River Company's Beneficial Reuse Program for recycling slightly contaminated Stainless Steel into useful products. NMI's competitive proposal for a full scale recycling facility to manage all of the DoE's steel scrap was selected by Westinghouse and recommended for implementation. This facility will utilize State-of-the-Art technology to be competitive with the commercial marketplace while ensuring that contaminated materials are recycled rather than buried as a waste. The same facility would use its excess capacity in an environmentally sound manner to recycle contaminated steel from the commercial nuclear industry.

As a Strategic Team member, ARMCO Inc., the nations premiere specialty steel producer, will participate with NMI in the construction and production operations associated with the large scale recycling facility. There are several DoE initiatives underway to advance the likelihood of a major recycling program in the near future. CMI will continue to offer melting and recycling services to the DoE, DoD, and commercial industry with existing equipment while production opportunities solidify.

The United States Enrichment Corporation (USEC) has committed to the commercialization of the Atomic Vapor Laser Isotope Separation Process (AVLIS) which will replace Gaseous Diffusion as the means for separating fissionable U-235 from natural uranium. This transition will occur over the next ten years. The annual AVLIS feed requirements, which CMI is ideally suited to produce with available floor space, permits, and trained personnel, will be 10,000 metric tons per year. NMI has supplied the AVLIS feed stock for the development work performed at the Lawrence Livermore National Laboratory.

USEC is scheduled to privatize from the Department of Energy (DoE) during 1996. Once this occurs, USEC will be required by the Nuclear Regulatory Commission to convert the byproduct stream of Uranium Hexafluoride gas (UF(6)), created during the gaseous diffusion process, into a stable product such as Uranium Tetrafluoride (UF(4)). With the only installed domestic capacity, and ability to ramp up to significantly higher rates, CMI offers USEC a Strategic Partnership opportunity that is unmatched in the uranium industry. As the DoE's UF(6) stockpile of over 1 billion pounds is addressed, opportunities to increase conversion revenues will materialize.

PRESIDENT'S LETTER

   DEAR STOCKHOLDER:

   Fiscal 1995 was a successful transition year for NMI. While sales revenues were flat, we achieved net income of $522,000 compared to a loss of $10.2 million in fiscal 1994. Our year ending backlog more than doubled to $30.7 million which was the highest in eight years and the second highest in Company history. NMI has transitioned from being a Depleted Uranium (DU) penetrator company to a diversified company with four new markets each having potential annual sales revenue which could exceed our existing revenue. In effect we view ourselves as a high growth start-up company in these new markets.

   FINANCIAL HIGHLIGHTS

   Fiscal 1995 sales of $18.8 million and net income of $522,000 or $0.22/share compared favorably to fiscal 1994 sales of $19 million and a loss of $10.2 million or $4.43/share. Year-end backlog more than doubled to $30.7 million from $14.5 million the prior year. Capital expenditures for the year were $0.8 million.

   LIQUIDITY

   Our balance sheet remains stable even after replacing, at a discount, long term debt with short term borrowing. Year-end cash and marketable securities were $1.25 million. Inventories of $17.5 million were $3.1 million higher than the prior year. This inventory increase relates to DU penetrator blanks made for a foreign customer under a purchase order option that has not yet been funded. Funding delays on this option have caused serious liquidity concerns since September 1995. We expect funding and full payment in the second quarter of Fiscal 1996 which will relieve the ongoing liquidity concerns. We are most grateful to State Street Bank & Trust Company which has increased and extended our line of credit to cover this delayed payment.

   BERALCAST-TM- INVESTMENT CASTINGS

   Fiscal 1995 sales of our Beralcast-TM- products jumped 800% over the prior year along with a corresponding increase in year-end backlog.
Lockheed Martin has become our largest customer replacing Olin
Corporation (a DU penetrator customer). Our patented alloys have been chosen by Lockheed Martin for 52 different components in the Electro-Optic system of the Army's new Comanche helicopter. Prototype hardware for the Comanche will be delivered in fiscal 1996 and 1997 with production beginning in 2002. NMI's lightweight, high-strength alloys were also selected by Rockwell International for use on the Army's new Patriot missile, and for upgraded missile guidance systems. Major
Aerospace companies including Boeing, Loral, Honeywell, Hughes Aircraft
Co., United Technologies, and others have recently purchased Beralcast-TM-prototype hardware for future use in production of systems. Aircraft engine manufacturers have expressed interest in evaluating Beralcast-TM- for several components. Once production begins, NMI anticipates dramatic sales revenue increases.

   UNITED STATES ENRICHMENT CORPORATION (USEC)

   The United States Government is in the process of privatizing uranium enrichment services in 1996. The new company called USEC has committed to commercializing a new uranium enrichment process developed by Lawrence Livermore National Laboratory (LLNL). This new process is called Advanced Vapor Laser Isotope Separation (AVLIS). NMI has supplied virtually all the DU feed stock to LLNL since 1980. The Company has proposed a partnership with USEC to transfer the feed stock process technology from LLNL to Carolina Metals, Inc. (CMI) our wholly owned subsidiary in Barnwell SC. A pilot plant would be constructed over the next three years with a full size commercial facility scheduled for production commencing in 2002. CMI is ideally suited for this major new initiative, with a trained workforce, ample remote property, licenses and strong community acceptance. Once in production we anticipate substantial sales revenue for AVLIS feed stock.

   Once USEC is privatized it will be required by the Nuclear Regulatory Commission to dispose of the depleted UF(6) tails from the existing gaseous diffusion plants. NMI has submitted a partnership proposal to USEC to perform this work at CMI which is the only operational and licensed depleted UF(6) conversion plant in North America. Acceptance of this proposal would result in a major expansion at CMI to handle the large volumes of depleted UF(6) generated each day by USEC. The Department of Energy (DoE) has its own inventory of over one billion pounds of depleted UF(6) that one day will need to be converted to a more stable and useful form. This marketplace should provide a substantial contribution to our future sales and earnings.

   RECYCLING CONTAMINATED METAL

   During fiscal 1995 the Company installed new metal melting equipment and received the appropriate license modifications at CMI to demonstrate the recycling of contaminated stainless steel into useful products for the Department of Energy. The Company has undertaken an expansion project to double existing metal melting capabilities at CMI to better service DoE and commercial nuclear power customers. The Company entered into a teaming agreement with Alaron Corporation of Columbia, SC to provide metal recycling services to the commercial nuclear power industry.

   The Company's offer to commercialize advanced steelmaking technology in partnership with ARMCO Inc. was recommended for approval to DoE by Westinghouse, Savannah River Co. The DoE is evaluating our proposal to install a steel micromill at CMI.

                             PRODUCT SEGMENTS

                               [PIE CHARTS]

   PERSONNEL/DIRECTORS

   During fiscal 1995 the Company hired highly skilled technical people to support increasing Beralcast-TM- business at NMI and expanded by 50% the workforce at CMI supporting the new metal recycling business.
Our commitment to Research and Development was enhanced by the addition of a Ph.D. powder metallurgist to develop new applications for our Specialty Powders, and a Ph.D. chemist to develop recycling processes primarily for USEC. The Company now has five Ph.D.'s developing technology to expand our product mix.

   It is with deep sadness and regret we report that NMI Director Richard S. Vokey pased away in July 1995. Mr. Vokey served on the Board of Directors for 13 years. His sage advice, intelligence, and friendship will be greatly missed.

   ISO 9002 CERTIFICATION

   During fiscal 1995 the Company initiated a company-wide effort to receive ISO 9002 certificate of registration during calendar 1996. We have joined the US Army's Contractor Performance Certification Program(CP)(2) that recognizes companies who demonstrate a total commitment to producing quality products. To become certified we must satisfy rigorous certification requirements, that include aggressive utilization of Statistical Process Control (SPC), demonstrate continuous product and process improvements, and a demonstrated commitment to customer satisfaction. This program will result in a stronger, more profitable Company committed to customer satisfaction.

   THE FUTURE

   We believe NMI's sales and earnings will increase substantially in fiscal 1996. Never before has the Company seen four new market areas ideally suited to its technology, licenses, and site locations; each able to sustain record sales and earnings for the foreseeable future. We have a tremendous group of talented and dedicated employees, new partnerships with customers and suppliers all of which translates into an exciting opportunity for growth in our business. We are committed to achieving financial results that will enhance shareholder value.

   Thank you for your continued support and confidence.





   /s/ ROBERT E. QUINN    /s/ GEORGE J. MATTHEWS
       Robert E. Quinn        George J. Matthews         [LOGO]
          President         Chairman of the Board

SELECTED FINANCIAL DATA

   (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS)
   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF EMPLOYEES)

OPERATING RESULTS FOR THE YEAR                   1995    1994     1993     1992    1991    1990    1989    1988    1987    1986
Net Sales and Contract Revenues                $18,784 $ 19,004 $ 17,019 $42,083 $48,250 $47,662 $49,760 $45,714 $42,395 $41,770
Costs and Expenses                              20,708   29,958   27,515  39,791  44,930  44,734  45,350  42,378  45,143  35,810
Operating Income (loss)                         (1,924) (10,954) (10,496)  2,292   3,320   2,928   4,410   3,336  (2,748)  5,960
Other Income (expense), Net                       (118)    (430)    (557)   (745) (1,029) (1,706) (1,191) (1,182)   (271)   (343)
Income (loss) Before Taxes                      (2,042) (11,384) (11,053)  1,547   2,291   1,222   3,219   2,154  (3,019)  5,617
Provision (benefit) for Income Taxes            (1,967)  (1,188)  (3,746)    626     871     489     972     506  (1,452)  2,835
Extraordinary Gain                                 585       --       --      --      --      --      --      --      --      --
Cummulative Change in Accounting Principle          --       --    1,100      --      --      --      --      --      --      --
Net Income (loss)                                  510  (10,196)  (6,207)    921   1,420     733   2,247   1,648  (1,567)  2,782
Earnings (loss) per Share                          .22    (4.43)   (2.70)    .40     .60     .30     .86     .62    (.58)   1.03
Capital Expenditures, Net                          777      709    1,265   1,015   1,349   2,270   3,306   2,812   3,040   2,028
Research and Development                           439      575    1,031   1,233   1,357     685   1,007   1,186     679     727


FINANCIAL POSITION AT YEAR-END

Stockholders' Equity                            27,245   26,252   36,371  43,037  42,614  41,756  43,135  41,592  40,632  42,198
Shares Outstanding                               2,388    2,307    2,295   2,295   2,335   2,384   2,596   2,632   2,701   2,701
Net Book Value per Common Share Outstanding      11.41    11.38    15.85   18.76   18.25   17.52   16.62   15.80   15.04   15.62
Dividends Paid                                      --       --      459     276     238     251     263      --      --      --
Dividend per Share                                  --       --      .20     .12     .10     .10     .10      --      --      --
Total Assets                                    40,886   40,542   57,223  66,391  70,810  73,603  76,520  75,461  66,189  71,990
Working Capital                                 15,866   17,477   24,532  32,571  33,034  32,772  35,578  36,231  27,095  28,605
Long-term Debt (including current installments)  4,480    4,859    8,986  11,372  13,759  16,040  18,405  19,756  11,163  12,624


OTHER DATA

Weighted Average Number of Shares
 of Common Stock Outstanding                     2,353    2,300    2,295   2,302   2,369   2,447   2,622   2,677   2,701   2,701
Backlog (at Year-end)                           30,709   14,512    8,285  10,729  10,398  14,758  19,352  16,016  31,947  18,544
Number of Employees (at Year-end)                  200      189      169     231     456     455     574     585     569     529

THIS SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES WHICH APPEAR LATER IN THIS REPORT.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
   (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS)

   FISCAL 1995 COMPARED WITH FISCAL 1994

    Net sales decreased by $220,000 or 1% in fiscal 1995. Sales in the Uranium Services and Recycle industry segment increased by $217,000 or 5%. Sales in the Specialty Metal Products industry segment increased by $4,818,000 or 66%. Sales in the Depleted Uranium Penetrator industry segment decreased by $5,255,000 or 75%.

   The increase in the Uranium Services and Recycle industry segment was mainly due to increases in remelt services. The increase in the Specialty Metal Products industry segment was a result of increased sales of beryllium products and commercial depleted uranium. The decrease in the Depleted Uranium Penetrator industry segment was primarily due to lower large caliber penetrator production sales.

   Gross income (net sales and contract revenues less cost of sales) increased by $5,918,000 to $3,332,000 or 18% of sales as compared to $(2,586,000) or (14)% of sales for fiscal 1994. This increase in gross income is primarily due to increased reserves taken in fiscal 1994 and the absence in fiscal 1995 of losses on certain contracts which occurred during fiscal 1994.

   Selling, general and administrative expenses increased by $608,000 to $4,817,000. This increase was attributable to higher legal and audit costs which were primarily associated with debt restructuring and a property sale. As a percentage of sales, these expenses increased to 26% as compared to 22% for the prior year.

   Company-sponsored research and development expenses decreased by $136,000 to $439,000 for fiscal 1995. As a percentage of sales, these expenses were 2% as compared to 3% in fiscal 1994.

   Interest and other income, net, increased to $232,000 for the fiscal year as compared to $120,000 for the prior year. This increase was mainly due to a gain recognized during the second quarter of fiscal 1995 on the sale of an office building.

   Interest expense decreased by $200,000 to $350,000 as compared to fiscal 1994. This decrease was primarily the result of reductions in debt during 1995.

   The Company realized a $585,000 extraordinary gain, net of taxes of $10,000, on the early extinguishment of debt.

   INCOME TAXES

   Income taxes benefited during 1995 and 1994 were at an effective rate of 96% and 10%, respectively. During fiscal 1995 the Company received $978,000 in tax refunds from carryback losses and reduced tax reserves by $989,000 as a result of successful completion of a federal tax audit.

   INFLATION

   Inflation has not had a material impact on the Company's cost of doing business. Management attempts to protect the Company by adjusting prices where market conditions permit and by reviewing and improving production processes where possible. Price escalation clauses also are negotiated into long-term contracts when possible.

   LIQUIDITY AND CAPITAL RESOURCES

   During fiscal 1995, working capital decreased to $14,366,000 from $17,477,000 in fiscal 1994. This decrease is primarily due to debt reduction and restructuring costs.

   The Company was profitable in fiscal 1995 for the first time since fiscal 1992, inclusive of a tax benefit of $1,967,000 and a $585,000 gain on early extinguishment of debt. As a result of cumulative losses in prior years, due primarily to a downturn in the Company's defense contracting business and related downsizing, as well as to the costs of investing in new lines of business, the Company has experienced cash flow difficulties and has funded its operating and cash flow deficits primarily from borrowings.

   The Company's cash flow projections for fiscal 1996 indicate that there is sufficient cash to sustain operations. The report of the Company's independent auditors included with the Company's financial statements for the fiscal year ended September 30, 1995, expresses concern about the Company's ability to continue as a going concern in light of the current status of its indebtedness and potential delays in receiving a critical sales order and payment from a foreign customer for penetrator blanks. During fiscal 1995, the Company manufactured penetrator blanks in accordance with a contract option with a foreign customer without funding in order to preserve critical skills within the Company, while the U.S. Army's multi-year 120mm requirements were finalized. (This strategy was successful in obtaining a multi-year U.S. Army 120mm contract.) The Company expected a payment of $3,030,000 in September, 1995 for work performed on the penetrator blanks for the foreign customer. As of January 10, 1996, the Company had not received such sales order and payment and the exact timing of payment to the Company is uncertain. The customer has documented its intention to fund the option in the near future by providing the Company with a letter of intention. Therefore, the Company expects it will receive the payment, and that upon receipt of such payment, the Company will be able to continue as a going concern, addressing the matter raised in the auditor's report. While management is confident that this payment will be received, the Company simultaneously is pursuing several potential alternate sources of cash to attempt to insure that the Company has adequate cash to sustain operations.

   Since restrictive covenants in the Company's agreements with lenders limit borrowing by the Company other than under the existing credit facilities, the Company may seek to raise cash through the sale of its common stock (or securities convertible into common stock). The issuance of additional equity securities could have a dilutive effect on the Company's outstanding common stock. There can be no assurance that the Company would be able to raise additional funds through a sale of its equity securities on favorable terms, if at all.

   On January 11, 1996, the Company and its commercial bank extended the maturity dates of the credit facilities (See Notes 1 and 6 of the Notes to Consolidated Financial Statements) pursuant to the terms contained in a certain Forbearance and Amendment Agreement dated as of January 11, 1996 between the Company, its wholly-owned subsidiary, Carolina Metals, Inc. and State Street Bank and Trust Company (the "Forbearance Agreement"). As required by the bank prior to the execution of the Forbearance Agreement, on January 11, 1996 the Company sold an aggregate of $510,500 in 10% convertible subordinated debentures to certain investors. (See Note 1 of the Notes to Consolidated Financial Statements.)

   The Company also has outstanding approximately $800,000 in principal amount on industrial revenue bond indebtedness.

   The Company did not declare any dividends during its last two fiscal years. Given the Company's current cash flow situation, the Company does not expect to pay dividends in the next year. Future cash dividends if any, would be paid on an annual basis, the amount of which is subject to the determination and approval of the Company's Board of Directors. The Company's loan agreement with a bank prohibits the declaration or payments of dividends without the bank's consent.

   ENVIRONMENTAL REMEDIATION

   The Company has been working with various regulatory bodies to formulate a plan for the removal of materials contained in a holding basin at its site in Concord, Massachusetts. To date, a final plan for remediation has not been established. The Company believes the cost of remediation will not have a material impact on its results of operations or financial position. (See
Note 11 of the Notes to Consolidated Financial Statements for further discussion.)

   FISCAL 1994 COMPARED WITH FISCAL 1993

   Net sales increased by $1,985,000 or 12% in fiscal 1994. Sales in Uranium Services and Recycle industry increased by $4,752,000. Sales in Specialty Metal Products industry segment decreased by $2,974,000 or 29%. Sales in the Depleted Uranium Penetrator industry segment increased by $207,000 or 3%.

   The increase in Uranium Services and Recycle industry is the result of the production contract of commercial DU that began at Carolina Metals, Inc. The decrease in the Specialty Metal Products industry segment was due primarily to decreased volumes of commercial DU and Medical Powders. The increase in the Depleted Uranium Penetrator industry segment was primarily due to higher large caliber penetrator production sales.

   The timing, volumes and possible downselect decisions regarding future large caliber penetrator business, in general, are uncertain in the current environment of reduced U.S. defense spending. The Company will continue to pursue both domestic and foreign military depleted uranium penetrator production requirements.

   Gross loss (net sales and contract revenues less cost of sales) decreased by $256,000 to $(2,586,000) or (14)% of sales as compared to $(2,842,000) or
(17)% of sales for fiscal 1993. This reduction in gross loss is primarily due to higher sales volume and reduced cost structure.

   Selling, general and administrative expenses decreased by $2,414,000 to $4,209,000. This decrease was attributable to workforce reductions and decreased discretionary spending partially offset by increases in reserves. As a percentage of sales, these expenses decreased to 22% as compared to 39% for the prior year.

   Company-sponsored research and development expenses decreased by $456,000 to $575,000 for fiscal 1994. As a percentage of sales, these expenses were 3% as compared to 6% in fiscal 1993.

   Interest and other income, net, decreased to $120,000 for the fiscal year as compared to $396,000 for the prior year. This decrease was mainly due to lower levels of cash throughout most of 1994.

   Interest expense decreased by $403,000 to $550,000 as compared to fiscal 1993. This decrease was primarily the result of reductions in debt during 1994.

   The Company realized a $3,584,000 loss from a write-off of Depleted Uranium Penetrators industry segment fixed assets. The reduction in fixed assets was part of a realignment of the Company's asset base due to declining defense industry spending.

CONSOLIDATED BALANCE SHEETS


ASSETS                                                                   1995           1994
 CURRENT ASSETS:
  Cash and cash equivalents                                          $ 1,076,000     $ 1,213,000
  Marketable securities                                                  170,000         497,000
  Accounts receivable, net of allowances for doubtful accounts
   of $883,000 in 1995 and $1,290,000 in 1994                          4,730,000       5,455,000
  Inventories                                                         17,468,000      14,486,000
  Deferred income tax benefit                                                 --         675,000
  Other current assets                                                   343,000         371,000
                                                                    ------------     -----------
    Total Current Assets                                             23,787,000       22,697,000
                                                                    ------------     -----------


 PROPERTY, PLANT AND EQUIPMENT:
  Land                                                                1,356,000        1,356,000
  Buildings                                                          19,072,000       19,827,000
  Machinery, equipment, and fixtures                                 25,296,000       24,287,000
  Construction-in-progress                                               42,000          397,000
                                                                    ------------     -----------
    Total Property, Plant and Equipment                              45,766,000       45,867,000
  Less: Accumulated depreciation                                     30,479,000       29,706,000
                                                                    ------------     -----------
  Net property, plant, and equipment                                 15,287,000       16,161,000
 OTHER ASSETS                                                         1,812,000        1,684,000
                                                                    ------------     -----------
                                                                    $40,886,000      $40,542,000
                                                                    ------------     -----------
                                                                    ------------     -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES:
  Current portion of long-term obligations                          $ 2,405,000      $ 1,091,000
  Accounts payable                                                    4,192,000        2,667,000
  Accrued payroll and related costs                                     682,000          763,000
  Other accrued expenses                                                642,000          699,000
                                                                    ------------     -----------
    Total Current Liabilities                                         7,921,000        5,220,000
                                                                    ------------     -----------
 DEFERRED FEDERAL AND STATE INCOME TAXES                                     --          676,000
                                                                    ------------     -----------
 LONG-TERM OBLIGATIONS                                                2,075,000        3,768,000
                                                                    ------------     -----------
 OTHER LONG-TERM LIABILITIES                                          3,645,000        4,626,000
                                                                    ------------     -----------
 COMMITMENTS & CONTINGENCIES (Note 11)
 STOCKHOLDERS' EQUITY:
  Common stock, par value $.10; authorized - 6,000,000 shares;
  issued and outstanding for 1995 and 1994;
  2,387,964 shares and 2,307,464 shares, respectively                   239,000          230,000
  Additional paid-in capital                                         14,226,000       13,752,000
  Retained earnings                                                  12,780,000       12,270,000
                                                                    ------------     -----------
    Total Stockholders' Equity                                       27,245,000       26,252,000
                                                                    ------------     -----------
                                                                    $40,886,000      $40,542,000
                                                                    ------------     -----------
                                                                    ------------     -----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         1995           1994          1993
NET SALES AND CONTRACT REVENUES                                                      $18,784,000    $ 19,004,000  $ 17,019,000
                                                                                     ------------   ------------  ------------
COST AND EXPENSES:
 Cost of sales                                                                        15,452,000      21,590,000    19,861,000
 Selling, general, and administrative expenses                                         4,817,000       4,209,000     6,623,000
 Research and development expenses                                                       439,000         575,000     1,031,000
 Loss on fixed asset writedown                                                                --       3,584,000            --
                                                                                     ------------    -----------  -------------
                                                                                      20,708,000      29,958,000    27,515,000
                                                                                     ------------    -----------  -------------
OPERATING LOSS                                                                        (1,924,000)    (10,954,000)  (10,496,000)
INTEREST AND OTHER INCOME, NET                                                           232,000         120,000       396,000
INTEREST EXPENSE                                                                        (350,000)       (550,000)     (953,000)
                                                                                     ------------    -----------  -------------
LOSS BEFORE INCOME TAXES, EXTRAORDINARY
 ITEM AND CUMULATIVE EFFECT OF ACCOUNT CHANGE                                         (2,042,000)    (11,384,000)  (11,053,000)
PROVISION (BENEFIT) FOR INCOME TAXES                                                  (1,967,000)     (1,188,000)   (3,746,000)
                                                                                     ------------    -----------  -------------
LOSS BEFORE EXTRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                                  (75,000)    (10,196,000)    (7,307,000)
EXTRAORDINARY GAIN ON EXTINGUISHMENT OF DEBT NET OF TAXES OF $10,000                     585,000              --             --
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                                        --              --      1,100,000
                                                                                     ------------    -----------  -------------
NET INCOME (LOSS)                                                                    $   510,000    $(10,196,000) $  (6,207,000)
                                                                                     ------------    -----------  -------------
                                                                                     ------------    -----------  -------------

PER SHARE INFORMATION
LOSS BEFORE EXTRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                                    (0.03)         (4.43)          (3.18)
EXTRAORDINARY GAIN ON EXTINGUISHMENT OF DEBT NET OF TAXES OF $10,000                        0.25             --              --
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                                        --             --            0.48
                                                                                     ------------    -----------  -------------
NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE                             $      0.22     $    (4.43)  $       (2.70)
                                                                                     ------------    -----------  -------------
                                                                                     ------------    -----------  -------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                                   2,352,756      2,300,131       2,294,664
                                                                                     ------------    -----------  -------------
                                                                                     ------------    -----------  -------------
DIVIDENDS PER SHARE                                                                  $        --     $       --   $         .20
                                                                                     ------------    -----------  -------------
                                                                                     ------------    -----------  -------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         COMMON STOCK
                                       -----------------       ADDITIONAL
                                       NUMBER        PAR         PAID-IN       RETAINED
                                       OF SHARES     VALUE       CAPITAL       EARNINGS
Balance at September 30, 1992          2,294,664     $229,000    $13,676,000   $ 29,132,000
                                       ---------     --------   ------------   ------------
Common Stock Cash Dividend                    --           --             --       (459,000)
Net Loss for the Year                         --           --             --     (6,207,000)
                                       ---------     --------   ------------   ------------
Balance at September 30, 1993          2,294,664     $229,000   $13,676,000    $ 22,466,000
                                       ---------     --------   ------------   ------------

Stock Options Exercised                   12,800        1,000        76,000              --
Net Loss for the Year                         --           --            --     (10,196,000)
                                       ---------     --------   ------------   ------------
Balance at September 30, 1994          2,307,464     $230,000   $13,752,000    $ 12,270,000
                                       ---------     --------   ------------   ------------
                                       ---------     --------   ------------   ------------

Stock Options Exercised                   80,500        9,000       474,000              --
Net Income for the Year                       --           --            --         510,000
                                       ---------     --------   ------------   ------------

Balance at September 30, 1995          2,387,964     $239,000   $14,226,000    $ 12,780,000
                                       ---------     --------   ------------   ------------
                                       ---------     --------   ------------   ------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                         1995          1994         1993
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                  $   510,000   $(10,196,000)  $ (6,207,000)
 Adjustments to reconcile net income to net cash
  provided by operating activities-
  Depreciation and amortization                       1,339,000      2,874,000      3,056,000
  Loss on fixed asset writedown                              --      3,584,000             --
  Changes in assets and liabilities, net-
   Decrease (increase) in accounts receivable           725,000     (2,205,000)     8,160,000
   Decrease (increase) in income tax receivables             --      2,394,000     (2,394,000)
   Decrease (increase) in inventories                (2,982,000)     1,150,000     (2,016,000)
   (Decrease) increase in accounts
     payable and accrued expenses                     1,387,000       (993,000)       303,000
  Gain on sale of building                             (175,000)            --             --
  Changes in accrued and deferred taxes                  (1,000)    (1,286,000)    (3,689,000)
  Changes in other long-term liabilities               (981,000)     2,439,000             --
  Other                                                (100,000)       253,000         37,000
                                                    -----------   ------------    -----------
   Net cash used by operating activities               (278,000)    (1,986,000)    (2,750,000)
                                                    -----------   ------------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures, net                             (777,000)      (709,000)    (1,265,000)
 (Purchases) Sales of marketable securities, net        326,000         94,000        (19,000)
 Proceeds from sale of Property, Plant & Equipment      487,000             --             --
                                                    -----------   ------------    -----------
   Net cash (used) provided by investing activities      36,000       (615,000)    (1,284,000)
                                                    -----------   ------------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments under long-term obligations      (4,103,000)    (4,127,000)    (2,386,000)
 Proceeds from bank debt                              3,725,000             --             --
 Proceeds from Stock issuance                           483,000         77,000             --
 Cash dividends                                              --             --       (459,000)
                                                    -----------   ------------    -----------
  Net cash (used) provided by financing activities      105,000     (4,050,000)    (2,845,000)
                                                    -----------   ------------    -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS:             (137,000)    (6,651,000)    (6,879,000)
 Cash and cash equivalents at beginning of year       1,213,000      7,864,000     14,743,000
                                                    -----------   ------------    -----------
 Cash and cash equivalents at end of year           $ 1,076,000   $ 1,213,000     $ 7,864,000
                                                    -----------   ------------    -----------
                                                    -----------   ------------    -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid (received) during the year for:
  Interest, net of amounts capitalized              $   280,000   $   680,000     $   824,000
  Income taxes                                      $  (978,000)  $        --     $ 1,236,000


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. LIQUIDITY

   As of September 30, 1995, Nuclear Metals and subsidiaries (the Company) was not in compliance with certain financial covenants of its debt agreements. These events of non-compliance permitted the lender to declare all amounts due and payable upon notice to the Company.

   The Company's Demand Line of Credit Note ($925,000 outstanding at September 30, 1995, and $1,680,000 at January 11, 1996) was due by January 15, 1996. This note, which was negotiated in September 1995, was intended to provide the Company working capital until the receipt of a specific order and the related proceeds from the sale of penetrator blanks to a certain customer, which management expected to occur prior to the due date of the note. In addition, under the Company's Revolving Line of Credit $1,000,000 was due in February 1996. The proceeds from the sale of penetrator blanks discussed above were to be used to pay this amount. As of January 11, 1996, the Company's customer has not been able to obtain funding to complete the purchase.

   On January 11, 1996, the Company reached an agreement with its lender to amend certain terms of its debt, including the waiver of past violations of debt covenants, extension of certain debt maturity dates and the revision of certain financial covenants. The agreement requires the Company to make a payment of $500,000 of the Demand Line of Credit Note on January 12, 1996, the proceeds of which were received from certain shareholders in exchange for a note payable of $500,000 due June 1997. The note payable to the shareholders is payable interest only semi-annually until its maturity date at a rate of 10%, convertible into shares of the Company's common stock at $11.89 per share and subordinate to the debt of the Company. The agreement also revised the repayment terms for the remaining balance of the Demand Line of Credit Note (balance of $1,680,000 as of January 11, 1996) as follows:
$500,000 on January 12, 1996, and monthly installments of $100,000, $200,000,
$300,000 and $580,000 beginning January 31, 1996, and ending April 15, 1996, and revised the due date for the Line of Credit ($1,000,000 outstanding at September 30, 1995, and January 11, 1996) to December 31, 1996. In addition, the agreement requires the Company to use any proceeds received from the sale of penetrator blanks to the customer, discussed above, to prepay the amounts outstanding under the Demand Line of Credit Note and purchase certificates of deposit in aggregate of $1,000,000 from the lender and pledge those as security for the Company's remaining obligations to lender.

   Management believes that the order and the related proceeds from the customer will be received by the Company to enable it to meet its debt service requirements. The customer has documented its expectations that it will receive its funding (from the primary contractor and government source) by March 1996, and remit payment to the Company by April 1996. In the event that the customer is not able to complete this purchase, the Company will not have the available funds to meet the debt service requirements, in which case the Company will pursue alternative financing sources to meet these requirements. This matter raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not incluse any adjustments that might result from the outcome of this uncertainty.

2. OPERATIONS

   The Company is a manufacturer of specialized metal products which are fabricated by a variety of metalworking processes. Export sales to foreign unaffiliated customers are 33% of total net sales and contract revenues in fiscal 1995, 37% in fiscal 1994, and less than 10% in fiscal 1993. A significant portion of the Company's sales revenue has been derived from major customers as follows:

                     LOCKHEED    LOCKHEED     OLIN      ROYAL
           COGEMA     MARTIN    IDAHO FALLS   CORP     ORDNANCE
    1995     19%        18%          9%        8%         --%
    1994     20         --           6         21         12
    1993     --         --          11         35          3

3. SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements include the accounts of Nuclear Metals, Inc. and its wholly owned subsidiaries: NMI Foreign Sales Corporation, NMI Holdings, Inc., a Massachusetts securities corporation, and Carolina Metals, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

   FISCAL YEARS

   References in these financial statements to 1995, 1994, and 1993 are for the fiscal years ended September 30, 1995, September 30, 1994, and September 30, 1993, respectively.

   REVENUE RECOGNITION

   Revenues are recorded when products are shipped, except for revenues on long-term contracts which are recorded on the percentage-of-completion method. The percentage-of-completion method is used for research and development contracts and for production contracts which require significant amounts of initial engineering and development costs. The percentage-of-completion is determined by relating the actual number of contract units completed to date to the total units to be completed under the respective contract. When the estimated total cost on a contract indicates a loss, the Company's policy is to record the entire loss currently. Performance incentives incorporated in certain government contracts are recognized when incentives are earned or awarded or when penalties are incurred or assessed. Contract revenues include fees resulting from facilitization contracts with the U. S. Army (contracts to establish production capacity through the purchase and installation of equipment to be owned by the U.S. Army). Costs associated with these contracts, exclusive of the costs to purchase the equipment ($0 in 1995, $380,000 in 1994 and $1,285,000 in 1993) are included in cost of sales. The consolidated balance sheets do not include the cost of this U.S. Army-owned equipment.

   CASH AND CASH EQUIVALENTS

   Cash and cash equivalents are recorded at cost which approximates market value. Cash equivalents include certificates of deposit with a maturity of three months or less.

   MARKETABLE SECURITIES

   Marketable securities are recorded at cost which approximates market value. Marketable securities include certificates of deposit purchased with a maturity greater than three months.

   INVENTORIES

   Inventories are stated at the lower of cost (first-in, first-out) or market and include materials, labor, and manufacturing and engineering overhead.

   PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment are recorded at the lower of cost or net realizable value. For financial reporting purposes, the Company provides depreciation on the straight-line method over the estimated useful lives of the assets, which are as follows:

         Buildings                             20 - 30 years
         Machinery, equipment, and fixtures     3 - 10 years

   Maintenance and repairs are charged to operations as incurred; renewals and betterment's are capitalized. When property, plant, and equipment are sold, retired or entirely written down, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

   In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires a reveiw for impairment for long-lived assets and certain identifiable intangibles to be held and used by an entity whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized if the sum of the expected future cash flows to result from the use and eventual disposition of the asset is less than the carrying amount of the asset. The amount by which the carrying amount of the asset exceeds the fair value less costs to sell, is an impairment loss to be recognized. This statement would apply to fiscal years beginning after December 15, 1995. The effects on the Company's financial condition and results of operations are not expected to be material.

   During the fourth quarter of 1994, the Company recorded a loss on fixed asset writedown in the Depleted Uranium Segment of $3,584,000 consisting principally of a provision to adjust the carrying values of idle and underperforming fixed assets to estimated net realizable values. The provision was based on a periodic review of fixed assets and a determination that there has been a permanent decline in the value of assets due to declines in defense spending and the pricing necessary to compete effectively for such contracts.

   INCOME TAXES

   The Company provides for income taxes in each year's consolidated statements of operations regardless of the year in which the transactions are reported for tax purposes to recognize the tax effects of all events.

   The deferred federal and state income taxes result primarily from using accelerated depreciation on property, plant, and equipment for income tax reporting purposes and from establishing reserves which are not currently deductible for income tax purposes, respectively.

   The Company adopted Statement of Financial Accounting Standards No. 109 in the first quarter of fiscal 1993 via a cumulative catch-up adjustment. The catch-up adjustment resulted in a one time gain of $1,100,000.

   RESEARCH AND DEVELOPMENT COSTS

   Research and development costs are related only to Company-sponsored research and development and include direct costs and an allocation of overhead.

   RECLASSIFICATIONS

   Certain amounts previously reported in the consolidated financial statements have been reclassified to conform with the 1995 presentation.

4. ACCOUNTS RECEIVABLE

   The following is an analysis of accounts receivable (net of allowances for doubtful accounts):
                                                  1995       1994
  Accounts receivable                         $4,449,000  $3,676,000
  Unbilled Receivables and Retainages due
   upon completion of contracts                  281,000   1,779,000
                                              ----------  ----------
                                              $4,730,000  $5,455,000
                                              ----------  ----------
                                              ----------  ----------

5. INVENTORIES

   Inventories (net of reserves) at September 30, 1995, and September 30, 1994, were as follows:
                                                  1995        1994
  Work-in-process                           $13,942,000   $10,021,000
  Raw materials                               2,794,000     3,721,000
  Spare parts                                   732,000       744,000
                                            -----------   -----------
                                            $17,468,000   $14,486,000
                                            -----------   -----------
                                            -----------   -----------


   As of September 30, 1995, approximately $11.8 million of the Company's inventory consists of Depleted Uranium (DU) in various stages of production. This amount consists of both value-added costs to government owned material, ($6.6 million), which is used for U.S. Military contracts and for material which the Company has acquired from other sources, ($5.2 million). During fiscal 1995 the U.S. Army notified the Company that the Army would provide the DU for production for the most recent penetrator contract. Management strongly believes that the Army is responsible to compensate the Company for the value-added costs of this material and that at a minimum the Army would allow the Company to use this material for non U.S. military contracts at no additional cost to the Company. Management is pursuing several Department of Energy programs that would require more DU over the next several years than the Company currently has on hand. Management believes that the carrying cost of the inventory on hand will be fully realizable through these possible programs or from its ongoing usage for U.S. and foreign military procurements, however it is uncertain how much of the inventory balance will be utilized in fiscal 1996.

6. LONG-TERM OBLIGATIONS AND NOTES PAYABLE

   Long-term obligations and notes payable of the Company at September 30, 1995, and September 30, 1994, areas follows:


                                                               1995         1994
  10.05% Note, annual principal payments
   of $1,176,000 to maturity in 1997
   (paid off in 1995)                                      $       --    $3,532,000
  Term Credit, interest rate of prime plus 0.5%
     due in monthly principal payments through 1996         1,733,000            --
  Line of Credit, interest rate of prime plus 0.5%          1,000,000            --
  Demand Line of Credit, interest rate of prime plus 1.5%     925,000            --
  Industrial Development Revenue Notes, variable
   interest rates (5.8% - 6.1% at September 30, 1995)
   due in quarterly principal payments through 2000           822,000     1,302,000
  Capital Leases                                                   --        25,000
                                                           ----------    ----------
                                                           $4,480,000    $4,859,000
  Less Current portion of long-term obligations             2,405,000     1,091,000
                                                           ----------    ----------
                                                           $2,075,000    $3,768,000
                                                           ----------    ----------
                                                           ----------    ----------


  Based on the amended debt agreement date January 11, 1996 as discussed below maturities of long-term obligations subsequent to September 30, 1995, are: 1996 - $2,405,000; 1997 - $1,895,000; 1998 - $80,000; 1999 - $80,000;
$20,000 thereafter.

   During fiscal 1995, the Company restructured its long-term debt, the principal balance of $3,532,000 outstanding on the 10.05% note was settled at a discount. Accordingly, the Company recorded an extraordinary gain on extinguishment of debt of $585,000 net of taxes of $10,000 in the accompanying statement of operations as a result of this transaction.

   Simultaneously, the Company entered into a credit facility of $5,650,000 with a bank. As of September 30, 1995, this facility consisted of a revolving line of credit of $3,250,000 and a term credit of $2,400,000. The revolving line of credit has $2,250,000 in letters of credit outstanding and $1,000,000 in credit line advance. This credit facility is secured by accounts receivable and inventory of the Company.

   The Company's Line of Credit Demand Note (the note) (Balance of $925,000 as of September 30, 1995, and $1,680,000 at January 11, 1996) was due by January 15, 1996. This Note, which was negotiated in September 1995, was intended to provide the Company working capital until the receipt of proceeds from the sale of specific penetrators blanks to a certain customer. This
Note is secured by a number of patents currently held by the Company. In consideration for providing this facility, the Company issued the lender a warrant to purchase 25,000 shares of the Company's common stock at $11.89 per share which was the approximate market value of the Company's common stock at the time the warrants were issued. These warrants expire in 2005. The holder of the warrant has the option to exercise a portion of the warrant in a cashless transaction by surrendering the remaining portion of the warrant as defined.

    On January 11, 1996, the Company reached an agreement with its lender to amend certain terms of its debt, including the waiver of past violations of debt covenants, extension of certain debt maturity dates and the revision of certain financial covenants. The agreement required the Company to make a payment of $500,000 of the Demand Line of Credit Note on January 12, 1996, the proceeds of which were received from certain shareholders in exchange for a note payable of $500,000 due June 1997. The note payable to the shareholders is payable interest only (in cash or common stock) semi-annually until its maturity date at a rate of 10%, convertible into shares of the Company's common stock at $11.89 per share and subordinate to the debt of the Company. The agreement also revised the repayment terms for the remaining balance of the Demand Line of Credit Note (balance of $1,680,000 as of January 11, 1996) as follows: $500,000 on January 12, 1996, and monthly installments of $100,000, $200,000, $300,000 and $580,000 beginning January
31, 1996, and ending April 15, 1996, and revised the due date for the Line of Credit ($1,000,000 outstanding at September 30, 1995, and January 11, 1996) to December 31, 1996. This agreement also adjusts the value of the eligible loan collateral determined under the borrowing base formula. In addition, the agreement requires the Company to use any proceeds received from the sale of penetrator blanks to the customer, discussed above, to prepay the amounts outstanding under the Demand Line of Credit Note and purchase certificates of deposit in aggregate of $1,000,000 from the lender and pledge those as security for the Company's remaining obligations to lender. The revisions to the financial covenants includes general working capital requirements, and net income before interest and taxes not less than the amounts for the quarter ending dates as follows: March 31, 1996 - $250,000, June 30, 1996 - $25,000, September 30, 1996 - $175,000, December 31, 1996 - $175,000, and
$175,000 thereafter. On or before July 1, 1996, the Company will be required to provide the bank documentation that the Company will have sufficient funds to fulfill all obligations to the bank. In consideration for providing this amendment, the Company will pay the Bank a fee in the amount of $150,000 upon the earlier of the receipt of funds from sale of penetrator blanks or at December 31, 1996.

    The Industrial Development Revenue Notes consist of four note issues. The interest rates on these notes range from 66.5% to 70% of the lender bank's prime interest rate. The notes are secured by all property, plant, and equipment.

7. INCOME TAXES

   Effective the beginning of fiscal 1993 the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, the Company must compute the impact upon its future income tax payments, using current tax rates, of temporary differences resulting from the different periods in which events are recognized in the financial statements and in the tax returns. SFAS 109 requires deferred tax assets and liabilities to be adjusted when the tax rates or other provisions of the income tax law change.

   The Company elected to adopt this new standard by recording a cumulative catch-up adjustment. Net income increased by $1,100,000 as a result of adopting the new standard. Adopting SFAS 109 has not caused a significant change in the Company's provision (benefit) for income taxes, reconciliation of the effective tax rate with the statutory rate or significant components of the income tax benefit.

   The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following:

                                                    1995     1994     1993
     Statutory rate                                (34.0)%  (34.0)%  (34.0)%
     Increase (reduction) in taxes resulting from:
      State taxes, net of federal effect            (6.0)    (6.3)    (6.3)
      Valuation allowance                           (2.0)    29.6      6.4
      Tax reserves no longer required              (48.0)      --       --
      Other                                         (6.0)      --       --
                                                   -----    -----    -----
                                                   (96.0)%  (10.4)%  (33.9)%
                                                   -----    -----    -----
                                                   -----    -----    -----

   As of September 1995, the Company has a federal net operating loss
carryforward of approximately $5.4 million   of which $3.1 million expires in
2009 and $2.3 million expires in 2010 and State net operating loss carryforwards of approximately $14.4 million which expire between 1998 through 2008. These net operating loss carryforwards are fully reserved by valuation allowances.

   The components of the provision (benefit) for income taxes are as follows:

                                   1995         1994              1993
  Current benefit:
     Federal                  $ (766,000)     $(1,757,000)    $(2,336,000)
     State                      (135,000)        (543,000)       (435,000)
     Valuation allowance         901,000        2,300,000         435,000
                              -----------     -----------     -----------
      Total current benefit    $      --      $        --     $(2,336,000)
                              -----------     -----------     -----------
                              -----------     -----------     -----------
  Deferred benefit
     Federal                  $(1,819,000)    $(1,738,000)    $(1,410,000)
     State                       (148,000)       (537,000)       (261,000)
     Valuation allowance               --       1,087,000         261,000
      Total deferred benefit   (1,967,000)     (1,188,000)     (1,410,000)
                              -----------     -----------     -----------
      Total benefit           $(1,967,000)    $(1,188,000)    $(3,746,000)
                              -----------     -----------     -----------
                              -----------     -----------     -----------


   During 1995 the Company received $978,000 of Federal income tax refunds. As of September 30, 1994, the Company had established a full valuation allowance for this amount. Accordingly, the Company reduced it's valuation allowance by $978,000 upon receipt of this amount.

   The Company has provided a full valuation allowance on the net deferred tax assets as of September 30, 1995, and 1994. The Company's alternative minimum tax credit has an unlimited life. The tax effects of significant items making up the deferred tax liabilities and deferred tax assets, as of the end of the 1995 and 1994 fiscal years are as follows:


                                                             1995        1994
  Assets:
     Reserves not currently deductible for tax purpose   $2,331,000   $2,518,000
     Accrued employee health benefits                       382,000      422,000
     Federal operating loss carryforward                  1,843,000    1,757,000
     State operating loss carryforwards and other assets  1,374,000    1,239,000
     Other                                                  345,000      445,000
     Valuation allowance                                 (3,738,000)  (3,905,000)
                                                         ----------   ----------
        Total deferred tax assets                         2,537,000    2,476,000
        Alternative minimum tax credit                      407,000      407,000
                                                         ----------   ----------
                                                         $2,944,000   $2,883,000
                                                         ----------   ----------
                                                         ----------   ----------
  Liabilities:
     Fixed asset basis difference                        $2,229,000   $2,033,000
     Employee benefits                                      715,000      715,000
     Other                                                       --      136,000
                                                         ----------   ----------
                                                         $2,944,000   $2,884,000
                                                         ----------   ----------
                                                         ----------   ----------

8. STOCK OPTIONS AND EMPLOYMENT AGREEMENTS

   A total of 247,900 shares of common stock have been reserved for issuance upon exercise of options issued or issuable pursuant to the Company's stock option plans for employees and directors. The exercise price of options issued or issuable under such plans may not be less than 100% of the fair market value of the shares purchasable on the date of grant of the options. Information concerning options which have been granted under the plans and the exercise prices thereof is set forth below. Those options with an indicated exercise price of $6.63 expire in 2003, those with an exercise price of $13.50, $14.00, or $16.00 expire in 2004, in each case on the anniversary of the date of grant.

  Common shares under option are presented:

                                                   Number      Option Price
                                                  of Shares      per Share
  Options outstanding as of September 30, 1993       105,700       $6-6.50
      Exercised                                      (12,800)         6.00
      Granted                                         13,500    6.63-16.00
      Canceled                                        (7,500)         6.00
  Options outstanding as of September 30, 1994        98,900    6.00-16.00
      Exercised                                      (80,500)         6.00
      Granted                                         25,300   13.50-14.00
      Canceled                                        (5,200)    6.00-6.50
                                                      ------   -----------
  Options outstanding as of September 30, 1995        38,500   $6.63-16.00
                                                      ------   -----------
                                                      ------   -----------

    In consideration of entering into a credit agreement with its lender the Company issued the lender a warrant to purchase 25,000 shares of the Company's common stock for $11.89 per share, which was the approximate market value of the Company's common stock at the date of the transaction. These warrants expire in 2005. The holder of the warrant has the option to exercise a portion of the warrant in a cashless transaction by surrendering the remaining portion of the warrant as defined.

9. PENSION PLAN

   The Company has a defined benefit pension plan designed to provide retirement benefits to all employees. This plan provides pension benefits that are based on the employee's salary and years of service. The Company's policy is to fund the plan at a level within the range required by applicable regulations.

   The Company's net pension cost for 1995, 1994, and 1993 was $165,000, $269,000 and $90,000, respectively. During 1995, the Company used the weighted average discount rate of 8.0%. Net pension cost for the Company's defined benefit plan included the following components:

                                                     1995        1994       1993

   Service cost - benefits earned during the period   $155,000   $206,000   $198,000
   Interest cost on projected benefit obligation       954,000    936,000    869,000
   Actual return on plan assets                       (985,000)  (414,000)  (524,000)
   Net amortization and deferral                        41,000   (459,000)  (453,000)
                                                      --------   --------   --------
   Net pension cost                                   $165,000   $269,000    $90,000
                                                      --------   --------   --------
                                                      --------   --------   --------


     Assumptions used in determining the plan's funded status:

     Discount rate                          8.0%       8.0%       7.0%
     Expected rate of increase in
      compensation levels                   5.5%       5.5%       5.5%
     Expected long-term rate of return
      on assets                             8.5%       8.5%       8.5%

  The following table sets forth the plan's funded status as of September 30, 1995, September 30, 1994, and September 30, 1993.

                                        1995            1994             1993
     Vested benefit obligation      $(11,245,000)   $(11,013,000)   $(11,826,000)
                                    ------------    ------------    ------------
     Accumulated benefit obligation $(11,249,000)   $(11,061,000)   $(11,878,000)
                                    ------------    ------------    ------------
     Projected benefit obligation   $(12,661,000)   $(12,364,000)   $(14,155,000)
     Plan assets at fair value        12,274,000      11,981,000      12,093,000
     Funded status                      (387,000)       (383,000)     (2,062,000)
     Unrecognized prior service costs    121,000         125,000         129,000
     Unrecognized net  loss            1,885,000       2,042,000       3,986,000
                                    ------------    ------------    ------------
     Prepaid pension cost             $1,619,000      $1,784,000      $2,053,000
                                    ------------    ------------    ------------
                                    ------------    ------------    ------------


  Plan assets are invested under the provision of a trust agreement with a bank in common trust funds.

10. POSTRETIREMENT BENEFITS

   Effective the beginning of fiscal 1994 the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions". The statement requires companies to accrue the cost of postretirement health care and life insurance benefits within the employees' active service periods. The Company had been recognizing these costs on the cash basis prior to adoption of SFAS 106. In fiscal 1993, the Company expensed $23,400 of these benefits.

   The Company provides employees who retired from the Company prior to January 1, 1993, with at least ten years of service and are under the age of 65, with Group Health Insurance on a cost-sharing basis. Coverage for an employee's spouse or dependents will also continue under this plan until the employee has reached age 65 at which time, the coverage ceases. In addition, the Company provides the same employees who are at least 62 years of age with life insurance equal to their ending annual salary up to a maximum of $50,000.

   For employees who retire after January 1, 1993, the postretirement benefits do not include health insurance. In addition, the life insurance benefit, up to a maximum of $50,000, is provided for one year after retirement.

   The accumulated benefit obligation of these benefits as of October 1, 1995, is approximately $751,000 ($36,000 for medical insurance and $715,000 for life insurance). Plan assets of $344,000 in cash reserves are on hand with an insurance company to partially cover the cost of the life insurance benefits. The Company adopted the new standard prospectively as of October 1, 1993, and is amortizing the transition obligation of $456,000, over three years for the medical insurance benefits and fifteen years for the life insurance benefits.

   Postretirement benefit expense for fiscal 1995 is $96,000. The components of the expense are as follows:

  Service cost of benefits earned              $1,000
     Interest cost on liability                57,000
     Return on plan assets                    (10,000)
     Amortization of transition obligation     48,000
                                             --------
     Net postretirement benefit cost          $96,000
                                             --------
                                             --------

   The following table sets forth the Benefit Plan's funded status as of October 1, 1995:
     Accumulated Post Retirement Benefit obligation      $(751,000)
     Plan Asset at Fair Value                              344,000
                                                         ---------
     Funded Status                                       $(407,000)
     Transition obligation                                 344,000
                                                         ---------
     Accrued Post-Retirement Benefit Cost                 $(63,000)
                                                         ---------
                                                         ---------
  The following actuarial assumptions were used:

     Salary increase          5.5%
     Discount rate            7.0%
     Return on Assets         3.0%
     Medical Inflation       10.0%

11.  COMMITMENTS AND CONTINGENCIES

   EXPANSION

   The Company is expanding its facilities by adding new equipment. The Company anticipates that this will require capital expenditures totaling approximately $1,000,000 during fiscal 1996.

   WASTE DISPOSAL

   In the process of manufacturing depleted uranium products, the Company generates low-level radioactive waste (LLRW) that must be disposed of at sites licensed by federal, state, and local governments. At present, there is one licensed commercial repository in the United States available for use by the Company. For LLRW originating in Concord, no site currently exists and provisions have been made to accommodate interim storage. State government has the responsibility to implement the provisions of the federal Low-Level Waste Policy Amendments Act and provide a state solution for Massachusetts companies that generate this type of waste. Management is of the opinion that an extended period of storage can be accommodated within existing buildings and in an environmentally safe manner acceptable to all regulatory agencies until such time as an acceptable site is identified.

   HOLDING BASIN FACILITY

   For a number of years, ending in 1985, the Company disposed of manufacturing-related depleted uranium waste and the associated spent acid and other residual materials by neutralizing with lime and discharging the neutralized mixture to a holding basin on its premises in Concord, Massachusetts. In 1986 the holding basin was covered with hypalon, an impervious material used to prevent rain and surface run-off water from leaching through the holding basin. The Company now uses a proprietary "closed loop" process that it developed to discontinue such discharges. The Company believes that both practices were and are in compliance with all applicable regulations.

   The Commonwealth of Massachusetts, Department of Environmental Protection ("DEP"), has designated the Concord site, including the holding basin, as a "priority" remediation site. The DEP, in conjunction with the Company and its consultants, are developing a comprehensive evaluation and risk assessment. The risk assessment originally scheduled for completion during calendar year 1995 has been delayed. Additional information needed for the risk assessment has been collected and is currently being evaluated with the current expectation that completetion of the risk evauation will occur in 1996. The Company continues to believe that the results of these studies will establish that the holding basin does not present an environmental risk consistent with its designation as a "priority" site.

   The vast majority (approximately 96%) of the material in the holding basin is the byproduct of manufacturing processes conducted by the Company under Government contracts using Government furnished material. Management believes, based on advice from legal counsel and discussions with the Army, that this material continues to be Government owned and that the Government has a responsibility for any required remediation of the site. The Company has no written commitment from the Government to fund any remediation costs, however, existing contracts provide the basis for Government responsibility to pay the costs of removal of the material from the holding basin. In September 1995, the Company submitted a request for funding for the full remediation under Public Law 85-804. The Army is currently reviewing the submittal and is expected to provide their recommendations to the Company early in 1996. The Army has not denied the Government's responsibility to pay the costs of removal of the material from the holding basin. Management of the Company considers it unlikely that the Army will not pay the appropriate costs for remediation. Also, the Government has demonstrated a general practice of paying its portion of site remediation costs by the funding of other remediation projects.

   Included in the accompanying balance sheet as of September 30, 1995, is a $2.8 million reserve against any potential administrative, legal, research or other costs of remediating the holding basin that are not paid by the Government. The Company believes this reserve to be adequate for any residual costs that may be incurred beyond the Government's portion of the holding basin.

   The planned decommissioning of the holding basin has involved discussions with several agencies including the NRC, DEP and the Army. The Company has developed a range of cost estimates for remediation of the holding basin based on assumptions as to the amount of gravel to be removed and that all material will be buried at licensed sites. Significant costs include excavation, transportation and burial of the holding basin material as well as back fill and grading at the Concord site. Under these assumptions, the estimated costs of burial range from $4 million to $9 million. In developing these estimates, the future burial rates that will be charged at the licensed sites are uncertain and are the predominant reason for the wide range of potential costs. These burial costs are affected by, among other things, the various regulatory agencies, the regulations imposed by these agencies and the volume of waste processed at individual licensed sites. In developing these estimates for burial, the Company has not assumed any offset based on Government funding or insurance claims. Further, the Company assumes that the recommendations of the Company's outside experts as to how much gravel should be removed will be accepted by the regulatory authorities and that none of the material in the holding basin will be recycled. The Company believes that its cost of remediation will not have a material impact on its results of operations or financial position.

   DECOMMISSIONING PLANNING REQUIREMENTS

   The Company is in the process of renewing certain licenses by the NRC which the Company is required to hold in order to possess and process depleted uranium materials. Under applicable licensing regulations, the Company was required to submit and did submit a Decommissioning Funding Plan ("DFP") to provide for the possible future decommissioning of its Concord facility. The Company is also required to provide financial assurance for such decommissioning.

   Approximately 96% of the depleted uranium materials which generated the DFP requirements were processed for the United States Government. Accordingly, the Company believes that its financial assurance, is only for the balance of the cost. The total estimated cost of decommissioning the NMI facility is $13.7 million. The Company's share, approximately 4%, would be $550,000 for which a reserve is included in the accompanying balance sheet as of September 30, 1995. The Company has provided financial assurance in the form of a letter of credit in the amount of $750,000.

   The outcome of a December 1994, NRC enforcement conference with respect to what the NRC described as the Company's apparent lack of compliance with the decommissioning financial assurance regulations has resulted in the Company submitting a request to the NRC for exemption to certain aspects of the Decommissioning and Disposal(D&D) regulations. The exemption request includes alternate financial funding mechanisms not specifically called out in the regulations. Management believes that these funding mechanisms when coupled with Government contractual obligations will collectively satisfy the decommissioning funding obligations of the Company. In filing the exemption, the Company reiterated its long standing position that the United States Government is obligated, by policy and by contract, to bear the balance of decommissioning costs at the Concord site. The Company expects NRC's response to the exemption request, early in 1996.

   Management believes that based on progress made to date on the holding basin remediation, along with the submission of a request for partial exemption to the D&D rules, escalated enforcement action by NRC regarding decommissioning funding compliance, although possible, will not occur. Escalated enforcement action could take form of civil penalty, license suspension or license revocation. A license action, such as a suspension or revocation would have a material and adverse impact on results of operations and financial position.

   LEGAL PROCEEDINGS

   The Company is involved with various legal actions. Management believes that the final disposition of these actions will not have a material effect on the Company's results of operations or financial position.

12.  TRANSACTIONS WITH RELATED PARTIES

   Under the terms of a management agreement, Matthews Associates Limited is entitled to an annual management fee. George J. Matthews, Chairman of the Board of Directors, is sole owner of Matthews Associates Limited. These fees, as well as certain expenses of Matthews Associates Limited that were reimbursed by the Company, have been included in selling, general, and administrative expenses. Management fees were $350,000 in 1995, 1994, and 1993. Mr. Matthews does not receive any other salary or fee for services as Chairman of the Board of Directors.

13.  MAINTENANCE AND REPAIRS

   Maintenance and repair expenditures, which are charged to cost and expense as incurred, amounted to $854,000 in 1995, $1,029,000 in 1994 and $1,002,000
in 1993.

14.  INDUSTRY SEGMENT INFORMATION

   The Company is engaged in the manufacture and sale of various specialty metal products. The Company operates in three industry segments: Uranium Services and Recycle, Specialty Metal Products, and Depleted Uranium Penetrators. The Company has changed its segments for financial purposes. All prior year amounts have been restated. Information relating to the Company's operations for the industry segments described above for each of the three years in the period ended September 30 is as follows:

                                      1995         1994           1993

Net Sales and Contract Revenues:
  Uranium Services & Recycle      $ 4,969,000   $  4,752,000   $        -
  Specialty Metal Products         12,102,000      7,284,000     10,258,000
  Depleted Uranium Penetrators      1,713,000      6,968,000      6,761,000
                                  ------------  -------------  -------------
    Total                         $18,784,000   $ 19,004,000   $ 17,019,000
                                  ------------  -------------  -------------
                                  ------------  -------------  -------------

Operating Loss:
  Uranium Services & Recycle      $  (996,000)  $ (5,409,000)  $        -
  Specialty Metal Products           (341,000)      (162,000)    (2,816,000)
  Depleted Uranium Penetrators       (237,000)    (5,033,000)    (7,330,000)
                                  ------------  -------------  -------------
    Subtotal                       (1,574,000)   (10,604,000)   (10,146,000)

  General Corporate Expenses          350,000        350,000        350,000
                                  ------------  -------------  -------------
  Net Operating Loss               (1,924,000)   (10,954,000)   (10,496,000)
                                  ------------  -------------  -------------

  Other Expense, Net                  118,000        430,000        557,000
                                  ------------  -------------  -------------
  Loss Before Taxes               $(2,042,000)  $(11,384,000)  $(11,053,000)
                                  ------------  -------------  -------------
                                  ------------  -------------  -------------

Identifiable Assets:
  Uranium Services & Recycle      $16,609,000   $ 16,772,000   $ 18,090,000
  Specialty Metal Products          5,140,000      5,646,000      7,297,000
  Depleted Uranium Penetrators     12,158,000      9,863,000     11,697,000
  Corporate                         6,979,000      8,261,000     20,139,000
                                  ------------  -------------  -------------
    Total                         $40,886,000   $ 40,542,000   $ 57,223,000
                                  ------------  -------------  -------------
                                  ------------  -------------  -------------

Depreciation and Amortization Expenses:
  Uranium Services & Recycle      $   404,000   $    843,000   $    864,000
  Specialty Metal Products            251,000        421,000        450,000
  Depleted Uranium Penetrators        443,000      1,252,000      1,351,000
  Corporate                           241,000        358,000        391,000
                                  ------------  -------------  -------------
    Total                         $ 1,339,000   $  2,874,000   $  3,056,000
                                  ------------  -------------  -------------
                                  ------------  -------------  -------------

Capital Expenditures:
  Uranium Services & Recycle      $   325,000   $     68,000   $    184,000
  Specialty Metal Products             85,000        315,000        827,000
  Depleted Uranium Penetrators          6,000         65,000         96,000
  Corporate                           361,000        261,000        158,000
                                  ------------  -------------  -------------
    Total                         $   777,000   $    709,000   $  1,265,000
                                  ------------  -------------  -------------
                                  ------------  -------------  -------------

   The Uranium Services and Recycle segment includes the manufacture of depleted uranium products (non-penetrator) and the recycle of low level radioactive metal. The Specialty Metal Products segment includes a large assortment of metal products fabricated using foundry, extrusion, and machining capabilities and involves the production and sale of various metal powders manufactured by the Company's patented Rotating Electrode Process. Operations in the Depleted Uranium Penetrator industry segment include the production of various penetrators (a component of armor-piercing ammunition used in certain U.S. military gun systems) which are sold to a department of the U.S. Department of Defense (DOD), to prime contractors manufacturing such ammunition for the DOD or to foreign military operations. Revenues derived from contract research and development activities have been included in the above segments based on the nature of the product.

    Net sales and contract revenues by industry segment include sales to unaffiliated customers (intersegment sales are not significant). A significant portion of the Company's revenues has been derived from three major customers (see Note 2) sales to Cogema are included in the Uranium Services & Recycle industry segment. Sales to Lockheed Martin and Lockheed Idaho Falls are included in the Specialty Metal Products industry segment.

    Due to the utilization among segments of common production facilities and equipment and the involvement of a single management organization in all phases of the Company's operations, necessary allocations have been made based on estimates which management believes to be reasonable.

    Operating loss includes net sales and contract revenues less operating expenses allocated to the individual segments. General corporate expenses represent expenses which are not of an operating nature and, therefore, are not allocable to industry segments.

    Identifiable assets shown include accounts receivable, inventory, and plant and equipment that have been allocated to each of the Company's industry segments. Corporate assets consist primarily of cash, certificates of deposit, and other assets.

15.  QUARTERLY RESULTS (UNAUDITED)

  Financial results by quarter for 1995, 1994, and 1993 are summarized below:

                                          FIRST      SECOND     THIRD      FOURTH
                                         QUARTER    QUARTER    QUARTER    QUARTER
                                         (In thousands, except per share amounts)

1995
  Net Sales                                  $ 5,626    $ 4,213    $ 3,753    $ 5,191
  Operating Income (Loss)                        220     (1,355)        45       (834)
  Income (loss) before
      extraordinary item                         121       (300)        39         65
  Extra gain on extinguishment of debt            --        585         --         --
  Net Income                                     121        285         39         65
  Per share amounts:
  Income (loss) before
      extraordinary item                        0.05      (0.13)      0.02       0.03
  Extra gain on extinguishment of debt            --       0.25         --         --
  Net income per share                          0.05       0.12       0.02       0.03

1994
  Net Sales                                  $ 4,300    $ 4,506    $ 5,527    $ 4,671
  Operating Income (Loss)                     (1,118)       142     (2,183)    (7,795)
  Net Income (loss)                             (808)        24     (2,031)    (7,381)
  Net Income (loss) per share                  (0.35)      0.01      (0.88)     (3.21)

1993
  Net Sales                                  $ 5,872    $ 4,719    $ 3,858    $ 2,570
  Operating Income (Loss)                        377        197     (5,879)    (5,191)
  Income (loss) before
    cumulative effect of accounting change       156         74     (4,000)    (3,537)
  Cumulative effect of accounting change      (1,100)        --         --         --
  Net Income (loss)                            1,256         74     (4,000)    (3,537)
  Per share amounts:
  Income (loss) before
    cumulative effect of accounting change      0.07       0.03      (1.74)     (1.54)
  Cumulative effect of accounting change        0.48         --         --         --
  Net Income (loss) per share                   0.55       0.03      (1.74)     (1.54)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  To the Board of Directors and Stockholders of Nuclear Metals, Inc.:

     We have audited the accompanying consolidated balance sheets of NUCLEAR METALS, INC. (a Massachusetts corporation) and subsidiaries as of September 30, 1995, and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Nuclear Metals, Inc. and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 6 to the financial statements, on January 11, 1996, the Company reached an agreement with its lender to amend certain terms of its debt, including the extension of certain debt maturity dates; the lender's waiver of past violations of debt covenants and the revision of certain financial covenants. The Company's ability to meet its revised debt service requirements in 1996 is dependent upon the receipt of a specific order and the related proceeds from a certain customer. As of January 11, 1996, the Company's customer has not been able to obtain funding to complete the purchase. This matter raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1.
The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                          Arthur Andersen LLP

  Boston, Massachusetts
  November 22, 1995 (except for Notes 1 and 6
            for which the date is January 11, 1996)

CORPORATE DIRECTORY

 BOARD OF DIRECTORS

 George J. Matthews
 Chairman

 Wilson B. Tuffin
 Vice Chairman

 Robert E. Quinn
 President

 Frank H. Brenton
 Chairman, Marshall's Incorporated, Retired

 Kenneth A. Smith
 Edwin R. Gilliland Professor of Chemical Engineering
 Massachusetts Institute of Technology


          Photo of
           Richard
            Vokey


 Richard S. Vokey
 President and Vice Chairman
 Boston Private Bank & Trust Company

 1928-1995


 EXECUTIVE OFFICERS AND CORPORATE STAFF

 George J. Matthews
 Chairman of the Board of Directors

 Wilson B. Tuffin
 Vice Chairman of the Board of Directors

 Robert E. Quinn
 President

 Douglas F. Grotheer
 Vice President, Engineering

 William T. Nachtrab
 Vice President, Technology

 James M. Spiezio
 Vice President, Finance and Administration

 Frank J. Vumbaco
 Vice President, Health/Safety and
 Corporate Communications

 Bruce E. Zukauskas
 Vice President, Operations

 Thomas A. Wooters
 Clerk


COMMON STOCK INFORMATION

The Company's common stock is traded on the NASDAQ Market under the symbol NUCM. As reported by a principal market maker for the stock, the high and low bid prices for the three years ended September 30 are reflected in the following table. This information reflects inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

       1995         HIGH      LOW
  1st Quarter      18        13 1/4
  2nd Quarter      16 3/4    11 1/2
  3rd Quarter      14 1/2    11 1/2
  4th Quarter      14 1/4    11

       1994         HIGH      LOW
  1st Quarter      10 3/4     6 1/8
  2nd Quarter      13        10 1/8
  3rd Quarter      20        11 3/4
  4th Quarter      21        14

       1993         HIGH      LOW
  1st Quarter       7         5 1/2
  2nd Quarter      10         6 1/4
  3rd Quarter      11 1/4     7 1/2
  4th Quarter       9         5 3/4

As of September 30, 1995, there were approximately 298 holders of record of the Company's Common Stock. The Company believes the actual number of beneficial owners of the Company's Common Stock is greater because a large number of shares are held in custodial or nominee accounts.

The Company did not declare any dividends during its last two fiscal years. Given the Company's current cash flow situation, the Company does not expect to pay dividends in the next year. Future cash dividends, if any, would be paid on an annual basis, the amount of which is subject to the determination and approval of the Company's Board of Directors. The Company's loan agreement with a bank prohibits the declaration or payment of dividends without the bank's consent.

HEADQUARTERS
2229 Main Street, Concord, Massachusetts  01742

CAROLINA METALS, INC.
Highway 80, Barnwell, South Carolina  29812

TRANSFER AGENT AND REGISTRAR
State Street Bank & Trust Co.
225 Franklin Street, Boston, Massachusetts  02101

AUDITORS
Arthur Andersen LLP
One International Place, Boston, Massachusetts  02110

ANNUAL MEETING
The annual meeting of stockholders will be held on May 1, 1996 at 10:00 A.M. at the offices of State Street Bank & Trust Company, 225 Franklin Street, Boston, Massachusetts 02101.

FORM 10-K
The Form 10-K Annual Report to the Securities and Exchange Commission will be provided without charge to shareholders on written request. Requests should be directed to the Vice President, Finance, Nuclear Metals, Inc. 2229 Main Street, Concord, Massachusetts 01742.

                 [LOGO]
                          NUCLEAR METALS, INC.

               2229 MAIN ST, CONCORD, MASSACHUSETTS  01742
                PHONE (508) 369-5410 - FAX (508) 369-4045