Form 10-K/A, Exhibit 13
period 1995-09-30
NUCLEAR METALS INC
filed 1996-01-18
CIK 276331

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

   LIQUIDITY AND CAPITAL RESOURCES


   During fiscal 1995, working capital decreased to $14,366,000 from $17,477,000 in fiscal 1994. This decrease is primarily due to debt restructuring.


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


   Since restrictive covenants in the Company's agreements with lenders limit borrowing by the Company other than under the existing credit facilities, the Company may seek to raise cash through the sale of its stock (or securities convertible into stock). The issuance of additional equity securities could have a dilutive effect on the Company's outstanding common stock. There can be no assurance that the Company would be able to raise additional funds through a sale of its equity securities on favorable terms, if at all.


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