Form 10-K, Exhibit 13
period 1996-09-30
NUCLEAR METALS INC
filed 1996-12-30
CIK 276331

OUR BUSINESS

Nuclear Metals, Inc. develops and manufactures a variety of advanced metal products serving a diverse customer base which includes the aerospace, environmental, defense, medical and energy industries.



CONTENTS

President's Letter                                                2

Market Profile                                                    5

Selected Financial Data                                          10

Management's Discussion and Analysis of Operations               12

Consolidated Balance Sheets                                      16

Consolidated Statements of Operations                            17

Consolidated Statements of Stockholders' Equity                  18

Consolidated Statements of Cash Flows                            19

Notes to Consolidated Financial Statements                       20

Report of Independent Public Accountants                         32

Corporate Directory

                                                                     Exhibit 13

PRESIDENT'S LETTER

DEAR STOCKHOLDER:

   While we made great progress in fiscal 1996, with sales revenues increasing over 50%, sustained operating margins for work at our Concord facility and a written commitment from the Army to fund the remediation of the Concord holding basin, we were not able to report income for the year. We had expected significant orders from both the Department of Energy (DoE) and United States Enrichment Corp. (USEC) for production work at our Carolina Metals, Inc. (CMI) facility. Unfortunately, these orders have yet to be realized and as a result, the Company incurred a loss for the fourth quarter and fiscal year. The fourth quarter loss included a charge of $2.1 million for the estimated loss on current production contracts at CMI.

FINANCIAL HIGHLIGHTS

   Although the Company experienced a net loss in fiscal 1996, sales of $28.7 million compared favorably with fiscal 1995 sales of $18.8 million. Year-end backlog decreased to $23.2 million from $30.7 million the prior year reflecting timing differences on a few large orders. Capital expenditures for the year nearly doubled to $1.4 million from $0.8 million the prior year. Research and development spending also doubled to $876 thousand from $439 thousand the prior year.

   NMI'S year-end balance sheet reflects the increase in reserves that occurred in the fourth quarter of fiscal 1996. Our current ratio (current assets/current liabilities) decreased to 1.99:1 from 3.0:1 the prior year. Our quick ratio (current assets less inventory/current liabilities) decreased to 0.7:1 from 0.8:1 the prior year. Year-end cash and marketable securities were $1.3 million. Inventories decreased, including the effect of additional reserves, to $12.0 million from $17.5 million the prior year. Long-term debt was reduced by $2.5 million during fiscal 1996. Debt at fiscal 1996 year-end was at an all time low of $2.0 million or 8% of stockholder equity.

   State Street Bank and Trust Company, our commercial bank, approved a new $4.25 million line of credit in December, 1996 which allows management attention to shift its focus from intense cash management to growing revenues from new and expanding products in fiscal 1997.

HOLDING BASIN

   From an environmental remediation and licensing standpoint, we have achieved substantial milestones. First, the United States Army determined, to a great extent due to the strategic importance of the Beralcast -Registered Trademark- products, to fund the remediation of our Concord holding basin waste site and to provide assurances with respect to the potential decommissioning of our Concord facility so that we can achieve compliance with the regulatory requirements which govern our NRC license for the Concord plant. While we have not yet received a formal contract for this remediation work, we are confident that the Army will assist with all required remediation of our Concord site and that our NRC license will be renewed.



BERALCAST -REGISTERED TRADEMARK-  INVESTMENT CASTINGS

   Our patented Beralcast -Registered Trademark- alloys received increased market acceptance from the aerospace community during fiscal 1996. Acceptance by Lockheed Martin on the Army's new Comanche helicopter has stimulated the evaluation of this new material on other military defense and
electronic programs.   We are now building prototype hardware for numerous
emerging programs, including the new Patriot PAC 3 Missile, the F-22 Fighter, several electronic countermeasure systems and satellite power supply systems. NMI recently received government funding for work to qualify Beralcast -Registered Trademark- for non-rotating aircraft engine applications. NASA also initiated a qualification program for use of Beralcast -Registered Trademark- for NASA applications. In addition to these military applications, Beralcast -Registered Trademark- is now being tested in several commercial electronic applications where its high stiffness allows for a nearly ten-fold increase in electronic processing speed. A number of new commercial electronic devices are being redesigned with Beralcast -Registered Trademark- to achieve these major increases in processing speed.

CAROLINA METALS INC.

   Carolina Metals Inc., (CMI) our wholly-owned subsidiary located in Barnwell, South Carolina is the world's only depleted uranium (DU) processing facility. DU is the by-product of the uranium enrichment process. The DOE maintains an inventory of over one billion pounds of DU that will be converted to oxide and/or metal. Additionally, when the newly created United States Enrichment Corporation (USEC) is privatized, it is expected that their DU will be used as a feed material for their new, more efficient, laser enrichment process. Both of these programs represent potential orders that are substantial, however, the timing of the receipt of these orders remains uncertain.

  In the third quarter of fiscal 1996, the Company completed its three-year order for DU metal with COGEMA. The continued delays in orders from DoE and USEC have resulted in a substantial underutilization of the CMI facility. As a result, a substantial reduction in the CMI work force was made in the third quarter.



   In the fourth quarter the Company announced its intent to install new processing equipment for DUCRETE TM shielding concrete under license to the DoE. By March 1997 CMI will have a prototype facility capable of processing one ton per day.

RECYCLING CONTAMINATED METAL

    Prototype steel melting and casting equipment at CMI have successfully demonstrated that radiologically contaminated steels can be safely reconfigured and reused for disposal containers and shielding blocks. CMI began production of recycled steel shielding blocks in the fourth quarter of fiscal 1996 and has orders for over one million pounds in fiscal 1997.

   The Company's proposal to commercialize advanced steel-making technology in conjunction with ARMCO INC. and build a Micromill to support DoE's needs for recycling contaminated metals has received favorable support from DoE, Oak Ridge. We expect to know whether this opportunity will be funded in the first half of 1997.

CUSTOMER SATISFACTION

   The Company voluntarily joined the US Army's Contractor Performance Certification Program (CP2) in late 1995. During fiscal 1996 an Army/industry team conducted two preliminary certification audits. This independent team of quality experts recommended a final certification audit in early 1997. Employee teams have been formed throughout the Company to assess and continuously improve how we manufacture quality products on time and at ever decreasing cost to our customers. We were awarded Lockheed Martin's 1995 Small Business of the Year Award which is a good indicator of our strong commitment to achieving customer satisfaction.

OUR PEOPLE

  During fiscal 1996 the Company added to its highly skilled workforce at NMI in Concord to support our rapidly growing Beralcast -Registered Trademark-business and at fiscal year-end we had twenty open positions in support of our growth. It was with deep regret that we were forced to reduce employment at CMI.

   We have repeatedly been told by our customers that the Company has an outstanding group of talented, dedicated employees who provide exceptional customer service and are clearly committed to the Company's success. Our employees are our strength and future.

THE FUTURE

   We are excited on the prospects of significant growth. The Beralcast investment casting business has started an explosive growth phase with applications in both military and, most recently, commercial applications. CMI has unique capabilities that we believe will be of value to USEC when it is privatized and to the DoE as they convert their huge inventory of DU. We remain encouraged that our pilot scale contaminated steel recycling operations will result in a production plant being built with our strategic ally ARMCO, Inc. to support DoE requirements.

   We are committed to achieving results that will enhance shareholder value. Thank you for your continued support and confidence.

               /s/ Robert E. Quinn          /s/ George J. Matthews
                   Robert E. Quinn          George J.Matthews
                         President          Chairman of the Board

                                   [PHOTO]


BUILDING ON OUR TECHNICAL STRENGTH


   NMI's rich heritage in the manufacture of advanced metal products dates back to the 1940's as part of the metallurgical lab supporting the Manhattan Project. When the company moved to Concord, Massachusetts in the 50's, we were staffed with strong technical leaders whose research into new materials and processing technologies form the basis for many of our current successes. In the 1960's and 70's, the Company transitioned from an R&D company to a production operation with high volume manufacture of steel powder for the photocopier industry, principally for Xerox Corp. During the late 1970's and 1980's, the demand for these powders waned as technology changes made obsolete conventional photocopier techniques. At the same time powder production was slowing, the U.S. Armed Services needed large quantities of Depleted Uranium



SOLVING CUSTOMER'S UNIQUE NEEDS WITH INNOVATIVE METALLUGICAL SOLUTIONS CREATES NEW OPPORTUNITIES TO OUR MUTUAL BUSINESS ADVANTAGE. PICTURED ABOVE, JOHN NICHOLSON (SALES MANAGER) AND DENNIS LEHAN (SALES MANAGER), LOOK OVER A CUSTOMER'S SPEC SHEET, WHILE DR. STEVE MILLER (R&D ENGINEER) AND HANK DEMITA TAKE READINGS FROM NMI'S PATENTED REP -REGISTERED TRADEMARK- MACHINE.

ammunition. The Company expanded its existing DU operations to include the construction of a state of the art DU metal facility in South Carolina known as Carolina Metals, Inc.


   At the end of the Cold War, NMI found itself in a similar state as many defense contractors which unforunately meant the need to downsize and remake the Company. This reformation of the Company brought us from one dependent on defense spending within a narrow product range to one with broad and innovative product offerings. The Company continues to maintain an outstanding technical staff which is the foundation of our growth position and new product development. Combining these technical skills with dedicated manufacturing and support staff, who together earned Lockheed Martin's Small Business of the Year award for 1995, the Company is poised for growth and competitive excellence into the 21st century.


                                   [PHOTO]

THE VARIETY OF NMI'S DEPLETED URANIUM, ULTRA CLEAN METAL POWDERS, AND SPECIALTY METAL PRODUCTS AND SERVICES BOUYED THE COMPANY IN DIFFICULT TIMES.

ASSURING OUR FUTURE

   The development of Beralcast -Registered Trademark-, an investment cast Beryllium Aluminum alloy, was initiated in response to customer demand for a light weight, high stiffness material. Once successful in meeting this demand, the material has been slated for a variety of new and exiting applications from Aerospace to Consumer Products. NMI is responding to this new and broad marketplace by adding the technical and support resources to help customers manage their increasingly demanding weight and stiffness needs. Beralcast -Registered Trademark- is twenty-two



                                      [PHOTO]


    "AN EXCITING NEW ENGINEERING MATERIAL" IS WHAT OUR CUSTOMERS ARE CALLING BERALCAST -REGISTERED TRADEMARK-. THE COMPANY'S PERSISTENCE IN MEETING DEMANDING CUSTOMER WEIGHT AND STIFFNESS REQUIREMENTS IN A LIGHTWEIGHT METAL IS LEADING TO VAST NEW MARKETS.

PICTURED ABOVE, KEVIN RAFERTY (BUSINESS UNIT MANAGER), JOINS CUSTOMER REPRESENTATIVES FROM LOCKHEED MARTIN IN EXAMINING THE FINE PRECISION OF OUR BERALCAST INVESTMENT CASTING, WHILE KARIN KARG AND BILL KING (ENGINEERS) WORK ON A 3D MODEL. DWIGHT HENDERSON, JOE LASKOWSKI, AND HEATHER DEHIMER (ENGINEERS) INSPECT CASTING MOLDS USED TO CREATE VARIOUS CUSTOMER PARTS WHILE A BERALCAST -REGISTERED TRADEMARK- FOUNDRY CREW PREPARED FOR A MELT.

percent lighter than aluminum and three times as stiff. Using Design to Cost principles and Concurrent Engineering techniques, NMI is partnering with customers to implement low cost designs that will result in significantly lower production costs in the future. The addition of six new Sales offices throughout the United States, and reinvigoration of our foreign Sales efforts will aid customers in gaining faster access to NMI's Beralcast -Registered Trademark- technology.


  With the reduction in the manufacture of the Depleted Uranium penetrator in support of the U.S. army's M1A2 main battle tank, we have expanded our uranium product and service offerings. As the Atomic Vapor Laser Isotope Separation (AVLIS) program transitions from development to production, NMI continues to supply the needed Depleted Uranium feed stock for the program's early needs. AVLIS will require significant quantities of DU alloy feed material in the future.


   DUCRETE TM shielding was developed by the Idaho National Engineering Laboratory as a potential shielding for spent fuel and high level radioactive waste casks. DUCRETE TM is a uranium oxide aggregate that is combined with concrete to form a stable and economical shielding. NMI has teamed with the commercial company that purchased the DUCRETE TM patent rights and we are actively pursuing the Department of Energy to convert its 55,000 metric tons of Uranium Hexaflouride into Depleted Uranium aggregate for DUCRETE TM shielding production.

   In expanding our expertise in the handling of radioactive metals, such as uranium and thorium, NMI has installed equipment and facilities to manufacture RAM-LOC TM shielding blocks from slightly radioactive steel from the Nuclear industry. These shielding blocks are used to shield workers from high radiation sources within nuclear facilities. The beneficial reuse of slightly contaminated steel is an even larger need within the Department of Energy as facilities, rich with metal

                                [PHOTO]


resources, are being decommissioned. NMI and CMI have partnered with Armco Steel to convince the DOE to convert these resources into economical steel products using a proprietary strip casting technology. The important plus for the DOE is our ability to offer recycled steel strip at commercial prices.

   NMI is working diligently to develop fine titanium powders for commercial applications where sphericity and consistency are important. We continue to produce beryllium tubing for satellite applications, Bi-metallic transition joints made from a proprietary extrusion process, and a variety of other advanced metal products for the aerospace, medical, and other commercial industries. NMI continues to build on our technical successes by accepting aggressive challenges and responding with timely and customer focused solutions.


NOVEL RECYCLING TECHNIQUES FOR OTHERWISE UNWANTED AND CONTAMINATED METALS HAVE MET WITH ENTHUSIASTIC RESPONSE IN BOTH THE GOVERNMENT AND COMMERCIAL NUCLEAR SECTORS. PICTURED ABOVE, CMI'S ROBIN UTSEY (LAB SUPERVISOR) WORKS ON LAB SAMPLES, WHILE JIM CORNWELL (MANAGER) AND MALCOLM RILEY (LAB TECHNICIAN) READ RESULTS FROM A METAL COMPOSITION TEST.

                                 [PHOTO]

OUR VISION OF NEW MARKETS FOR NMI'S ADVANCED METAL PRODUCTS AND
SERVICES IS ONE OF BOUNDLESS POSSIBILITIES, SOME OF WHICH ARE ALREADY STARTING TO BE REALIZED.


GROWING TODAY

   The employees of NMI are our most valuable asset. We are strengthening these assets with the introduction of the U.S. Army's Quality system known as CP2. This quality system, which includes all of the elements of the International Standards Organization (ISO), has been embraced at NMI. Combining training, rewards, and a systematic approach to our work habits with high standards for continuous improvement, NMI is setting the tone for a solid and exiting future. Beralcast -Registered Trademark- products will replace today's heavier and less effective competitive materials in a wide variety of applications. Facility expansion will likely be the sole pacing item in the Company's ability to handle the expected business volumes of the near future. Recycled metals, AVLIS feedstock, and DUCRETE TM shielding, among other new products in development at NMI, provide the framework for continued growth and expansion. We see a future which will include a broad product offering, effective technical problem solving, and economical production techniques based on the specialized skills of a workforce dedicated to excellence.

                                    [PHOTO]


AN AGILE SMALL BUSINESS WITH A BIG FUTURE WILL ONLY TRANSITION TO A MUCH LARGER AND MORE PROFITABLE ENTERPRISE IF WE LISTEN TO OUR CUSTOMERS AND TO EACH OTHER. PICTURED ABOVE, BRUCE ZUKAUSKAS (V.P. OF OPERATIONS), AND KEVIN RAYMOND (MACHINIST) ALIGN EQUIPMENT TO A SPECIFIC JOB IN THE MACHINE SHOP. THE OTHER SPECIALTY PRODUCTS TEAM (L TO R) ANDREW FUNK (BUYER), KEVIN RAYMOND (MACHINIST), ROBERT ARCAND (TECHNICIAN), WAYNE CORMIER (CHEIF INSPECTOR), CARRIE FLOOD (PRODUCTION CONTROL SUPERVISOR), WORK ON TRACKING QUALITY THROUGHOUT LOTS. DOUG GROTHEER (V.P. OF ENGINEERING,) JEFF ELLIOT, AND CHRIS ROSE, ANALYZE METRICS.

SELECTED FINANCIAL DATA

(NOT COVERED BY REPORT OF INDEPENDENT PULIC ACCOUNTANTS)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF EMPLOYEES)


OPERATING RESULTS FOR THE YEAR                        1996      1995      1994      1993      1992

Net Sales and Contract Revenues                    $28,694   $18,784   $19,004   $17,019   $42,083
Costs and Expenses                                  31,254    20,708    29,958    27,515    39,791
Operating Income (Loss)                             (2,560)   (1,924)  (10,954)  (10,496)    2,292
Other Income (Expense), Net                           (476)     (118)     (430)     (557)     (745)
Income (Loss) Before Taxes                          (3,036)   (2,042)  (11,384)  (11,053)    1,547
Provision (Benefit) for Income Taxes                     1    (1,967)   (1,188)   (3,746)      626
Extraordinary Gain                                    --         585      --        --        --
Cumulative Change in Accounting Principle             --        --        --       1,100      --
Net Income (Loss)                                   (3,037)      510   (10,196)   (6,207)      921
Earnings (Loss) per Share                            (1.27)     --       (4.43)    (2.70)     0.40
Capital Expenditures, Net                            1,449       777       709     1,265     1,015
Research and Development                               876       439       575     1,031     1,233


FINANCIAL POSITION AT YEAR-END

Stockholders' Equity                                24,240    27,245    26,252    36,371    43,037
Shares Outstanding                                   2,391     2,388     2,307     2,295     2,295
Net Book Value per Common Share Outstanding          10.14     11.41     11.38     15.85     18.76
Dividends Paid                                        --        --        --         459       276
Dividends per Share                                   --        --        --        0.26      0.12
Total Assets                                        35,118    40,886    40,542    57,223    66,391
Working Capital                                      9,249    15,866    17,477    24,532    32,571
Long-term Debt (including current installments)      2,004     4,480     4,859     8,986    11,372


OTHER DATA

Weighted Average Number of Shares
  of Common Stock Outstanding                        2,389     2,353     2,300     2,295     2,302
Backlog (at Year-end)                               23,248    30,709    14,512     8,285    10,729
Number of Employees (at Year-end)                      190       200       189       169       231



OPERATING RESULTS FOR THE YEAR                        1991      1990      1989      1988      1987

Net Sales and Contract Revenues                    $48,250   $47,662   $49,760   $45,714   $42,395                       [GRAPHIC]
Costs and Expenses                                  44,930    44,734    45,350    42,378    45,143
Operating Income (Loss)                              3,320     2,928     4,410     3,336    (2,748)
Other Income (Expense), Net                         (1,029)   (1,706)   (1,191)   (1,182)     (271)
Income (Loss) Before Taxes                           2,291     1,222     3,219     2,154    (3,019)
Provision (Benefit) for Income Taxes                   871       489       972       506    (1,452)
Extraordinary Gain                                    --        --        --        --        --
Cumulative Change in Accounting Principle             --        --        --        --        --
Net Income (Loss)                                    1,420       733     2,247     1,648    (1,567)
Earnings (Loss) per Share                             0.60      0.30      0.86      0.62     (0.58)
Capital Expenditures, Net                            1,349     2,270     3,306     2,812     3,040
Research and Development                             1,357       685     1,007     1,186       679

                                                                                                                         [GRAPHIC]
FINANCIAL POSITION AT YEAR-END

Stockholders' Equity                                42,614    41,756    43,135    41,592    40,632
Shares Outstanding                                   2,335     2,384     2,596     2,632     2,701
Net Book Value per Common Share Outstanding          18.25     17.52     16.62     15.80     15.04
Dividends Paid                                         238       251       263      --        --
Dividends per Share                                   0.10      0.10      0.10      --        --
Total Assets                                        70,810    73,603    76,520    75,461    66,189
Working Capital                                     33,034    32,772    35,578    36,231    27,095
Long-term Debt (including current installments)     13,759    16,040    18,405    19,756    11,163


OTHER DATA
                                                                                                                         [GRAPHIC]
Weighted Average Number of Shares
  of Common Stock Outstanding                        2,369     2,447     2,622     2,677     2,701
Backlog (at Year-end)                               10,398    14,758    19,352    16,016    31,947
Number of Employees (at Year-end)                      456       455       574       585       569


                                    [PHOTO]


MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

FISCAL 1996 COMPARED WITH FISCAL 1995

   Net sales increased by $9,910,000 or 53% in fiscal 1996. Sales in the Uranium Services and Recycle industry segment increased by $1,220,000 or 25%; sales in the Specialty Metal Products industry segment increased by $1,628,000 or 13% and sales in the Depleted Uranium Penetrator industry segment increased by $7,062,000 or 412%. The increase in the Uranium Services and Recycle industry segment was mainly due to increases in AVLIS feedstock production for the United States Enrichment Corporation (USEC). The increase in the Specialty Metal Products industry segment was a result of higher sales of beryllium products and commercial depleted uranium. The increase in the Depleted Uranium Penetrator industry segment was the result of higher large caliber penetrator production sales.

   During the third quarter of fiscal 1996, the Company reduced its workforce from 55 to 24 employees at the Carolina Metal's (CMI) facility due to reduced production requirements resulting from the completion of a multi-year contract for the manufacture of depleted uranium for a foreign customer and the lack of anticipated new orders. The Company had expected to obtain substantial orders from USEC and the Department of Energy (DoE) in the second half of fiscal 1996. These orders have yet to be materialized and as a result CMI is operating at approximately 40% capacity on a one shift basis and is expected to do so through most of fiscal 1997. In the fourth quarter of fiscal 1996 the Company established a $2,100,000 reserve for estimated fiscal 1997 losses associated with CMI's current production contracts. The Company is obligated to complete these contracts, which are fixed price. The Company continues to pursue alternate production contracts and believes that significant orders eventually will be received for work at the CMI facility. In the event that the prospects for greater utilization of the CMI facility do not improve, the Company will reevaluate the carrying value of its CMI facility during fiscal

PICTURED ABOVE, CONTROLLER BECKY PERRY, V.P. OF FINANCE JIM SPIEZIO,
AND V.P. OF TECHNOLOGY BILL NACHTRAB DISCUSS RESEARCH AND DEVELOPMENT
COSTS.  ERIC ANDERSON, AND V.P. OF HEALTH AND SAFETY FRANK VUMBACO.          12

1997, which could result in a writedown of plant assets.

   Gross profit (net sales and contract revenues less cost of sales) increased by $309,000 to $3,641,000 or 13% of sales as compared to $3,332,000 or 18% of sales for fiscal 1995. This increase in gross profit is primarily due to increased sales volume during fiscal 1996. As a percentage of sales, the decrease in gross profit is primarily due to the establishment of a $2,100,000 reserve for estimated losses associated with CMI's production contracts.

   Selling, general and administrative expenses increased by $507,000 to $5,324,000. This increase was primarily due to additional employees required to support the growth in business. As a percentage of sales, these expenses decreased to 19% as compared to 26% for the prior year, as a result of sales increasing at a higher rate than expenses.

   Company-sponsored research and development expenses increased by 100%, or $437,000 to $876,000 for fiscal 1996. As a percentage of sales, these expenses were 3% as compared to 2% in fiscal 1995.

   Interest and other income, net, decreased to $(89,000) for the fiscal year as compared to $232,000 for the prior year. This decrease was mainly from a $150,000 restructuring fee associated with amendments to the Company's credit facility during the third quarter of fiscal 1996 and a gain of $175,000 recognized during the second quarter of fiscal 1995 on the sale of an office building.

   Interest expense increased by $37,000 to $387,000 as compared to fiscal 1995. This increase was primarily the result of higher interest rates and fees associated with outstanding debt during fiscal 1996.

   During fiscal 1995, the Company realized a $585,000 extraordinary gain, net of taxes of $10,000, on the early extinguishment of debt.

INCOME TAXES

   Income taxes benefited during 1996 and 1995 were at an effective rate of 0% and 96%, respectively. During fiscal 1995, the Company received $978,000 in tax refunds from carryback losses and reduced tax reserves by $989,000 as a result of successful completion of a federal tax audit.

INFLATION

   Inflation has not had a material impact on the Company's cost of doing business. Management attempts to protect the Company by adjusting prices where market conditions permit and by reviewing and improving production processes where possible. Price escalation clauses also are negotiated into long-term contracts when possible.

LIQUIDITY AND CAPITAL RESOURCES

   During fiscal 1996, working capital decreased to $9,249,000 from $15,866,000 in fiscal 1995. This decrease is primarily due to increased reserves against inventory of $3.3 million and a reserve established for CMI losses of $2.1 million associated with current production


                   (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS) 13 contracts both of which were recorded in the fourth quarter.

  On December 24, 1996, the Company and its commercial bank increased the amount of the Company's credit facilities from $3.25 to $4.25 million (See
Note 6 of the Notes to Consolidated Financial Statements for details of the credit facilities) pursuant to the terms of a certain Second Amendment to Credit Agreement, amending the terms of a certain Credit Agreement dated as of March 31, 1995 between the Company, its wholly owned subsidiary, Carolina Metals, Inc. and State Street Bank and Trust Company (as so amended, the "Credit Agreement"). The increase in the credit facility was to provide the Company with additional working capital to support the growth in business.

   During the fourth quarter the Company also sold an additional $350,000 of subordinated debt, with warrants to purchase Common Stock, to certain shareholders bringing the principal amount of such subordinated debt to $850,000. This additional capital was provided to the Company in support of growth in new product areas. (See Note 6 of the Notes to Consolidated Financial Statements for details of the Credit Agreement and the subordinated debt issued to certain of the Company's shareholders.)

  The Company also has outstanding approximately $500,000 in principal amount on industrial revenue bond indebtedness.

   The Company did not declare any dividends during its last three fiscal years. Given the Company's current cash flow situation, the Company does not expect to pay dividends in the next fiscal year. Future cash dividends if any, would be paid on an annual basis, the amount of which is subject to the determination and approval of the Company's Board of Directors. The Company's bank loan agreement also prohibits the declaration or payment of dividends without bank consent.

   The Company believes, based on assumptions concerning backlog fulfillment and the expected timing of new orders, that its cash from operations together with currently available credit facilities, will be sufficient to sustain operations in 1997.

ENVIRONMENTAL REMEDIATION

   The Company has been working with various regulatory bodies to formulate a plan for the removal of materials contained in a holding basin at its site in Concord, Massachusetts. The United States Army, in a Memorandum of Decision dated September 13, 1996, determined pursuant to Public Law 85-804, that it should fund remediation of the Concord holding basin site as well as costs related to decommissioning and disposal with respect to the Concord facility, based in part on the Army's determination that the Company's activities are essential to the national defense. Based on the decision of the Army to fund the remediation of the holding basin in the fourth quarter, the Company has reversed its $3.4 million reserve previously established to cover the Company's potential obligation to remediate the basin. The Company believes that any cost of remediation not funded by the army will not have a material impact on its results of operations or financial position. (See Note 11 of the Notes to Consolidated Financial Statements for further discussion.)


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

   The Company realized a $585,000 extraordinary gain, net of taxes of $10,000, on the early extinguishment of debt.


                 (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS)   15

CONSOLIDATED BALANCE SHEET


ASSETS                                                                           1996         1995
    CURRENT ASSETS:
         Cash and cash equivalents                                        $ 1,051,000  $ 1,076,000
         Restricted cash                                                      250,000            -
         Marketable securities                                                      -      170,000
         Accounts receivable, net of allowances for doubtful accounts
         of $821,000 in 1996 and $883,000 in 1995                           4,931,000    4,730,000
         Inventories                                                       12,025,000   17,468,000
         Other current assets                                                 376,000      343,000
                                                                          -----------  -----------
            Total Current Assets                                           18,633,000   23,787,000
                                                                          -----------  -----------


    PROPERTY, PLANT AND EQUIPMENT:
         Land                                                               2,178,000    2,178,000
         Buildings                                                         18,040,000   18,250,000
         Machinery, equipment, and fixtures                                26,179,000   25,296,000
         Construction-in-progress                                             583,000       42,000
                                                                          -----------  -----------
            Total Property, Plant and Equipment                            46,980,000   45,766,000
         Less:  Accumulated depreciation                                   31,834,000   30,479,000
                                                                          -----------  -----------
         Net property, plant, and equipment                                15,146,000   15,287,000
    Other Assets                                                            1,339,000    1,812,000
                                                                          -----------  -----------
                                                                          $35,118,000  $40,886,000
                                                                          -----------  -----------
                                                                          -----------  -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
    CURRENT LIABILITIES:
         Current portion of long-term obligations                         $   510,000  $ 2,405,000
         Accounts payable                                                   2,143,000    2,465,000
         Accrued payroll and related costs                                  1,170,000      682,000
         Other accrued expenses                                             5,561,000    2,369,000
                                                                          -----------  -----------
            Total Current Liabilities                                       9,384,000    7,921,000
                                                                          -----------  -----------
    NOTES PAYABLE TO SHAREHOLDERS                                             850,000            -
                                                                          -----------  -----------
    LONG-TERM OBLIGATIONS                                                     644,000    2,075,000
                                                                          -----------  -----------
    OTHER LONG-TERM LIABILITIES                                                     -    3,645,000
                                                                          -----------  -----------
    COMMITMENTS & CONTINGENCIES (Note 10)
    STOCKHOLDERS' EQUITY:
         Common stock, par value $.10; authorized - 6,000,000 shares;
         issued and outstanding for 1996 and 1995;
         2,390,964 shares and 2,387,964 shares, respectively                  239,000      239,000
         Additional paid-in capital                                        14,258,000   14,226,000
         Retained earnings                                                  9,743,000   12,780,000
                                                                          -----------  -----------
            Total Stockholders' Equity                                     24,240,000   27,245,000
                                                                          -----------  -----------
                                                                          $35,118,000  $40,886,000
                                                                          -----------  -----------
                                                                          -----------  -----------


                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                          CONSOLIDATED FINANCIAL STATEMENTS.                 16

CONSOLIDATED STATEMENT OF OPERATIONS

                                                            1996         1995          1994

NET SALES AND CONTRACT REVENUES                         $28,694,000  $18,784,000   $ 19,004,000
                                                        -----------  -----------   ------------
COST AND EXPENSES:
       Cost of sales                                     25,053,000   15,452,000     21,590,000
       Selling, general, and administrative expenses      5,324,000    4,817,000      4,209,000
       Research and development expenses                    876,000      439,000        575,000
       Loss on fixed asset writedown                              -            -      3,584,000
                                                        -----------  -----------   ------------
                                                         31,253,000   20,708,000     29,958,000
                                                        -----------  -----------   ------------

OPERATING LOSS                                           (2,560,000)  (1,924,000)   (10,954,000)
INTEREST AND OTHER INCOME (EXPENSE), NET                    (89,000)     232,000        120,000
INTEREST EXPENSE                                           (387,000)    (350,000)      (550,000)
                                                        -----------  -----------   ------------
LOSS BEFORE INCOME TAXES AND  EXTRAORDINARY
  ITEM                                                   (3,036,000)  (2,042,000)   (11,384,000)
PROVISION (BENEFIT) FOR INCOME TAXES                          1,000   (1,967,000)    (1,188,000)
                                                        -----------  -----------   ------------

LOSS BEFORE EXTRAORDINARY ITEM                           (3,037,000)     (75,000)   (10,196,000)
EXTRAORDINARY GAIN ON EXTINGUISHMENT OF DEBT NET OF
  TAXES OF $10,000                                                -      585,000              -
                                                        -----------  -----------   ------------
NET INCOME (LOSS)                                       $(3,037,000) $   510,000   $(10,196,000)
                                                        -----------  -----------   ------------
                                                        -----------  -----------   ------------

PER SHARE INFORMATION
---------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                       (1.27)       (0.03)         (4.43)
EXTRAORDINARY GAIN ON EXTINGUISHMENT OF
  DEBT NET OF TAXES OF $10,000                                    -         0.25              -
                                                        -----------  -----------   ------------
NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT
  SHARE                                                 $     (1.27) $      0.22   $      (4.43)
                                                        -----------  -----------   ------------
                                                        -----------  -----------   ------------

WEIGHTED AVERAGE NUMBER OF COMMON  AND COMMON
   EQUIVALENT SHARES OUTSTANDING                          2,389,464    2,352,756      2,300,131
                                                        -----------  -----------   ------------
                                                        -----------  -----------   ------------

DIVIDENDS PER SHARE                                     $         -  $         -   $          -
                                                        -----------  -----------   ------------
                                                        -----------  -----------   ------------


                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                          CONSOLIDATED FINANCIAL STATEMENTS.                 17

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  Common Stock
                                                   ------------            Additional
                                              Number          Par            Paid-in         Retained
                                              of Shares       Value          Capital         Earnings
                                              ---------       -----          -------         --------
Balance at September 30, 1993                 2,294,664   $     229,000   $ 13,676,000    $ 22,466,000
                                              ---------   -------------   ------------    ------------

Stock Options Exercised                          12,800           1,000         76,000              --
Net Loss for the Year                                --              --             --     (10,196,000)
                                              ---------   -------------   ------------    ------------
Balance at September 30, 1994                 2,307,464   $     230,000   $ 13,752,000    $ 12,270,000
                                              ---------   -------------   ------------    ------------

Stock Options Exercised                          80,500           9,000        474,000              --
Net Income for the Year                              --              --             --         510,000
                                              ---------   -------------   ------------    ------------
Balance at September 30, 1995                 2,387,964   $     239,000   $ 14,226,000    $ 12,780,000
                                              ---------   -------------   ------------    ------------
                                              ---------   -------------   ------------    ------------

Stock Options Exercised                           3,000              --         32,000
Net Loss for the Year                                                                      3,037,000
                                              ---------   -------------   -------------   ------------
Balance at September 30, 1996                 2,390,964   $     239,000   $  14,258,000   $  9,743,000
                                              ---------   -------------   -------------   ------------
                                              ---------   -------------   -------------   ------------


                        THE ACCOMPANYING NOTES ARE AN
          INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.           18

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                      1996              1995               1994
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                               $ (3,037,000)     $   510,000       $  (10,196,000)
 Adjustments to reconcile net income to net cash
  provided by operating activities-
  Depreciation and amortization                                     1,493,000        1,339,000            2,874,000
  Loss on fixed asset writedown                                            --               --            3,584,000
  Changes in assets and liabilities, net-
   Decrease (increase) in accounts receivable                        (201,000)         725,000           (2,205,000)
   Decrease (increase) in income tax receivables                           --               --              2,394,000
   Decrease (increase) in inventories                               2,099,000       (2,982,000)           1,150,000
   (Decrease) increase in accounts
     payable and accrued expenses                                   3,358,000        1,387,000             (993,000)
  Gain on sale of building                                            (75,000)        (175,000)
  Changes in accrued and deferred taxes                                    --           (1,000)          (1,286,000)
  Changes in other long-term liabilities                             (301,000)        (981,000)           2,439,000
  Other                                                               440,000         (100,000)             253,000
                                                                  ------------      -------------        ------------
   Net cash provided (used) by operating activities                 3,776,000         (278,000)          (1,986,000)
                                                                  ------------      -------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures, net                                         (1,449,000)        (777,000)            (709,000)
 Sales of marketable securities, net                                  170,000          326,000               94,000
 Proceeds from sale of Property, Plant & Equipment                    172,000          487,000                   --
                                                                  ------------      -------------        -----------
   Net cash (used) provided by investing activities                (1,107,000)          36,000             (615,000)
                                                                  ------------     -------------       -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Principal payments under long-term obligations                    (4,856,000)      (4,103,000)          (4,127,000)
 Proceeds from bank debt                                            2,380,000        3,725,000                   --
 Proceeds from Shareholder Notes                                      850,000               --                   --
 Proceeds from Stock issuance                                          32,000          483,000               77,000
                                                                  ------------     -------------         -----------
  Net cash (used) provided by financing activities                 (2,444,000)         105,000           (4,050,000)
                                                                  ------------     -------------         -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:                 225,000         (137,000)          (6,651,000)
 Cash and cash equivalents at beginning of year                     1,076,000        1,213,000            7,864,000
                                                                  ------------     -------------       -------------
 Cash and cash equivalents at end of year                         $ 1,301,000      $ 1,076,000          $ 1,213,000
                                                                  ------------     -------------       -------------
                                                                  ------------     -------------       -------------


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid (received) during the year for:
   Interest, net of amounts capitalized                           $   345,000      $   280,000          $   680,000
   Income tax refunds received                                    $    11,000      $   978,000          $        --


NON-CASH INVESTING & FINANCING ACTIVITIES:
 Capital lease obligations                                        $    75,000      $        --          $        --


               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE          19
                      CONSOLIDATED FINANCIAL STATEMENTS.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS


    The Company is a manufacturer of specialized metal products which are fabricated by a variety of metalworking processes. Export sales to foreign unaffiliated customers are 28% of total net sales and contract revenues in fiscal 1996, 33% in fiscal 1995, and 37% in fiscal 1994. A significant portion of the Company's sales revenue has been derived from major customers as follows:


                                      1996        1995        1994
         Olin Corp                     20%          8%         21%
         Lockheed Martin               16          18           -
         Cogema                        14          19          20
         Royal Ordnance                11           -          12
         Lockheed Idaho Falls           4           9           6

2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Nuclear Metals, Inc. and its wholly owned subsidiaries: NMI Foreign Sales Corporation, NMI Holdings, Inc., a Massachusetts securities corporation, and Carolina Metals, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEARS

    References in these financial statements to 1996, 1995, and 1994 are for the fiscal years ended September 30, 1996, September 30, 1995, and September 30, 1994, respectively.

REVENUE RECOGNITION

    Revenues are recorded when products are shipped, except for revenues on long-term contracts which are recorded on the percentage-of-completion method. The percentage-of-completion method is used for research and development contracts and for production contracts which require significant amounts of initial engineering and development costs. The percentage-of-completion is determined by relating the actual number of contract units completed or costs incurred to date to the total units to be completed or total cost to be incurred under the respective contract. When the estimated total cost on a contract indicates a loss, the Company's policy is to record the entire loss currently. Performance incentives incorporated in certain government contracts are recognized when incentives are earned or awarded or when penalties are incurred or assessed. Contract revenues include fees resulting from facilitization contracts with the U. S. Army (contracts to establish production capacity through the purchase and installation of equipment to be owned by the U.S. Army). Costs associated with these contracts, exclusive of the costs to purchase the equipment ($0 in 1996, $0 in 1995 and $380,000 in 1994) are included in cost of sales. The consolidated balance sheets do not include the cost of this U.S. Army-owned equipment.

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



    In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires a reveiw for impairment for long-lived assets and certain identifiable intangibles to be held and used by an entity whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized if the sum of the expected future cash flows to result from the use and eventual disposition of the asset is less than the carrying amount of the asset. The amount by which the carrying amount of the asset exceeds the fair value less costs to sell, is an impairment loss to be recognized. This statement applies to fiscal years beginning after December 15, 1995. The effects of adopting this statement on the Company's financial position and results of operations are not known at this time.


In the fourth quarter of fiscal 1996 the Company established a $2,100,000 reserve for estimated fiscal 1997 losses associated with CMI's current production contracts. The Company is obligated to complete these contracts, which are fixed price. The Company continues to pursue alternate production contracts and believes that significant orders eventually will be received for work at the CMI facility. In the event that the prospects for greater utilization of the CMI facility do not improve, the Company will reevaluate the carrying value of its CMI facility during fiscal 1997, which could result in a writedown of plant assets.


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

RECLASSIFICATIONS

      Certain amounts previously reported in the consolidated financial statements have been reclassified to conform with the 1996 presentation.

NEW ACCOUNTING STANDARDS

    In October 1995, the FASB issued SFAS No.123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which is effective for fiscal years beginning after December 15, 1995. The Company has determined that it will continue to account for employee stock-based compensation under Accounting Principals Board No. 25 and elect the disclosure-only alternative under SFAS No. 123. The Company will be required to disclose pro forma net income and loss per share amounts in the notes to the financial statements using the fair-value-based method beginning in the fiscal year ending September 30, 1997.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist mainly of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, notes receivable from officers, accounts payable and notes payable. The carrying amounts of the Company's cash and equivalents, restricted cash, accounts receivable, notes receivable from officers and accounts payable approximate their fair value due to the short-term nature of these instruments. The carrying value of the notes payable also approximate the fair value, based on rates available to the Company for debt with similar terms and remaining maturities.


3. OTHER ACCRUED EXPENSES


    Accrued expenses consist of the following at September 30, 1996 and 1995



                                                       1996               1995
                                            ---------------    ---------------
Waste burial cost                           $     2,884,000    $     1,727,000
Estimated loss on contracts                       2,100,000
Other                                               577,000            642,000
                                            ---------------    ---------------
                                            $     5,561,000    $     2,369,000
                                            ---------------    ---------------
                                            ---------------    ---------------



4. ACCOUNTS RECEIVABLE


    The following is an analysis of accounts receivable (net of allowances for doubtful accounts):

                                                       1996               1995
                                            ---------------    ---------------
Accounts receivable                          $    3,479,000    $     4,449,000
Unbilled Receivables and Retainages due
upon completion of contracts                      1,452,000            281,000
                                            ---------------    ---------------
                                            $     4,931,000    $     4,730,000
                                            ---------------    ---------------
                                            ---------------    ---------------


5. INVENTORIES


    Inventories (net of reserves) at September 30, 1996, and September 30, 1995, were as follows:

                                                       1996               1995
                                            ---------------    ---------------
Work-in-process                             $    8,697,000     $    13,942,000
Raw materials                                    2,620,000           2,794,000
Spare parts                                        708,000             732,000
                                            ---------------    ---------------
                                            $    12,025,000    $    17,468,000
                                            ---------------    ---------------
                                            ---------------    ---------------

    As of September 30, 1996, approximately $8.0 million, net of reserves, of the Company's inventory consists of Depleted Uranium (DU) in various stages of production. This amount consists of both value-added costs to government owned material, ($4.1 million), which is used for U.S. Military contracts and for material which the Company has acquired from other sources, ($3.9 million). During fiscal 1995 the U.S. Army notified the Company that the Army would provide the DU for production for the most recent penetrator contract. Management strongly believes that the Army is responsible to compensate the Company for the value-added costs of this material and that at a minimum the Army would allow the Company to use this material for non U.S. military contracts at no additional cost to the Company. Management is pursuing several Department of Energy programs that would require more DU over the next several years than the Company currently has on hand. Management believes that the carrying cost of the inventory on hand will be fully realizable through these possible programs or from its ongoing usage for U.S. and foreign military procurements, however it is uncertain how much of the inventory balance will be utilized in fiscal 1997. During fiscal 1996, the Company provided additional reserves for inventory of approximately $3.3 million.



6. LONG-TERM OBLIGATIONS AND NOTES PAYABLE


    Long-term obligations and notes payable of the Company at September 30, 1996, and September 30, 1995, are as follows:

                                                        1996          1995
                                                   -------------  -------------
Term Credit, interest rate of prime plus 0.5%
  due in monthly principal payments though 1996    $     133,000  $   1,733,000

Line of Credit, interest rate of prime plus 0.5%               -      1,000,000

Demand Line of Credit, interest rate of prime
   plus 1.5%                                                   -        925,000

Industrial Development Revenue Bonds, variable
  interest rates (5.5% - 5.8% at September 30,
  1996) due in quarterly principal payments
  through 2000                                           492,000        822,000


Debentures payable to shareholders, interest only
  payments of 10% until maturity                         850,000              -


Note Payable, monthly interest and principal
  payments for 18 months, interest rate of
  10.25%                                                 457,000              -

Capital Leases                                            72,000              -
                                                   -------------  -------------

                                                   $   2,004,000  $    4,480,000


Less Current portion of long-term obligations            510,000      2,405,000

                                                   -------------  -------------
                                                   $   1,494,000  $   2,075,000
                                                   -------------  -------------
                                                   -------------  -------------

    On December 24, 1996 the Company and its commercial bank increased the amount of the Company's credit facilities from $3.25 million to $4.25 million, with a maturity date of February 28, 1998, pursuant to the terms of a certain Second Amendment to Credit Agreement, amending the terms of a certain Credit Agreement dated as of March 31, 1995 between the Company, its wholly owned subsidiary, Carolina Metals, Inc. and State Street Bank and
Trust Company (as amended, the "Credit Agreement"). The $4.25 million consists of $2.25 million of letters of credit and $2.0 million credit line for working capital. Borrowings under the Credit Agreement bear interest at the prime rate plus 1/2 of 1%. The Company also pays a fee of 1/2 of 1% on the unused portion of the credit facilities. As of



                      NOTES TO CONSOLIDATED FINACIAL STATEMENTS, CONTINUED.  23

September 30, 1996 no amounts were outstanding under the line of credit.
The Company did have $2.25 million of letters of credit outstanding. As of September 30, 1996, the Company was not in compliance with certain financial covenants contained in the Credit Agreement. The Company's lender has waived non-compliance with the Credit Agreement as of September 30, 1996 and modified certain covenants contained therein pending agreement upon revised covenants. The Company and the lender have agreed to revise the covenants in the Credit Agreement consistent with the Company's business plans such that the Company's anticipated performance will allow it to remain in compliance at such time as the Company has prepared the business plan and the lender has reviewed it.



    The Company's Line of Credit Demand Note (the Note) (Balance of
$925,000 as of September 30, 1995) was due by January 15, 1996.  This
Note, which was negotiated in September 1995, was intended to provide the Company working capital until the receipt of proceeds from the sale of specific penetrator blanks to a certain customer. This Note was secured by a number of patents held by the Company. In consideration for providing this facility, the Company issued the lender a warrant to purchase 25,000 shares of the Company's common stock at $11.89 per share which was the approximate market value of the Company's common stock at the time the warrants were issued. These warrants expire in 2005. The holder of the warrant has the option to exercise a portion of the warrant in a cashless transaction by surrendering the remaining portion of the warrant as defined.


    On January 11, 1996, the Company reached an agreement with its lender to amend certain terms of its debt, including the waiver of past violations of debt covenants, extension of certain debt maturity dates and the revision of certain financial covenants. The agreement required the Company to make a payment of $500,000 of the Demand Line of Credit Note on January 12, 1996, the funds of which were received from certain shareholders in exchange for notes payable of $500,000 due June 1997. The notes payable to the shareholders are payable interest only (in cash or common stock) semi-annually until their maturity date at a rate of 10% convertible into shares of the Company's common stock at $11.89 per share and are subordinate to the debt of the Company. In consideration for providing this amendment, the Company paid a fee to the lender in the amount of $150,000.


    On July 2, 1996 the Company paid all amounts due under the Demand Line of Credit and that agreement was then terminated.


    On January 10, 1996, the Company issued $500,000 in principal amount of its 10% Convertible Subordinated Debentures, the principal amount of which is convertible at the option of the holder into shares of the Company's Common Stock at the rate of $11.89 per share. The original maturity date of these Debentures, June 10, 1997, has been extended by the holders pursuant to certain letter agreements until December 10, 1998. These Debentures were issued to persons who are significant shareholders of the Company or related to such persons.

    On September 16, 1996 the Company issued an additional $350,000 in principal amount pursuant to its 10% Subordinated Debentures due December 10, 1998 which were issued to certain significant shareholders of the Company.
In consideration for the Debentures, the holders were issued three-year warrants to purchase an aggregate of 21,000 shares of common stock at an exercise price of $15.00 per share, subject to antidilution adjustments.

    During fiscal 1995, the Company restructured its long-term debt, the principal balance of $3,532,000 outstanding on the 10.05% Note was settled at a discount. Accordingly, the Company recorded an extaordinary gain on extinguishment of debt of $585,000 net of taxes of $10,000 in the accompanying statement of operations as a result of this transaction.

    The Industrial Revenue Bonds, (the "IRBs") outstanding consists of two note issues. The interest rates on these notes range from 66.5% to 70% of the lenders bank's prime interest rate. These notes are secured by property, plant and equipment.


    The IRBs contain restrictive
covenants including, among others, a requirement to maintain minimum working capital, consolidated net worth and a minimum current ratio. As of September 30, 1996, the Company was not in compliance with certain of these financial covenants. The Company has received a letter from the trustee representing the IRB holders which indicates it has not accelerated, and has no intention to accelerate, payments pursuant to the IRBs.


    Maturities of long term obligations subsequent to September 30, 1996 are:
1997 - $510,000, 1998 - $1,040,000; 1999 - $199,000; 2000 - $151,000;
thereafter $69,000.


7. INCOME TAXES


    The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following:

                                                1996        1995       1994
Statutory rate                                 (34.0) %    (34.0) %    (34.0) %

Increase (reduction) in taxes resulting from:
  State taxes, net of federal effect            (6.0)       (6.0)       (6.3)
  Valuation allowance                           40.0        (2.0)       29.6
  Tax reserves no longer required                 -        (48.0)        -
  Other                                           -         (6.0)        -
                                              ----------  ----------  ---------
                                                  -   %    (96.0)%     (10.4) %
                                              ----------  ----------  ---------
                                              ----------  ----------  ---------


    As of September 1996, the Company has a federal net operating loss carryforward of approximately $6 million of which $3.2 million expires in 2009, $1.7 million expires in 2010, $1.1 million expires in 2011, and State net operating loss carryforwards of approximately $15.1 million which expire between 1998 through 2008. These net operating loss carryforwards are fully reserved by valuation allowances due to the uncertainty regarding their realizability.


    The components of the provision (benefit) for income taxes are as follows:

                                         1996           1995          1994
Current (Benefit) Provision:
  Federal                          $  (363,000)  $    (766,000)  $  (1,757,000)
  State                               (112,000)       (135,000)       (543,000)
  Valuation allowance                  475,000         901,000       2,300,000
                                   ------------  -------------   --------------
    Total current (Benefit)
      Provision                    $         -   $           -   $           -
                                   ------------  --------------  --------------
                                   ------------  --------------  --------------


Deferred (Benefit) Provision:
  Federal                          $  (592,000)  $  (1,819,000)  $  (1,738,000)
  State                               (183,000)       (148,000)       (537,000)
  Valuation Allowance                  776,000               -       1,087,000
                                   ------------  --------------  --------------
    Total deferred (Benefit)
      Provision:                         1,000      (1,967,000)     (1,188,000)
                                   ------------  --------------  --------------
    Total (Benefit) Provision:     $     1,000      (1,967,000)     (1,188,000)
                                   ------------  --------------  --------------
                                   ------------  --------------  --------------


                      NOTES TO CONSOLIDATED FINACIAL STATEMENTS, CONTINUED.  25

    During 1995 the Company received $978,000 of Federal income tax refunds. As of September 30, 1994, the Company had established a full valuation allowance for this amount. Accordingly, the Company reduced it's valuation allowance by $978,000 upon receipt of this amount.

     The Company has provided a full valuation allowance on the net deferred tax assets as of September 30, 1996, and 1995. The Company's alternative minimum tax credit has an unlimited life. The tax effects of significant items making up the deferred tax liabilities and deferred tax assets, as of the end of the 1996 and 1995 fiscal years are as follows:

                                                    1996            1995
    Assets:
      Reserves not currently deductible for
        tax purpose                            $    2,475,000   $    2,331,000
      Accrued employee health benefits                 38,000          382,000
      Federal operating loss carryforward           1,850,000        1,843,000
      State operating loss carryforwards
        and other assets                            1,438,000        1,374,000
      Other                                         1,867,000          345,000
      Valuation allowance                          (4,653,000)      (3,738,000)
                                                 --------------  --------------
        Total deferred tax assets                   3,015,000        2,537,000
        Alternative minimum tax credit                407,000          407,000
                                                --------------  ---------------
                                                $   3,422,000   $    2,944,000
                                                --------------  ---------------
                                                --------------  ---------------

    Liabilities:
      Fixed asset basis difference              $   2,549,000   $    2,229,000
      Employee benefits                               715,000          715,000
      Other                                           158,000                -
                                                --------------  ---------------
                                                $   3,422,000   $    2,944,000
                                                --------------  ---------------
                                                --------------  ---------------


8. STOCK OPTIONS AND WARRANTS

    A total of 247,900 shares of common stock have been reserved for issuance upon exercise of options issued or issuable pursuant to the Company's stock option plans for employees and directors. The exercise price of options issued or issuable under such plans may not be less than 100% of the fair market value of the shares purchasable on the date of grant of the options. Information concerning options which have been granted under the plans and the exercise prices thereof is set forth below. Those options with an indicated exercise price of $6.63 expire in 2003, those with an exercise price of $13.50, $14.00, or $16.00 expire in 2004, and those with an excersize price of 12.25 expire in 2005, in each case on the anniversary of the date of grant.


    Common shares under option are presented:

                                                  Number        Option Price
                                                 of Shares       per Share

Options outstanding as of September 30, 1994       98,900           6.00-16.00
  Exercised                                       (80,500)                6.00
  Granted                                          25,300          13.50-14.00
  Canceled                                         (5,200)           6.00-6.50
                                                -----------    ---------------
Options outstanding as of September 30, 1995       38,500      $    6.63-16.00
                                                -----------    ---------------
  Exercised                                        (3,000)                10.5
  Granted                                          71,000                12.25
  Canceled                                         (1,000)                6.63
                                                -----------    ---------------
Options outstanding as of September 30, 1996      105,500      $    6.63-16.00
                                                -----------    ---------------
                                                -----------    ---------------

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

    In consideration of the purchase of its 10% Subordinated Debentures due December 10, 1998, the Company issued the holders of the Debentures three-year warrants to purchase 21,000 shares of common stock for $15.00 per share, which was the approximate market value of the Company's common stock at the date of the transactions. The holder of the warrant has the option to exercise a portion of the warrant in a cashless transaction by surrendering the remaining portion of the warrant as defined.


9. PENSION PLAN


    The Company has a defined benefit pension plan designed to provide retirement benefits to all employees. This plan provides pension benefits that are based on the employee's salary and years of service. The Company's policy is to fund the plan at a level within the range required by applicable regulations.

    The Company's net pension cost for 1996, 1995, and 1994 was $281,000, $165,000, and $269,000, respectively. During 1996, the Company used the weighted average discount rate of 8.0%. Net pension cost for the Company's defined benefit plan included the following components:

                                                                    1996              1995            1994
Service cost - benefits earned during the period             $      183,000    $     155,000     $    206,000
Interest cost on projected benefit obligation                     1,022,000          954,000          936,000
Actual return on plan assets                                       (932,000)        (985,000)        (414,000)
Net amortization and deferral                                         8,000           41,000         (459,000)
                                                            ----------------  ---------------   --------------
Net pension cost                                             $      281,000    $     165,000     $    269,000
                                                            ----------------  ---------------   --------------
                                                            ----------------  ---------------   --------------

  Assumptions used in determining the plan's funded status:
  Discount rate                                                         8.0%             8.0%             8.0%
  Expected rate on increase in compensation levels                      5.5%             5.5%             5.5%
  Expected long-term rate of return on assets                           8.5%             8.5%             8.5%

    The following table sets forth the plan's funded status as of September 30, 1996, September 30, 1995, and September 30, 1994

                                       1996           1995            1994
Vested benefit obligation        $ (11,869,000)  $ (11,245,000)  $ (11,013,000)
Accumulated benefit obligation   $ (11,884,000)  $ (11,249,000)  $ (11,061,000)
Projected benefit obligation     $ (13,654,000)  $ (12,661,000)  $ (12,364,000)
Plan assets at fair value           12,517,000      12,274,000      11,981,000
Funded status                       (1,137,000)       (387,000)       (383,000)
Unrecognized prior service
  costs                                 98,000         121,000         125,000
Unrecognized net loss                2,392,000       1,885,000       2,042,000
                                 --------------  --------------  --------------
Prepaid pension cost             $   1,353,000   $   1,619,000   $   1,784,000
                                 --------------  --------------  --------------
                                 --------------  --------------  --------------

    Plan assets are invested under the provision of a trust agreement with a bank in common trust funds.



                      NOTES TO CONSOLIDATED FINACIAL STATEMENTS, CONTINUED.  27

10. POSTRETIREMENT BENEFITS


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

    The accumulated benefit obligation of these benefits as of October 1, 1996, is approximately $758,000 ($15,000 for medical insurance and $743,000 for life insurance). Plan assets of $401,000 in cash reserves are on hand with an insurance company to partially cover the cost of the life insurance benefits. The Company adopted the new standard prospectively as of October 1, 1993, and is amortizing the transition obligation of $456,000, over three years for the medical insurance benefits and fifteen years for the life insurance benefits.

    Postretirement benefit expense for fiscal 1996, 1995, and 1994 is $71,000, $96,000, and $104,000 respectively. The components of the expense are as follows:



          Service cost of benefits earned                      $       1,000
          Interest cost on liability                                  58,000
          Return on plan assets                                      (12,000)
          Amortization of transition obligation                       24,000
                                                               ----------------
          Net postretirement benefit cost                      $      71,000
                                                               ----------------
                                                               ----------------

     THE FOLLOWING TABLE SETS FORTH THE BENEFIT PLAN'S
      FUNDED STATUS AS OF OCTOBER 1, 1996:
     --------------------------------------------------

          Accumulated Post Retirement Benefit obligation        $    (758,000)
          Plan Asset at Fair Value                                    401,000
                                                                ---------------
          Funded Status                                         $    (357,000)
          Transition obligation                                       266,000
                                                                ---------------
          Accrued Post-Retirement Benefit Cost                  $     (91,000)
                                                                ---------------
                                                                ---------------



     THE FOLLOWING ACTUARIAL ASSUMPTIONS WERE USED:
     ----------------------------------------------
          Salary increase                                                5.5 %
          Discount rate                                                    8 %
          Return on Assets                                                 3 %
          Medical Inflation                                              4-9 %




                                                                             28



11. COMMITMENTS AND CONTINGENCIES


EXPANSION
    The Company is expanding its facilities by adding new equipment. The Company anticipates that this will require capital expenditures totaling approximately $1,000,000 during fiscal 1997.

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

      The Commonwealth of Massachusetts, Department of Environmental Protection ("DEP"), has designated the Concord site, including the holding basin, as a "priority" remediation site. The Company in conjunction with it's environmental consultants and the DEP has developed a comprehensive site evaluation and risk assessment plan. This plan originally scheduled to be completed during calendar year 1995, has been delayed from a modification to the plan to include public comment. This will require additional work during 1997.
The Company believes that the results of these studies and any future remediation work required beyond the holding basin removal scheduled for 1997, should not have an adverse material effect on the Company's results of operations and financial position.


      The Company is required to maintain certain licenses issued by the United States Nuclear Regulatory Commission ("NRC") and the South Carolina Department of Health and Environmental Control(DHEC) in order to possess and process depleted uranium materials at its facilities in Massachusetts and South Carolina, respectively. Under applicable licensing regulations pertaining to decommissioning and disposal of certain hazardous materials ("D&D") at licensed sites, the Company submitted to the NRC a Decommissioning Funding

Plan ("DFP") to provide for possible future decommissioning of its Concord Facility, at an estimated cost of $11.7 million. (This revised estimate is approximately $2 million lower than the original estimate because of lower than expected costs of decontamination resulting from utilization of the Company's expanded capabilities for metal melt at its CMI facility.) The Company is also required to provide financial assurance for such decommissioning pursuant to applicable regulations. The Company has also recently submitted to DHEC a DFP for the possible future decommissioning of its CMI facility, at an estimated cost of $2.8 million and is also required to provide financial assurances for decommissioning this facility.


      Substantially all of the depleted uranium materials to which the DFP requirements apply were processed by the Company for the United States Government. Based on the terms of certain contracts that the Company entered into with the United States Government to process such depleted uranium materials, the Company believes that such materials continue to be owned by the United States Government and that the United States Government is obligated, under applicable law, to pay for its percentage of eventual D&D. The Company's DFP's reflect its position that it is obligated to provide financial assurance only with respect to the portion of the materials which are attributable to the Company's commercial production for parties other than the United States Government and that this obligation has been satisfied by a letter of credit which have been issued by the Company's bank and restricted cash held in trust by the Company's bank support the Company's D&D obligations for each of its two facilities.

      The Company had requested partial exemption from the NRC for the regulatory D&D financial assurances requirements as they pertain to Government owned materials. By letter dated July 16, 1996, the NRC's Division of Nuclear Materials Safety (Region I) (the "Division") denied the Company's request for partial exemption from certain aspects of the D&D financial assurances and directed that, within 60 days of the Division's letter, the Company provide satisfactory financial assurances from either the Company or Government sources. In its letter, the Division indicated that it will accept, as a satisfactory assurance, a Statement of Intent ("SOI") in compliance with 10 CFR 40.36(e)(4) from the United States Army or another Government agency to the effect that such agency intends to fund any costs for which the Company has not directly provided financial assurances, subject to public appropriation of required funds. In its letter, the Division indicated that failure to meet the NRC's requirements by September 14, 1996, could result in enforcement action, possibly in the form of a civil penalty, or by license modification, suspension or revocation. Such an action could have the practical effect of preventing the Company from fulfilling its obligations to a substantial portion of its customer base and, accordingly, could have a material and adverse impact on the Company's results of operations and financial position.

     The United States Army, in a memorandum of Decision dated September 13, 1996, determined pursuant to Public Law 85-804, that it should fund remediation of the Concord holding basin site as well as D&D related to the Concord facility, based in part on the Army's determination that the Company's activities are essential to the national defense. The Army's Memorandum of Decision contained certain limits on funding of the holding basin remediation based upon the Company's current estimates of future costs, which are subject to change based upon a number of


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED.    30
factors, such as the timing of the actual remediation and actual costs at the time of completion of the remediation. The Company remains comfortable with its current estimates with respect to remediation of the Concord site assuming remediation as planned. In addition, the remediation of the holding basin is subject to the usual government appropriation process. As a result of this decision the Company has determined that the $3.4 million reserve for the holding basin that had previously been established to cover the Company's obligation to remediate the basin is no longer required and reversed the reserve in the fourth quarter of fiscal 1996. D&D costs for the Concord facility are to be awarded to the Company as part of ongoing contracts, but the Army has provided written assurances (also subject to funding appropriations) of its intention to provide funding for D&D costs at the Concord facility under future contracts or, in the event that no future contracts were awarded (which the Army has indicated is unlikely in view of its current plans), under an existing contract. The actual remediation will proceed pursuant to a modification of an existing government contract, the terms of which have not yet been determined but will presumably be consistent with the Memorandum of Decision.

      The Company believes that the Memorandum of Decision, together with correspondence from the Army clarifying its intent with respect to the same, should satisfy the NRC with respect to the sufficiency of the Company's DFP for the D&D requirements, although the NRC has not responded or taken action to allow renewal of the Company's license. DHEC has not yet responded with respect to the DFP which the Company has submitted with respect to its South Carolina facility. The Company believes that, in the event that DHEC requires assurances from the Army with respect to what the Company believes is the Army's share of the estimated potential cost of D&D at the CMI facility, the United States Army will respond in a manner which is consistent with the Memorandum of Decision regarding the Concord site. The Company believes that its proportionate share of D&D costs for its CMI facility are adequately covered by the existing letter of credit which is currently in place to assure it D&D obligations.

     The Company has no assurances that the Army will accept responsibility for its share of the estimated cost of D&D at CMI but it is currently the sole source to the US Army of certain products which are investment cast with the Company's patented beryllium aluminum alloy and which are vital to certain Army programs. The Company also believes that its capabilities with respect to the conversion of UF6 gas to depleted uranium metal stock make it strategically important to any future depleted uranium production which may be required for US Army DU pentrators and tank armor (although current inventories appear sufficient to supply announced procurement needs). The Company believes that its production capabilities may also be used to serve several Department of Energy needs for remediation of certain other environment hazards posed by the process of Nuclear power generation. for these reasons, the Company believes that the interests of the United States Government would be best served by the Company's continued operation under its current NRC and DHEC licenses, but there can be no assurance that the various Governmental agencies which regulate NMI will permit the Company's continued operation under its licenses.

LEGAL PROCEEDINGS

      The Company is involved with various legal actions. Management believes that the final disposition of these actions will not have a material effect on the Company's results of operations or financial position.

12.  TRANSACTIONS WITH RELATED PARTIES


     Under the terms of a management agreement, Matthews Associates Limited is entitled to an annual management fee. George J. Matthews, Chairman of the Board of Directors, is sole owner of Matthews Associates Limited. These fees, as well as certain expenses of Matthews Associates Limited that were reimbursed by the Company, have been included in selling, general, and administrative expenses. Management fees were $350,000 in 1996, 1995, and 1994. Mr. Matthews does not receive any other salary or fee for services as Chairman of the Board of Directors. (See other related party transactions in Note 6 and 8)



13.  MAINTENANCE AND REPAIRS

     Maintenance and repair expenditures, which are charged to cost and expense as incurred, amounted to $1,092,000 in 1996, $854,000 in 1995, and $1,029,000
in 1994.

14.  INDUSTRY SEGMENT INFORMATION


     The Company is engaged in the manufacture and sale of various specialty metal products. The Company operates in three industry segments: Uranium Services and Recycle, Specialty Metal Products, and Depleted Uranium
Penetrators.   Information relating to the Company's operations for the
industry segments described above for each of the three years in the period ended September 30 is as follows:


                                           1996              1995               1994

Net Sales and Contract Revenues:
 Uranium Services & Recycle               $  6,189,000       $  4,969,000       $  4,752,000
 Specialty Metal Products                   13,730,000         12,102,000          7,284,000
 Depleted Uranium Penetrators                8,775,000          1,713,000          6,968,000
                                          -------------      -------------      -------------
   Total                                  $ 28,694,000       $ 18,784,000       $ 19,004,000
                                          -------------      -------------      -------------
                                          -------------      -------------      -------------


Operating Income (Loss):
 Uranium Services & Recycle               $ (2,700,000)      $   (996,000)      $ (5,409,000)
 Specialty Metal Products                    1,432,000           (341,000)          (162,000)
 Depleted Uranium Penetrators                 (942,000)          (237,000)        (5,033,000)
                                          --------------     --------------     --------------
   Subtotal                                 (2,210,000)        (1,574,000)       (10,604,000)


General Corporate Expenses                     350,000            350,000            350,000
                                          ---------------    --------------      -------------
Net Operating Loss                          (2,560,000)        (1,924,000)       (10,954,000)
                                          ---------------    --------------      -------------

Other Expense, Net                             476,000            118,000            430,000
                                          ---------------    --------------      -------------

Loss Before Taxes                         $ (3,036,000)      $ (2,042,000)       $(11,384,000)

                                          ---------------    --------------      -------------
                                          ---------------    --------------      -------------

Identifiable Assets:
 Uranium Services & Recycle               $ 13,749,000       $ 16,609,000        $ 16,772,000
 Specialty Metal Products                    6,195,000          5,140,000           5,646,000
 Depleted Uranium Penetrators                8,441,000         12,158,000           9,863,000
 Corporate                                   6,733,000          6,979,000           8,261,000
                                          ---------------    --------------      ------------
   Total                                  $ 35,118,000       $ 40,886,000        $ 40,542,000
                                          ---------------    --------------      ------------
                                          ---------------    --------------      ------------

Depreciation and Amortization Expenses:
 Uranium Services & Recycle               $    430,000       $    404,000        $    843,000
 Specialty Metal Products                      291,000            251,000             421,000
 Deleted Uranium Penetrators                   519,000            443,000           1,252,000
 Corporate                                     254,000            241,000             358,000
                                          ---------------    --------------      ------------
   Total                                  $  1,494,000       $  1,339,000        $  2,874,000
                                          ---------------    --------------      ------------
                                          ---------------    --------------      ------------

Capital Expenditures:
 Uranium Services & Recycle               $    379,000       $    325,000        $    68,000
 Specialty Metal Products                      436,000             85,000            315,000
 Depleted Uranium Penetrators                   77,000              6,000             65,000
 Corporate                                     557,000            361,000            261,000
                                          ---------------    --------------      -----------
   Total                                  $  1,449,000       $    777,000            709,000
                                          ---------------    --------------      -----------
                                          ---------------    --------------      -----------




              NOTES TO CONSOLIDATED FINACIAL STATEMENTS, CONTINUED.          32

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

      Net sales and contract revenues by industry segment include sales to unaffiliated customers (intersegment sales are not significant). A significant portion of the Company's revenues has been derived from five major customers (see Note 2) sales to Cogema are included in the Uranium Services & Recycle industry segment. Sales to Lockheed Martin and Lockheed Idaho Falls are included in the Specialty Metal Products industry segment. Sales to Olin Corporation and Royal Ordnance are included in the Penetrator industry segment.

     Due to the utilization among segments of common production facilities and equipment and the involvement of a single management organization in all phases of the Company's operations, necessary allocations have been made based on estimates which management believes to be reasonable.

     Operating loss and profit includes net sales and contract revenues less operating expenses allocated to the individual segments. General corporate expenses represent expenses which are not of an operating nature and, therefore, are not allocable to industry segments.

     Identifiable assets shown include accounts receivable, inventory, and plant and equipment that have been allocated to each of the Company's industry segments. Corporate assets consist primarily of cash, certificates of deposit, and other assets.

15.  QUARTERLY RESULTS (UNAUDITED)
      Financial results (in thousands, except per share amounts) by quarter for 1996, 1995, and 1994 are summarized below:



                                                      First            Second           Third           Fourth
                                                      Quarter          Quarter          Quarter         Quarter


1996
   Net Sales                                          $ 6,671        $ 10,021        $  6,434         $ 5,568
   Operating Income (Loss)                                198             287             523          (3,568)
   Net Income (Loss)                                      109             238             249          (3,633)
   Net Income (Loss) per share                           0.05            0.10            0.10           (1.52)



1995
   Net Sales                                          $ 5,626        $  4,213        $  3,753         $ 5,191
   Operating Income (Loss)                                220          (1,355)             45            (834)
   Income (Loss) before extraordinary item                121            (300)             39              65
   Extraordinary gain on extinguishment of debt             -             585               -               -
   Net Income                                             121             285              39              65
   Per share amounts:
   Income (Loss) before extraordinary item               0.05           (0.13)           0.02            0.03
   Extraordinary gain on extinguishment of debt             -            0.25               -               -
   Net Income per share                                  0.05            0.12            0.02            0.03


1994
   Net Sales                                          $ 4,300         $ 4,506         $ 5,527         $ 4,671
   Operating Income (Loss)                             (1,118)            142          (2,183)         (7,795)
   Net Income (Loss)                                     (808)             24          (2,031)         (7,381)
   Net Income (Loss) per share                          (0.35)           0.01           (0.88)          (3.21)


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF NUCLEAR METALS, INC.:


     We have audited the accompanying consolidated balance sheets of NUCLEAR METALS, INC. (a Massachusetts corporation) and subsidiaries as of September 30, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996.


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


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nuclear Metals, Inc. and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.


     Arthur Andersen LLP

     Boston, Massachusetts
     November 20, 1996

     (EXCEPT WITH RESPECT TO THE MATTERS DISCUSSED IN NOTE 6 AS TO WHICH THE DATE IS DECEMBER 24, 1996)

COMMON STOCK INFORMATION

     The Company's common stock is traded on the NADSDAQ Market under the symbol NUCM. As reported by a principal market maker for the stock, the high and low bid prices for the three years ended September 30 are reflected in the following table. This information reflects inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

      As of September 30, 1996, there were approximately 298 holders of record of the Company's Common Stock. The Company believes the actual number of beneficial owners of the Company's Common Stock is greater because a large number of shares are held in custodial or nominee accounts.

      The Company did not declare any dividends during its last two fiscal years. Given the Company's current cash flow situation, the Company does not expect to pay dividends in the next year. Future cash dividends, if any, would by paid on an annual basis, the amount of which is subject to the determination and approval of the Company's Board of Directors. The Company's loan agreement with a bank prohibits the declaration of dividends without the bank's consent.

HEADQUARTERS
2229 Main Street, Concord, Massachusetts  01742

CAROLINA METALS, INC.
Highway 80, Barnwell, South Carolina  29812


TRANSFER AGENT AND REGISTRAR
State Street Bank & Trust Co.
225 Franklin Street, Boston, Massachusetts  02110


AUDITORS
Arthur Andersen LLP
One International Place, Boston, Massachusetts  02110

ANNUAL MEETING
The annual meeting of stockholders will be held on March 26, 1997 at 10:00 A.M. at the offices of State Street Bank & Trust Company, 225 Franklin Street, Boston, Massachusetts 02101.

FORM 10-K
The Form 10-K Annual Report to the Securities and Exchange Commission will be provided without charge to shareholders on written request. Requests should be directed to the Vice President, Finance, Nuclear Metals, Inc. 2229 Main Street, Concord, Massachusetts 01742.


    1996                 High       Low
1st Quarter               14        10 1/2
2nd Quarter               21          11
3rd Quarter             18 1/2      13 1/2
4th Quarter             18 3/4        12

    1995                 High       Low
1st Quarter               18        13 1/4
2nd Quarter             16 3/4      11 1/2
3rd Quarter             14 1/2      11 1/2
4th Quarter             14 1/4      11

    1994                 High       Low
1st Quarter             10 3/4       6 1/8
2nd Quarter               13        10 1/8
3rd Quarter               20        11 3/4
4th Quarter               21          14


CORPORATE DIRECTORY
-------------------

  Board of Directors

George J. Matthews, Chairman, Wilson B. Tuffin, Vice Chairman Robert E. Quinn, President, Frank H. Brenton, Chairman Marshall's Incorporated, Retired, Kenneth A. Smith, Professor of Chemical Engineering Massachusetts Institute of Technology

EXECUTIVE OFFICERS AND CORPORATE STAFF

George J. Matthews, Chairman of the Board of Directors, Wilson B. Tuffin, Vice Chairman of the Board of Directors, Robert E. Quinn, President, Douglas F. Grotheer, Vice President, Engineering, William T. Nachtrab, Vice President, Technology, James M. Spiezio, Vice President, Finance and Administration, Frank J. Vumbaco, Vice President, Health/Safety and Corporate Communications, Bruce E. Zukauskas, Vice President, Operations, Thomas A. Wooters, Clerk, Rebecca L. Perry, Controller