Form 10-K, Exhibit 13
period 1997-09-30
STARMET CORP
filed 1997-12-30
CIK 276331

[LOGO]
[PHOTOS]



TAKING THE WORLD TO NEW PLACES...

1997 Annual Report

                                      CORPORATION
                      2229 Main St, Concord, Massachusetts 01742
                     Telephone (978) 369-5410 Fax (978) 369-4045
                         Internet address    www.starmet.com



                                        VISION


                                      TECHNOLOGY


                                       AGILITY


                                       QUALITY


                                      SOLUTIONS


                                        SPEED


                                     PERFORMANCE

                         "WE ARE COMMITTED TO PROVIDING
                         SUPERIOR METALLURGICAL TECHNOLOGY,
                             PRODUCTS AND SERVICES TO OUR
                          CUSTOMERS BY CONTINUOUSLY STRIVING
                            FOR EXCELLENCE IN ALL WE DO."


FINANCIAL HIGHLIGHTS             1997          1996                    OUR BUSINESS
Net Sales                  $28,062,000     $28,694,000          Starmet Corporation

Net Income (loss)          $ 1,482,000     $(3,037,000)     develops & manufactures
Earnings (loss) per share  $      0.30     $     (0.64)
Weighted Average Number                                       a variety of advanced
  of Shares of Common
  Stock Outstanding          4,973,870        4,778,928    metal products serving a
Number of Employees
  at Year-end                      235              190      diverse customer base.

Total Assets               $34,704,000      $35,118,000
Working Capital            $10,743,000      $ 9,249,000
Stockholders' Equity       $26,096,000      $24,370,000



CONTENTS

President's Letter......................................    1
Market Profile..........................................    6
Selected Financial Data.................................   18
Management's Discussion and Analysis of Operations......   20
Consolidated Balance Sheets.............................   26
Consolidated Statements of Operations...................   27
Consolidated Statements of Stockholders' Equity.........   28
Consolidated Statements of Cash Flows...................   29
Notes to Consolidated Financial Statements..............   30
Report of Independent Public Accountants................   56
Corporate Directory

PRESIDENT'S LETTER
Dear Stockholder:

    Fiscal 1997 was a good year for Starmet Corporation (formerly Nuclear Metals, Inc.). While revenues were essentially level with Fiscal 1996, net income of $1.5 million in Fiscal 1997 compared favorably with a $3.1 million loss in the prior year. In November 1997 Starmet CMI, our wholly owned subsidiary, announced new orders and options valued at $5.5 million for work to be performed in Fiscal 1998 with revenues beginning in the second quarter.
 This unique facility for uranium conversion had been without a major customer since the fourth quarter of Fiscal 1996, resulting in negative cash flow during this period. The new orders to restart our uranium conversion process and further expand our Department of Energy licensed DUCRETE-TM-stabilization technology should result in Starmet CMI returning to revenue growth.

FINANCIAL HIGHLIGHTS

    Revenues in Fiscal 1997 of $28.1 million compared to $28.7 million in Fiscal 1996. Net income of $1.5 million compared favorably to a loss of $3.1 million the prior year. Year-end backlog increased to $27.7 million from $23.3 million the prior year. Capital expenditures of $1.8 million compared to $1.4 million the prior year. Research and development spending of $1.3 million compared to $0.9 million the prior year.

    The Fiscal 1997 year-end balance sheet showed an increase in the current ratio (current assets / current liabilities) to 2.5 : 1 from 1.99 : 1 in the prior year. Our quick ratio (current assets less inventory / current liabilities) increased to 0.9 : 1 from 0.7 : 1 the prior year. Year-end cash and cash equivalents decreased to $0.27 million from $1.30 million the prior year. Long term debt increased to $3.4 million from $1.9 million in the prior year. State Street Bank & Trust Company, our commercial bank, increased the Company's line of credit to $6.0 million in December 1997.

[CHART]

NAME CHANGE AND NEW SUBSIDIARIES

    In late September 1997 shareholders voted to change the name of the Company to Starmet Corporation and to create several wholly owned subsidiaries. This name change and new organizational structure should help us grow our business more rapidly by providing greater flexibility to create strategic alliances and otherwise finance the growth of our diverse technologies and markets.

STARMET CMI & NMI

    The Company's uranium processing technology, used primarily for shielding applications and feed rod for advanced laser enrichment, is the foundation of the new Starmet CMI and NMI subsidiaries. Restart of our uranium hexafluoride (UF(6)) conversion process beginning in the second quarter of Fiscal 1998 will dramatically improve plant utilization and is expected to provide the basis for profitability for Starmet CMI. Growing customer acceptance of DUCRETE-TM- as a commercially viable stabi-lization technology with beneficial reuse of the depleted uranium as a shielding material for high level wastes should result over the longer term in significant new business from the Department of Energy and commercial power companies.

STARMET POWDERS

    The PREP-TM- powder technology for producing spherical powder of a uniform size which is free of ceramic contamination is the cornerstone of this subsidiary. There are several niche markets for high-quality spherical powders, particularly in the medical products area, such as porous coatings for implants. Additionally, the Company is developing new innovative technology to produce finer size spherical powders that can be consolidated into fully dense parts. We are targeting commercial parts made from our titanium powders due to the growing commercial interest in this aerospace metal.

STARMET AEROCAST & COMCAST

    Over the past six years, ongoing development efforts on our patented Beralcast-Registered Trademark- technology for producing lightweight, precision castings for aerospace applications have resulted in a significant cost reduction using present equipment and installation of automated production equipment will result in further cost reductions that are expected to be significant. This has significantly improved this exciting material's economic viability in numerous applications. Our Beralcast-Registered Trademark- hardware is now in demonstration and prototype manufacture on its way to production for several new aerospace programs. Having our patented alloys selected and proven as a reliable "bill of material" on specific military programs is of the utmost importance and a good indicator of future performance.

    Commercial applications for Beralcast-Registered Trademark- components have a much faster but shorter product life cycle. Commercial applications require materials that are cost effective and are reliably manufactured. New computer disc drive armatures designed in Beralcast-Registered Trademark- now are being evaluated by four leading disc drive manufacturers. In commercial applications, the ramp from demonstration quantities to production quantities is generally only 18 months vs. 10 years for most military applications. Now that substantial manufacturing cost savings have been demonstrated by aerospace applications we are rapidly approaching sizable production opportunities for several commercial applications.

COMMITMENT TO QUALITY

    During Fiscal 1997 the Company became the first small business in the United States to qualify for the US Army's highest Quality Certification.
This ISO 9002 based quality system which the Army has called its Contractor Performance Certification Program required a two and a half year total company effort. Broad-based employee teams have worked together to improve and document processes and procedures and then to develop charts and graphs to monitor ongoing performance. Extensive employee participation in the measurement and review process has been essential to our success. This never-ending process has a single goal of continuously increasing customer satisfaction. In addition to receiving Army certification, the Company has been recommended for ISO 9002 Certification by an international registrar.
We expect to receive the formal ISO 9002 certification in early Calendar 1998.

THE FUTURE

    The name change, creation of several new subsidiaries, the Army funding to remove a holding basin on our Concord, Massachusetts property, the increasing Beralcast-Registered Trademark- requirements including a growing number of commercial applications and the return to meaningful production volumes at Starmet CMI beginning in the second quarter of Fiscal 1998, all position the Company well to continue growth and diversification. We have outstanding employees who very much join in the excitement of meeting our customers' needs today and tomorrow.

    We are committed to following a growth strategy and taking demonstrative actions that will enhance shareholder value.

    Thank you for your continued support and confidence.

[PHOTO W/CAPTION]
STANDING:    KENNETH A. SMITH, FRANK H. BRENTON, THOMAS A. WOOTERS
SEATED:      WILSON B. TUFFIN, GEORGE J. MATTHEWS, ROBERT E. QUINN


/s/ ROBERT E. QUINN                    /s/ GEORGE J. MATTHEWS
------------------------------         ------------------------------
Robert E. Quinn                        George J. Matthews
President                              Chairman of the Board

                                    Starmet


                             STARMET CORPORATION'S
                             DEDICATION TO SOLVING
                              CUSTOMERS MATERIALS
                             RELATED ISSUES IS THE
                           FOUNDATION OF OUR ABILITY
                             TO ADAPT AND INNOVATE

                                   Solutions


    The ability of a Company to adapt to a changing marketplace while maintaining strong customer relationships defines success. Starmet Corporation's dedication to solving customers' material related issues is the foundation of our ability to adapt and innovate. Our company has been transformed over the past three years from principally a manufacturer of depleted uranium for Government defense applications to a manufacturer offering a broad range of metal products and services. Our capabilities offer product solutions to complex issues in the aerospace, energy, medical, defense, sporting goods, and computer industries. These products range from Beralcast-Registered Trademark- computer disc drive armatures, enabling significantly improved data storage and retrieval, to uranium feed material for the Atomic Vapor Laser Isotope Separation process, the most advanced uranium isotope separation process currently being deployed for nuclear fuel production. Starmet Corporation's primary mission is to support its newly formed business units with research and development, customer and financial support, and operational capabilities consistent with the needs of our customers. The Company's business units include Starmet NMI, Starmet CMI, Starmet Aerocast, Starmet Comcast and Starmet Powders Starmet Corporate also provides advanced material products and services directly to customers in aerospace-related industries consistent with Nuclear Metals' legacy of advanced metalworking processes.

                                 [Photographs]

TUBULAR DISSIMILAR METAL TRANSITION JOINTS ARE USED TO CONNECT THE TITANIUM FUEL TANKS IN SATELLITES TO THE STAINLESS STEEL TUBING RUNNING TO THE DIRECTIONAL THRUSTERS. BERYLLIUM SATELLITE TUBING AND OTHER SPECIALITY METAL PRODUCTS ARE DISPLAYED AS WELL.

                                  Starmet NMI


                          WE ARE PROUD OF OUR ROLE IN
                        PROVIDING OUR SOLDIERS WITH THE
                          BEST AMMUNITION IN THE WORLD

                                  Performance


    "Transition" describes our status in support of the Armed Forces for Depleted Uranium (DU) ammunition. Starmet NMI has provided DU ammunition to all branches of the United States Armed Forces. We are proud of our role in providing our soldiers with the best ammunition in the world. When we were visited by two Desert Storm tank commanders this past year we were told emphatically that lives are saved when our soldiers are able to rely completely on the quality, consistency, and performance of DU ammunition. However, events in the former Soviet Union, combined with the effectiveness of the ammunition deployed in Desert Storm, lead the Army to the conclusion that fewer rounds needed to be stockpiled. As we produce 120MM DU rounds for the M1A2 Abrams tank at a tenth of previous rates, the need to transition from the ordnance marketplace to the commercial marketplace is evident. A versatile material, DU is used in commercial applications ranging from shielding devices for the medical industry to counterweight materials in wide body aircraft. While facilities in Concord, MA previously used for DU penetrator manufacture are being cleaned and readied for production expansion of our patented Beryllium Aluminum alloy, Beralcast-Registered Trademark-, Starmet will continue to support the Army's DU ammunition needs with consolidation of facilities and technical expertise at CMI in Barnwell, SC.

                                 [Photographs]

   PRODUCT PHOTO DEPICTS A VARIETY OF COMMERCIAL DEPLETED URANIUM PRODUCTS.

                                  Starmet CMI


                               CMI BRINGS VALUE
                             TO CUSTOMERS THROUGH
                             TECHNICAL EXCELLENCE
                            AND PROVEN TECHNOLOGIES

                                    Quality


    Novel technologies for difficult issues are the trademark of this unique business unit of Starmet. CMI is the only fully integrated DU processing facility in the United States. Customer needs for uranium and related materials are served by utilizing our patented technologies and a team of engineering specialists. Whether it involves transforming radioactive scrap metals into useable shielding products, refurbishing commercial and military aircraft counterweights, or producing feed materials for the Atomic Vapor Laser Isotope Separation process, CMI brings value to customers through technical excellence and proven technologies. The answer to the question of how to manage the growing inventory of uranium hexafluoride may be found in DUCRETE-TM- shielding, a patented form of ultra dense concrete using uranium oxide briquettes as aggregate in concrete. We have formed a partnership which ensures exclusive rights to DUCRETE-TM- shielding containers and barriers for use by nuclear utilities for mandated above-ground storage of spent fuel. Respect for the environment, innovative technologies, a skilled workforce and room to grow on 340 acres in South Carolina position the CMI for success in the future.

                                [Photographs]

RADIOACTIVE SCRAP METALS HAVE BEEN TRANSFORMED INTO USABLE LOW LEVEL WASTE CANISTERS.

                               Starmet Aerocast


                              INVESTMENT CASTINGS
                             ARE DESIGNED TO MEET
                               VOLUME DEMAND AT
                                 A COMPETITIVE
                               AFFORDABLE PRICE
                                FOR THE CUSTOMER

                                     Speed


    Imagine the potential of an affordable aerospace material that is 22 percent lighter than aluminum, 300% stiffer, with strength comparable to A356 aluminum aerospace castings, and has six to ten times better vibration damping characteristics. Optical structures, electronic boxes, stable members, battery cases, navigational housings, satellite structures, tubular struts, and a seemingly endless number of additional possibilities are candidates for use of Starmet's patented Beralcast-Registered Trademark-. Investment castings are designed to meet volume demand at a competitive price for the customer. Starmet's engineering staff works closely with all of our customers to ensure that delivered product meets their needs for long-term production of low cost hardware. The value of this new material is in the flexibility now afforded the design engineer to increase the performance of new and existing hardware for tomorrow's aerospace needs.

    Working closely with customers' engineers as products are designed assures future production costs are as low as possible. Teaming with our customers also ensures that we not only understand their needs, but share in their future.

                                  [Photographs]

BERALCAST-Registered Trademark- COMPONENTS FOR THE ARMY'S COMANCHE HELICOPTER ELECTRO OPTIC SENSOR SYSTEM (EOSS).

                                 Starmet Comcast


                                  SOME GOLFERS
                                TELL US BERALCAST-Registered Trademark-
                                 IS THE TITANIUM
                                  OF THE FUTURE

                                     Vision


    Cost-effective, light, durable, and flexible are words that can be used to describe Beralcast-Registered Trademark-'s advantageous use for aerospace components. The commercial marketplace is equally demanding of such qualities in engineering materials. Where production of commercial products advance at dizzying rates, engineers are increasingly pressured to design with smaller and lighter components manufactured by innovative suppliers. Today's premium golf club heads are investment cast or forged from Titanium and its alloys. Titanium is twice the density of Beralcast-Registered Trademark- and offers less flexibility in its manufacture. Some golfers tell us Beralcast-Registered Trademark- is the Titanium of the future. In the computer hardware market Beralcast-Registered Trademark- offers significantly better performance characteristics than conventional materials. For example, Beralcast-Registered Trademark- will allow a vast increase in the data storage capacity and retrieval of tomorrow's computer disc drives. Prototypes using Starmet's Beralcast-Registered Trademark- are currently being qualified for this use. Other commercial applications for this material include those where a small premium can be paid for significantly enhanced performance and design flexibility. Imagine using Beralcast-Registered Trademark- instead of aluminum to enhance high speed assembly and inspection devices where Beralcast-Registered Trademark-'s vibration damping qualities can result in a five to ten fold performance improvement.

                                 [Photographs]

ADVANCED DISC DRIVE ARMATURES MADE FROM BERALCAST-Registered Trademark-

                               Starmet Powders


                              COMBINING A SOLID
                          REPUTATION FOR ULTRA-CLEAN
                              POWDER PROCESSING
                             TECHNIQUES WITH NEW
                                AND DEDICATED
                            ENGINEERING RESOURCES,
                        OPENS A WORLD OF POSSIBILITIES
                            FOR CREATING PRODUCTS

                                  Technology


    Metal powders can be used effectively in a variety of applications where exacting sizes, shapes, and cleanliness are important. Clean cobalt chrome and titanium powders, made by our patented Plasma Rotating Electrode Process (PREP-TM-), are used in medical implants to effectively bond prosthetic devices to bone and tissue. Uniform steel powders are used not only in photocopiers and sophisticated rapid prototyping applications, but in magnetic paint for children's books, wallpaper, and toys. Materials that are difficult to fabricate from castings or forgings are candidates for powder. Oftentimes metallurgy approach castings are converted to powders, which are in turn, reconsolidated into semi-finished components with improved mechanical properties. Fine titanium powders consolidated into semi-finished components represent tomorrow's challenge for advanced metal powder-making technologies at Starmet Powders. Combining a solid reputation for ultra-clean powder processing techniques with new and dedicated engineering resources, opens a world of possibilities for creating products. We have realized that such possibilities exist even more clearly when we combine our resources with other innovative companies whose enthusiasm for producing high value powder metallurgy products matches our own. We have a vision that includes consolidation of fine powders into complex shapes.

                                 [Photographs]

ULTRA CLEAN POWDERS MADE BY THE PLASMA ROTATING ELECTRODE PROCESS ARE FREE FLOWING AND UNIFORMLY SPHERICAL.

SELECTED FINANCIAL DATA
(NOT COVERED BY REPORT OF INDEPENDENT ACCOUNTANTS)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF EMPLOYEES)

OPERATING RESULTS FOR THE YEAR                   1997           1996           1995           1994           1993
                                               --------       --------        -------        -------       --------

Net Sales and Contract Revenues............    $ 28,062       $ 28,694        $18,784        $19,004       $ 17,019
Cost and Expenses..........................      26,251         31,254         20,708         29,958         27,515
Operating Income (Loss)....................       1,811         (2,560)        (1,924)       (10,954)       (10,496)
Other Income (Expense), Net................        (298)          (476)          (118)          (430)          (557)
Income (Loss) Before Taxes.................       1,513         (3,036)        (2,042)       (11,384)       (11,053)
Provision (Benefit) for Income Taxes.......          31              1         (1,967)        (1,188)        (3,746)
Extraordinary Gain.........................        --             --              585            --             --
Cumulative Change in Accounting Principle..        --             --             --              --           1,100
Net Income (Loss)..........................       1,482         (3,037)           510        (10,196)        (6,207)
Earnings (Loss) per Share*.................        0.30          (0.64)          0.11          (2.22)         (1.35)
Capital Expenditures, Net..................       1,788          1,449            777            709          1,265
Research and Development...................       1,309            876            439            575          1,031


FINANCIAL POSITION AT YEAR-END


Stockholders' Equity.......................      26,096         24,370         27,245         26,252         36,371
Shares Outstanding*........................       4,784          4,782          4,776          4,614          4,590
Net Book Value per Common Share
  Outstanding*.............................        5.45           5.10           5.70           5.69           7.92
Dividends Paid.............................         --             --             --             --             459
Dividend per Share*........................         --             --             --             --            0.13
Total Assets...............................      34,704         35,118         40,886         40,542         57,223
Working Capital............................      10,743          9,249         15,866         17,477         24,532
Long-term Debt, net of Unamortized
  Discount (including current
  installments)............................       3,363          1,874          4,480          4,859          8,986

OTHER DATA
Weighted Average Number of Shares
   of Common Stock Outstanding*............       4,959          4,779          4,706          4,600          4,590
Backlog (at Year-end)......................      27,654         23,248         30,709         14,512          8,285
Number of Employees (at Year-end)..........         235            190            200            189            169

* ADJUSTED TO REFLECT TWO FOR ONE STOCK SPLIT IN 1997

    1992           1991           1990           1989           1988
 --------       --------       --------       --------       --------

 $ 42,083       $ 48,250       $ 47,662       $ 49,760       $ 45,714
   39,791         44,930         44,734         45,350         42,378
    2,292          3,320          2,928          4,410          3,336
     (745)        (1,029)        (1,706)        (1,191)        (1,182)
    1,547          2,291          1,222          3,219          2,154
      626            871            489            972            506
      --             --             --             --             --
      --             --             --             --             --
      921          1,420            733          2,247          1,648
     0.20           0.30           0.15           0.43           0.31
    1,015          1,349          2,270          3,306          2,812
    1,233          1,357            685          1,007          1,186





   43,037         42,614         41,756         43,135         41,592
    4,590          4,670          4,768          5,192          5,264

     9.38           9.13           8.76           8.31           7.90
      276            238            251            263            --
     0.06           0.05           0.05           0.05            --
   66,391         70,810         73,603         76,520         75,461
   32,571         33,034         32,772         35,578         36,231


   11,372         13,759         16,040         18,405         19,756



    4,604          4,738          4,894          5,244          5,354
   10,729         10,398         14,758         19,352         16,016
      231            456            455            574            585

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF
OPERATIONS

FISCAL 1997 COMPARED WITH FISCAL 1996

    Net sales decreased by $632,000 or 2% in fiscal 1997. Sales in the Uranium Services and Recycle industry segment decreased by $1,224,000 or 20%; sales in the Specialty Metal Products industry segment decreased by $560,000 or 4% and sales in the Depleted Uranium Penetrator industry segment increased by $1,152,000 or 13%.

    The decrease in the Uranium Services and Recycle industry segment was mainly due to lack of volume in depleted uranium products due to completion of a production contract for a foreign customer in fiscal 1996. This decrease was partially offset by increases in AVLIS feedstock production for the United States Enrichment Corporation (USEC). The decrease in the Specialty Metal Products industry segment was a result of decreased volumes of beryllium products partially offset by an increase in commercial depleted uranium products. The increase in the Depleted Uranium Penetrator industry segment was the result of higher production volume of penetrator blanks for a foreign customer and the revenue recognized pursuant to the Company's contract with the United States Army to remediate the holding basin facility (see Note 11).

    Gross profit (net sales and contract revenues less cost of sales) increased by $5,285,000 to $8,926,000 or 32% of sales as compared to $3,641,000 or 13% of sales for fiscal 1996. This increase in gross profit is primarily due to reduction of certain accruals in fiscal 1997 for site remediation and waste burial costs of $1,750,000 and a reduction of inventory reserves of $1,000,000. Also, gross profit for fiscal 1996 was reduced by an accrual of a $2,100,000 for anticipated fiscal 1997 operating losses associated with CMI's production contracts. As of September 30, 1997 the accrual has been fully utilized.

    Selling, general and administrative expenses increased by $124,000 to $5,448,000. This increase was primarily due to additional

      (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS) employees required to support the forecasted growth in business. As a percentage of sales, these expenses remained at 19% as compared to the prior year.

    Company-sponsored research and development expenses increased by 49% or $433,000 to $1,309,000 for fiscal 1997. As a percentage of sales, these expenses were 5% as compared to 3% in fiscal 1996.

    Interest and other income/(expense), net, decreased to ($2,000) for the fiscal year as compared to ($89,000) for the prior year. This decrease was mainly from the absence in fiscal 1997 of a restructuring fee associated with amendments to the Company's credit facility during the third quarter of fiscal 1996.

    Interest expense decreased by $91,000 to $296,000 as compared to fiscal 1996. This decrease was primarily the result of higher interest rates and fees associated with out standing debt during fiscal 1996.

IMPACT OF YEAR 2000 ISSUE

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have data-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

    The Company is in the process of installing a new accounting software system. Management believes that subject to successful installation of the new accounting system, the Year 2000 issue will not have a material adverse impact to the Company's operations or financial position.

INCOME TAXES

    Income taxes provided during 1997 and 1996 were at effective rates of 2% and 0%, respectively. The 1997 effective rate of 2% differs from the statutory rate of 34% due to a reduction in the valuation allowance associated with to the benefit of net operating loss carryforwards.

INFLATION

    Inflation has not had a material impact on the Company's cost of doing business. Management attempts to protect the Company by adjusting prices where market conditions permit and by reviewing and improving production processes where possible. Price escalation clauses also are negotiated into long-term contracts when possible.

LIQUIDITY AND CAPITAL RESOURCES

    During the year ended September 30,


       (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS)

1997, the Company's primary sources of capital have been shareholder notes payable and borrowings through its revolving credit facility with its commercial bank. On August 7, 1997, the Company entered into a Third Amendment to the Credit Agreement dated March 31, 1995, which increased the principal amount of the credit facility from $4.25 million to $6.55 million. The increase in the credit facility was to provide the Company with a letter of credit to satisfy its financial assurance requirements as defined by DHEC in connection with the Company's license to operate in South Carolina.

     On October 1, 1997, the Company amended and restated its Credit Agreement dated March 31, 1995, as amended, with its lender, pursuant to the terms of an Amended and Restated Credit Agreement ("Credit Agreement"). The total amount of the credit thereunder available to the Company remained at $6.55 million, and the Company and all its subsidiaries became borrowers under the Credit Agreement. The Credit Agreement is secured by an Amended and Restated Joint Security Agreement, whereby the Company and its subsidiaries granted to the lender a first priority security interest in all accounts, inventory and general intangibles. The Company is subject to certain operating and financial covenants, including minimum tangible capital, as defined and net income requirements in connection with the credit facility.

     The Company has entered into a First Amendment to the Credit Agreement with its lender dated December 9, 1997, which provides for an increase in the credit facility to $8.05 million.

    On December 29, 1997, the Company entered into a Second Amendment to the Credit Agreement which provides for the following; (a) an increase in the total amount of credit available to the Company from $8.05 million to $9.55 million; (b) the terms of repayment for the line of credit have been revised so that $1.5 million is due July 1, 1998, $1.5 million is due October 1, 1998 and the balance, $3.0 million is due on February 28, 1999; and (c) all previous events of non-compliance with the Credit Agreement have been waived and certain financial covenants have been amended.

    In consideration of the Second Amendment to the Credit Agreement the Company has issued to the lender a warrant to purchase 25,000 shares of common stock at the ten day average of fair market value as of December 29, 1997. These warrants have a seven year exercise period. The Company also paid its lender $15,000 upon execution of the Amendment.

    During the quarter ended September 30, 1997, the Company sold $500,000 of subor-

       (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS) dinated debt, with warrants to purchase common stock, to a shareholder, bringing the principal amount of such subordinated debt to $1,350,500. This additional capital was provided to the Company in support of growth in new product areas. The Company also issued convertible debt in the original principal amount of $900,000 to certain shareholders on December 23, 1997. (See note 6 of the notes to consolidated financial statements for details of the Credit Agreement and subordinated debt issued to certain of the Company's shareholders).

    The Company has outstanding approximately $180,000 in principal amount on industrial revenue bond indebtedness related to the Starmet CMI facility.
The Company also has a term note in the amount of $370,000 with Palmetto Federal Savings Bank of South Carolina. This loan is secured by a mortgage on Starmet CMI's South Carolina property. The Company is a guarantor under the Palmetto loan.

    The Company is expanding its facilities by adding new equipment and modifying manufacturing floor space to accomodate changing product lines and customer demands. The Company anticipates that this will require capital expenditures totaling approximately $2,000,000 during fiscal 1998.

    The Company did not declare any cash dividends during its last three fiscal years. The Company does not expect to pay cash dividends in the next fiscal year. Future cash dividends, if any, would be paid on an annual basis, the amount of which is subject to the determination and approval of the Company's Board of Directors. The Credit Agreement also prohibits the declaration or payment of dividends without the lender's consent.

    The Company believes, based on assumptions concerning backlog fulfillment and the expected timing of new orders, that its cash from operations together with currently available credit facilities, will be sufficient to sustain operations in 1998 and to fund required capital expenditures.

FISCAL 1996 COMPARED WITH FISCAL 1995

    Net sales increased by $9,910,000 or 53% in fiscal 1996. Sales in the Uranium Services and Recycle industry segment increased by $1,220,000 or 25%; sales in the

       (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS)

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

    During the third quarter of fiscal 1996, the Company reduced its workforce from 55 to 24 employees at the Carolina Metal's (CMI) facility due to reduced production requirements resulting from the completion of a multi-year contract for the manufacture of depleted uranium for a foreign customer and the lack of anticipated new orders. The Company had expected to obtain substantial orders from USEC and the Department of Energy (DoE) in the second half of fiscal 1996. These orders have yet to be materialized and as a result CMI is operating at approximately 40% capacity on a one-shift basis and is expected to do so through most of fiscal 1997. In the fourth quarter of fiscal 1996 the Company established a $2,100,000 reserve for estimated fiscal 1997 losses associated with CMI's current production contracts. The Company is obligated to complete these contracts, which are fixed price. The Company continues to pursue alternate production contracts and believes that significant orders eventually will be received for work at the CMI facility. In the event that the prospects for greater utilization of the CMI facility do not improve the Company will reevaluate the carrying value of its CMI facility during fiscal 1997, which could result in a further write-

       (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS) down of plant assets.

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

    Company-sponsored research and development expenses increased by 100% or $437,000 to $876,000 for fiscal 1996. As a percentage of sales, these expenses were 3% as compared to 2% in fiscal 1995.

    Interest and other income, net, decreased to $(476,000) for the fiscal year as compared to $232,000 for the prior year. This decrease was mainly from a $150,000 restructuring fee associated with amendments to the Company's credit facility during the third quarter of fiscal 1996 and a gain of $175,000 recognized during the second quarter of fiscal 1995 on the sale of an office building.

    Interest expense increased by $37,000 to $387,000 as compared to fiscal 1995. This increase was primarily the result of higher interest rates and fees associated with outstanding debt during fiscal 1996.

    During fiscal 1995, the Company realized a $585,000 extraordinary gain, net of taxes of $10,000, on the early extinguishment of debt.

                       Consolidated Balance Sheet


                                                                       1997                  1996
                                                                    -----------          -----------
ASSETS
 Current Assets:
  Cash and cash equivalents                                         $   195,000          $ 1,051,000
  Restricted cash                                                        73,000              250,000
  Accounts receivable, net of allowances for doubtful accounts
   of $421,000 in 1997 and $821,000 in 1996                           5,546,000            4,931,000
  Inventories                                                        11,440,000           12,025,000
  Other current assets                                                  619,000              376,000
                                                                    -----------          -----------
    Total Current Assets                                             17,873,000           18,633,000
                                                                    -----------          -----------
 Property, Plant and Equipment:
  Land                                                                2,124,000            2,178,000
  Buildings                                                          17,656,000           18,040,000
  Machinery, equipment, and fixtures                                 18,472,000           26,179,000
  Construction-in-progress                                              831,000              583,000
                                                                    -----------          -----------
    Total Property, Plant and Equipment                              39,083,000           46,980,000
  Less: Accumulated depreciation                                     24,036,000           31,834,000
                                                                    -----------          -----------
  Net property, plant, and equipment                                 15,047,000           15,146,000
 Other Assets                                                         1,784,000            1,339,000
                                                                    -----------          -----------
                                                                    $34,704,000          $35,118,000
                                                                    -----------          -----------
                                                                    -----------          -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
 Current Liabilities:
  Current portion of long-term obligations                          $ 1,885,000          $   510,000
  Accounts payable                                                    3,123,000            2,143,000
  Accrued payroll and related costs                                   1,215,000            1,170,000
  Other accrued expenses                                                907,000            5,561,000
                                                                    -----------          -----------
    Total Current Liabilities                                         7,130,000            9,384,000
                                                                    -----------          -----------
 Long-term Obligations                                                  430,000              644,000
                                                                    -----------          -----------
 Notes Payable to Shareholders                                        1,048,000              720,000
                                                                    -----------          -----------
 Stockholders' Equity:
  Common stock, par value $.10; authorized - 15,000,000 shares;
   issued and outstanding for 1997 and 1996; 4,784,244 shares
   and 4,781,928 shares, respectively                                   478,000              478,000
  Additional paid-in capital                                         14,033,000           14,019,000
  Warrants Issued                                                       360,000              130,000
  Retained earnings                                                  11,225,000            9,743,000
                                                                    -----------          -----------
    Total Stockholders' Equity                                       26,096,000           24,370,000
                                                                    -----------          -----------
                                                                    $34,704,000          $35,118,000
                                                                    -----------          -----------
                                                                    -----------          -----------

              The accompanying notes are an integral part of
                 these consolidated financial statements.

                   Consolidated Statement of Operations


                                                                               1997               1996             1995
                                                                            -----------       -----------      -----------
Net sales and contract revenues                                             $28,062,000       $28,694,000      $18,784,000
                                                                            -----------       -----------      -----------
Cost and expenses
 Cost of sales                                                               19,136,000        25,053,000       15,452,000
 Selling, general, and administrative expenses                                5,448,000         5,324,000        4,817,000
 Research and development expenses                                            1,309,000           876,000          439,000
 Loss on write-off of fixed assets                                              358,000                --               --
                                                                            -----------       -----------      -----------
                                                                             26,251,000        31,253,000       20,708,000
                                                                            -----------       -----------      -----------
Operating Income (loss)                                                       1,811,000        (2,560,000)      (1,924,000)
Interest and other income (expense), net                                         (2,000)          (89,000)         232,000
Interest expense                                                               (296,000)         (387,000)        (350,000)
                                                                            -----------       -----------      -----------
Income (Loss) before income taxes and extraordinary item                      1,513,000        (3,036,000)      (2,042,000)
Provision (Benefit) for income taxes                                             31,000             1,000       (1,967,000)
                                                                            -----------       -----------      -----------
Income (Loss) before extraordinary item                                       1,482,000        (3,037,000)         (75,000)
Extraordinary gain on extinguishment of debt net of taxes of $10,000                 --                --          585,000
                                                                            -----------       -----------      -----------
Net income (loss)                                                           $ 1,482,000       $(3,037,000)     $   510,000
                                                                            -----------       -----------      -----------
                                                                            -----------       -----------      -----------
Per Share Information*
---------------------
Income (Loss) before extraordinary item                                            0.30             (0.64)           (0.01)
Extraordinary gain on extinguishment of debt net of taxes of $10,000                 --                --             0.12
                                                                            -----------       -----------      -----------
Net income (loss) per common and common equivalent share                    $      0.30       $     (0.64)     $      0.11
                                                                            -----------       -----------      -----------
                                                                            -----------       -----------      -----------
Weighted average number of common and common equivalent shares
 outstanding                                                                  4,958,870         4,778,928        4,705,512
                                                                            -----------       -----------      -----------
                                                                            -----------       -----------      -----------
Dividends per share                                                         $        --       $        --      $        --
                                                                            -----------       -----------      -----------
                                                                            -----------       -----------      -----------

* Adjusted to reflect 2 for 1 stock split in the 2nd quarter of 1997.

              The accompanying notes are an integral part of
                 these consolidated financial statements.

             Consolidated Statement of Stockholders' Equity

                                        Common Stock
                                     ----------------------    Additional
                                       Number        Par         Paid-in                      Retained
                                     of Shares      Value        Capital        Warrants      Earnings          Total
                                     ---------    ---------    ------------    ----------    ------------    ------------
Balance at September 30, 1994        4,614,928    $ 460,000    $ 13,522,000    $       --    $ 12,270,000    $ 26,252,000
                                     ---------    ---------    ------------    ----------    ------------    ------------
Stock options exercised                161,000       18,000         465,000            --              --         483,000
Net Income for Year                         --           --              --            --         510,000         510,000
                                     ---------    ---------    ------------    ----------    ------------    ------------
Balance at September 30, 1995        4,775,928    $ 478,000    $ 13,987,000    $       --    $ 12,780,000    $ 27,245,000
                                     ---------    ---------    ------------    ----------    ------------    ------------

Warrants Issued                             --           --              --       130,000              --         130,000
Stock options excercised                 6,000           --          32,000            --              --          32,000
Net Loss for Year                           --           --              --            --      (3,037,000)     (3,037,000)
                                     ---------    ---------    ------------    ----------    ------------    ------------
Balance at September 30, 1996        4,781,928    $ 478,000    $ 14,019,000    $  130,000    $  9,743,000    $ 24,370,000
                                     ---------    ---------    ------------    ----------    ------------    ------------

Warrants Issued                             --           --              --       230,000              --         230,000
Stock options excercised                 2,316           --          14,000            --              --          14,000
Net Income for Year                         --           --              --            --       1,482,000       1,482,000
                                     ---------    ---------    ------------    ----------    ------------    ------------
Balance at September 30, 1997        4,784,244    $ 478,000    $ 14,033,000    $  360,000    $ 11,225,000    $ 26,096,000
                                     ---------    ---------    ------------    ----------    ------------    ------------
                                     ---------    ---------    ------------    ----------    ------------    ------------

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statement of Cash Flows


                                                          1997            1996           1995
                                                       ------------    ------------   ------------
Cash flows from operating activities:
 Net income (loss)                                     $ 1,482,000     $(3,037,000)   $   510,000
 Adjustments to reconcile net income to net cash
   provided (used) by operating activities
   Depreciation and amortization                         1,588,000       1,493,000      1,339,000
   Loss on write-off of fixed assets                       358,000          --              --
   Changes in assets and liabilities, net-
     Decrease (increase) in accounts receivable           (616,000)       (201,000)       725,000
     Decrease (increase) in inventories                    585,000       2,099,000     (2,982,000)
     (Decrease) increase in accounts
       payable and accrued expenses                     (3,629,000)      3,358,000      1,387,000
   Gain on sale of building                                 --             (75,000)      (175,000)
   Changes in accrued and deferred taxes                    --              --             (1,000)
   Changes in other long-term liabilities                   --            (301,000)      (981,000)
   Other                                                  (689,000)        440,000       (100,000)
                                                       ------------    ------------   ------------
     Net cash provided (used) by operating activities     (921,000)      3,776,000       (278,000)
                                                       ------------    ------------   ------------
Cash flows from investing activities:
 Capital expenditures, net                              (1,788,000)     (1,449,000)      (777,000)
 Sales of marketable securities, net                        --             170,000        326,000
 Proceeds from sale of Property, Plant & Equipment          --             172,000        487,000
                                                       ------------    ------------   ------------
   Net cash (used) provided by investing activities     (1,788,000)     (1,107,000)        36,000
                                                       ------------    ------------   ------------
Cash flows from financing activities:
 Principal payments under long-term obligations           (545,000)         --              --
 Payments on bank debt                                  (9,801,000)     (4,856,000)    (4,103,000)
 Proceeds from bank debt                                11,508,000       1,530,000      3,725,000
 Proceeds from Notes Payable to Shareholders and
  Warrants                                                 500,000         850,000          --
 Proceeds from Stock issuance                               14,000          32,000        483,000
                                                       ------------    ------------   ------------
   Net cash (used) provided by financing activities      1,676,000      (2,444,000)       105,000
                                                       ------------    ------------   ------------
Net increase (decrease) in cash and cash equivalents:   (1,033,000)        225,000       (137,000)
 Cash and cash equivalents at beginning of year          1,301,000       1,076,000      1,213,000
                                                       ------------    ------------   ------------
 Cash and cash equivalents at end of year              $   268,000     $ 1,301,000    $ 1,076,000
                                                       ------------    ------------   ------------
                                                       ------------    ------------   ------------
Supplemental disclosures of cash flow information:
 Cash paid (received) during the year for:
   Interest, net of amounts capitalized                $   266,000     $   345,000    $   280,000
   Income tax refunds received                         $    14,000     $    11,000    $   978,000

Non-cash investing & Financing activities:
 Capital lease obligations                             $      --       $    75,000    $    --


               The accompanying notes are an integral part of
                  these consolidated financial statements.

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS

    Starmet Corporation (The Company) is a manufacturer of specialized metal products which are fabricated by a variety of metalworking processes. Effective October 1, 1997 the company changed its name from Nuclear Metals, Inc. to Starmet Corporation. Export sales to foreign unaffiliated customers are 25% of total net sales and contract revenues in fiscal 1997, 28% in fiscal 1996, and 33% in fiscal 1995. A significant portion of the Company's sales revenue has been derived from major customers as follows:

                             1997      1996      1995

Royal Ordnance.............  19%       11%        --%

United States
Enrichment Corp............  14         5         --

Primex Technologies........  12        20         8

Lockheed Martin............   7        16        18

Lockheed Idaho
Falls......................   5         4         9


2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Starmet Corporation and its wholly owned subsidiaries: Starmet Powders, LLC, Starmet Aerocast, LLC, Starmet Comcast, LLC, Starmet NMI Corporation, Starmet CMI Corporation, Starmet Holdings Corporation and NMI Foreign Sales Corporation. All material intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEARS

    References in these financial statements to 1997, 1996, and 1995 are for the fiscal years ended September 30, 1997, September 30, 1996, and
September 30, 1995, respectively. The accompanying financial statements and all share and per share information have been restated to reflect a 2 for 1 stock split effective in April 1997.

REVENUE RECOGNITION

    Revenues are recorded when products are shipped, except for revenues on long-term contracts, which are recorded on the percentage-of-completion method. The percentage-of-completion method is used for research and development contracts and for production contracts, which require significant amounts of initial engineering and development costs. The percentage-of-completion is determined by relating the actual number of contract units completed to date to the total units to be completed under the respective contract or by relating total costs incurred to total estimated costs at completion. When the estimated total cost on a contract indicates a loss, the Company's policy is to record the entire loss currently. Performance incentives and penalties incorporated in certain government contracts are recognized when incentives are earned or awarded or when penalties are incurred or assessed. Contract revenues include fees resulting from facilitization contracts with the U. S. Army (contracts to establish production capacity through the purchase and installation of equipment to be owned by the U.S. Army). Costs associated with these contracts, exclusive of the costs to purchase the equipment ($0 in 1997, 1996 and in 1995) are included in cost of sales. The consolidated balance sheets do not include the cost of this U.S. Army-owned equipment.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents are

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED recorded at cost, which approximates market value. Cash equivalents include certificates of deposit with a maturity of one year or less.

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


    Buildings.....................................   20 - 30 years
    Machinery, equipment, and fixtures............    3 - 10 years



    Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized. When property, plant, and equipment are sold, retired or disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

    In Fiscal 1997, the Company adopted the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed of." This statement requires a review of impairment for long-lived assets and certain identifiable intangibles to be held and used by an entity whether events or changes in circum-


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                     32
stances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows to result from the use and eventual disposition of the asset is less than the carrying amount of the asset. The amount by which the carrying amount of the asset exceeds the fair value less costs to sell, is an impairment loss. The effect of adopting this statement was not material to the Company's financial position or results of operation.

    In the fourth quarter of fiscal 1996, the Company established a $2,100,000 reserve for estimated losses associated with Starmet CMI's production contracts. The Company was obligated to complete these contracts, which were fixed price. The contracts have been completed and the reserve is $0 as of September 30, 1997.

INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return. The Company records a valuation allowance against any net deferred tax assets whose realizability is uncertain.

    The deferred federal and state income taxes result primarily from using accelerated depreciation on property, plant, and equipment for income tax reporting purposes and from establishing reserves which are not currently



              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                     33
deductible for income tax purposes, respectively.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as incurred. Research and development incurred under customer contracts are expensed through cost of sales in the period incurred.

INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARES

    The Company currently calculates earnings per common share under Accounting Principles Board Opinion (APB) No. 15, "Earnings Per Share." Income/(loss) per share was computed by dividing the net income by the weighted average number of shares of common stock outstanding during each year. Common stock equivalents (stock options and stock warrants) were considered in the computation of earnings per common and common equivalent share for 1997. Stock options and stock warrants were not considered in computing the loss and income per share in 1996 and 1995, as the effect would have been antidilutive.

RECLASSIFICATIONS

    Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to the 1997 presentation.

NEW ACCOUNTING STANDARDS

    In March 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share," which establishes standards for computing and presenting earnings per share for entities with publicly held common stock or potential common stock. SFAS No. 128 is effective for periods ending after


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
                                     34

December 15, 1997 and early adoption is not permitted. SFAS No. 128 replaces primary earnings per share with "basic earnings per common share." Basic earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. No dilution for any potentially dilutive securities is included. In addition, SFAS No. 128 replaces fully diluted earnings per common share with "diluted earnings per common share." Dilution for options and warrants under SFAS No. 128 is computed using the average share price of the Company's common stock for the period, rather than the more dilutive greater than average share
price or end-of-period share price required by APB No. 15.   For fiscal years
1997, 1996, and 1995 there would be no material change from primary and fully diluted earnings per common share to basic and diluted earnings per share under SFAS No. 128.

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

DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist mainly of cash and cash



              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED equivalents, restricted cash, accounts receivable, notes receivable from officers, accounts payable and notes payable. The carrying amounts of the Companys cash and equivalents, restricted cash accounts receivable, notes receivable from officers and accounts payable approximate their fair value due to the short-term nature of these instruments. The carrying value of the notes payable also approximates the fair value, based on rates available to the Company for debt with similar terms and remaining maturities.


              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3. OTHER ACCRUED EXPENSES

Accrued expenses consist of the following at September 30, 1997 and 1996


                                         1997          1996
                                     ------------   ------------

Waste burial cost                    $    404,000   $  2,884,000
Estimated loss on contracts                  --        2,100,000
Other                                     503,000        577,000
                                     ------------   ------------
                                     $    907,000   $  5,561,000
                                     ------------   ------------
                                     ------------   ------------

During 1997, the Company reduced certain accruals by $1,750,000 for site remediation and waste burial costs which were deemed no longer necessary.

4. ACCOUNTS RECEIVABLE

The following is an analysis of accounts receivable (net of allowances for doubtful accounts):


                                         1997          1996
                                     ------------   ------------

Accounts receivable                  $  5,460,000   $  3,479,000
Unbilled Receivables and
 Retainages due upon completion
 of contracts                              86,000      1,452,000
                                     ------------   ------------
                                     $  5,546,000   $  4,931,000
                                     ------------   ------------
                                     ------------   ------------

5. INVENTORIES

Inventories (net of reserves) at September 30, 1997, and September 30, 1996, were as follows:


                                         1997          1996
                                     ------------   ------------

Work-in-process                      $  2,511,000   $    805,000
Raw materials                           8,271,000     10,512,000
Spare parts                               659,000        708,000
                                     ------------   ------------
                                     $ 11,441,000   $ 12,025,000
                                     ------------   ------------
                                     ------------   ------------

    As of September 30, 1997, approximately $6.9 million of the Company's inventory consists of Depleted Uranium (DU) in various stages of production. This amount consists of both value-added costs to government owned material, ($3.6 million), which is used for U.S. Military contracts and for material which the Company has acquired from other sources, ($3.3 million). During fiscal 1995 the U.S. Army notified the Company that the Army would provide the DU for production for the most recent penetrator contract. Management strongly believes that the Army is responsible to compensate the Company for the value-added costs of this material and that at a minimum the Army would allow the Company to use this material for non U.S. military contracts at no additional cost to the Company. Management is pursuing several Department of Energy programs that would require more DU over the next several years than the Company currently has on hand. Management believes that the carrying cost of the inventory on hand


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED will be fully realizable through these possible programs or from its ongoing usage for U.S. and foreign military procurements, however it is uncertain how much of the inventory balance will be utilized in fiscal 1998. During 1997, the Company reduced inventory reserves by approximately $1,000,000 which were deemed no longer necessary.

6. LONG-TERM OBLIGATIONS AND NOTES PAYABLE

Long-term obligations and notes payable of the Company at September 30, 1997, and September 30, 1996, are as follows:


                                                       1997          1996
                                                   ------------   ------------

Term Credit, interest rate of prime
  plus 0.5% due in monthly principal
  payments through 1996                            $     --       $    133,000
Line of Credit, interest rate of prime
  plus 0.5% (9.0% at September 30, 1997)              1,706,000         --
Industrial Development Revenue Notes,
  variable interest rates (5.6524% at
  September 30, 1997) due in quarterly
  principal payments through 2000                       180,000        492,000
Notes payable to shareholders, interest
  only payments of 10% until maturity                 1,350,000        850,000
Note Payable, monthly interest and principal
  payments through November 2000, interest
  rate of 10.25%                                        370,000        457,000
Capital Leases                                           59,000         72,000
                                                   ------------   ------------
                                                   $  3,665,000   $  2,004,000
Less Unamortized discount on Shareholder
  Debentures                                            302,000        130,000
Less Current portion of long-term obligations         1,885,000        510,000
                                                   ------------   ------------
Total Long-Term obligations and Shareholder
  Debentures                                       $  1,478,000   $  1,364,000
                                                   ------------   ------------
                                                   ------------   ------------

CREDIT FACILITY

    On August 7, 1997 the Company and its commercial bank, State Street Bank & Trust Company signed the Third Amendment to their credit agreement date March 31, 1995 (as amended, the "Credit Agreement"). The Third Amendment increases the Company's credit facilities from $4.25 million to $6.55 million, with a maturity date of February 28, 1998. The $6.55 million consists of $3.55 million of letters of credit and $3.0 million credit line for working capital. Borrowings under the Credit Agreement bear interest at the prime rate plus 1/2 of 1%. The Company also pays a fee of 1/2



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED of 1% on the unused portion of the credit facilities.


    As of September 30, 1997 the Company was not in compliance with certain financial covenants contained in the Credit Agreement.

    On October 1, 1997, the Company amended and restated the Company's revolving credit facility with its lender, pursuant to the terms of an Amended and Restated Credit Agreement ("Credit Agreement"), which amended and restated the Credit Agreement dated March 31, 1995. The total amount of the credit available to the Company remained at $6.55 million, and the Company and all its subsidiaries became borrowers under the Credit Agreement. The Credit Agreement is secured by an Amended and Restated Joint Security Agreement, whereby the Company and its subsidiaries granted to the lender a first priority security interest in all accounts, inventory and general intangibles. The Company is subject to certain operating and financial covenants, including minimum tangible capital, as defined and net income requirements in connection with the credit facility.

    The Company has entered into a First Amendment to the Credit Agreement with its lender dated December 9, 1997, which provides for an increase in the credit facility to $8.05 million.

    On December 29, 1997, the Company entered into a Second Amendment to the Credit Agreement which provides for the following; a. the total amount of credit available to the Company increased from $8.05 million to $9.55 million; b. the terms of repayment for the line of credit have been revised as such, $1.5 million is due July 1, 1998, $1.5 million is due October 1, 1998 and the balance, $3.0 million is due in February 1999; c. all previous events of non-compliance with the Credit Agreement have been waived and certain financial covenants have been amended.

    In consideration of the Second Amendment to the Credit Agreement the Company has issued to their lender a warrant to purchase 25,000 shares of common stock at the ten day average of fair market value as of December 29, 1997. The Company also paid its lender $15,000 upon execution of the Amendment.

    As of September 30, 1997, and December 29, 1997, $1.7 million and $4.5
million were outstanding under the line of credit, respectfully.   The
Company had $3.55 million letters of credit outstanding, at December 29, 1997.

NOTES PAYABLE TO SHAREHOLDERS

    On January 10, 1996, the Company issued $500,500 in principal amount of its 10% Convertible Subordinated Debentures, the principal amount of which is convertible at the option of the holder into shares of the Company's Common Stock at the rate of $5.945 per share. The original maturity date of these Debentures, June 10, 1997, has been extended by the holders pursuant to certain letter agreements until December 10, 1998. These Debentures were issued to persons who are significant shareholders of the Company or related to such persons.

    On September 16, 1996 the Company issued an additional $350,000 in principal amount pursuant to its 10% Subordinated Debentures due December




             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

10, 1998 which were issued to certain significant shareholders of the Company. In consideration for the Debentures, the holders were issued three-year warrants to purchase an aggregate of 42,000 shares of common stock at an exercise price of $7.50 per share, subject to antidilution adjustments.

    On September 22, 1997 the Company issued an additional $500,000 in principal amount pursuant to its 10% Subordinated Debentures due December 10, 2000 which were issued to a shareholder of the Company. In consideration for the Debentures, the holders were issued three-year warrants to purchase an aggregate of 60,000 shares of common stock at an exercise price of $17.875 per share, subject to antidilution adjustments.

    On December 23, 1997 the Company issued an additional $950,000 in principal amount pursuant to its 10% Convertible Subordinated Notes due December 31, 1999 which were issued to certain significant shareholders of the Company. The principal amount of the Notes are convertible at the option of the holder into shares of the Company's Common Stock at the rate of $21.50 per share.

THE INDUSTRIAL REVENUE BONDS

     The Industrial Revenue Bonds (the "IRBs") outstanding consists of one note issue. The interest rates on this note is 66.5% of the lenders bank's prime interest rate. This note is secured by property, plant and equipment.

    The IRBs contain restrictive covenants including, among others, a requirement to maintain minimum working capital, consolidated net worth and a minimum current ratio. As of September 30, 1997, the Company was not in compliance with certain of these financial covenants. The Company has received a waiver from the trustee for these events of non-compliance.

    Maturities of long term obligations subsequent to September 30, 1997 are:
1998 -$1,885,000, 1999 - $1,052,000; 2000 - $655,000; thereafter $73,000.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

7. INCOME TAXES


    The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following:

                                                             1997     1996      1995

Statutory rate                                              34.0%    (34.0)%   (34.0)%
Increase (reduction) in taxes resulting from:
  State taxes, net of federal effect                         6.0      (6.0)     (6.0)
  Valuation allowance                                      (38.0)     40.0      (2.0)
  Tax reserves no longer required                            --        --      (48.0)
  Other                                                      --        --       (6.0)
                                                           ------    ------    ------
                                                             2.0%      -- %    (96.0)%
                                                           ------    ------    ------
                                                           ------    ------    ------


    As of September 1997, the Company has a federal net operating loss carryforward of approximately $11.1 million of which $3.2 million expires in 2009, $1.8 million expires in 2010, $3.0 million expires in 2011, and $3.1 million in 2012. State net operating loss carryforwards of approximately $20.2 million, which expire between 1999 through 2009. These net operating loss carryforwards are fully reserved by valuation allowances due to uncertainty regarding their realizability.

The components of the provision (benefit) for income taxes are as follows:

                                                               1997                1996               1995

Current (Benefit) Provision:
  Federal                                                  $ (961,000)         $ (363,000)        $   (766,000)
  State                                                      (299,000)           (112,000)            (135,000)
  Valuation allowance                                       1,260,000             475,000              901,000
                                                           ----------          ----------          -----------
    Total current (Benefit) Provision                      $   --              $    --            $     --
                                                           ----------          ----------          -----------
                                                           ----------          ----------          -----------

Deferred (Benefit) Provision:
  Federal                                                 $(1,310,000)         $ (592,000)        $ (1,819,000)
  State                                                      (451,000)           (183,000)            (148,000)
  Valuation Allowance                                       1,792,000             776,000               --
                                                           ----------          ----------          -----------
    Total deferred (Benefit) Provision:                        31,000               1,000           (1,967,000)
                                                           ----------          ----------          -----------
    Total (Benefit) Provision:                            $    31,000          $    1,000          $(1,967,000)
                                                           ----------          ----------          -----------
                                                           ----------          ----------          -----------


    During 1995 the Company received $978,000 of Federal income tax refunds. As of September 30, 1994, the Company had established a full valuation allowance for this amount. Accordingly, the Company reduced its valuation allowance by $978,000 upon receipt of this amount.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    The Company has provided a full valuation allowance on the net deferred tax assets as of September 30, 1997, and 1996. The Company's alternative minimum tax credit has an unlimited life. The tax effects of significant items making up the deferred tax liabilities and deferred tax assets, as of the end of the 1997 and 1996 fiscal years are as follows:

                                                               1997               1996
Assets:
  Reserves not currently deductible for tax purpose        $ 1,665,000         $ 2,475,000
  Accrued employee health benefits                              36,000              38,000
  Federal operating loss carryforward                        3,344,000           1,850,000
  State operating loss carryforwards and other assets        1,903,000           1,438,000
  Other                                                        460,000           1,867,000
  Valuation allowance                                       (4,082,000)         (4,653,000)
                                                           -----------         -----------
    Total deferred tax assets                                3,326,000           3,015,000
    Alternative minimum tax credit                             407,000             407,000
                                                           -----------         -----------
                                                           $ 3,733,000         $ 3,422,000
                                                           -----------         -----------
                                                           -----------         -----------
Liabilities:
  Fixed asset basis difference                             $ 2,422,000         $ 2,549,000
  Employee benefits                                            813,000             715,000
  Other                                                        498,000             158,000
                                                           -----------         -----------
                                                           $ 3,733,000         $ 3,422,000
                                                           -----------         -----------
                                                           -----------         -----------


8. STOCK OPTIONS AND WARRANTS AGREEMENTS

STOCK OPTION PLANS

    A total of 342,680 shares of common stock have been reserved for issuance upon exercise of options issued or issuable pursuant to the Company's stock option plans for employees and directors. The exercise price of options issued or issuable under such plans may not be less than 100% of the fair market value of the shares purchasable on the date of grant of the options. Information concerning options which have been granted under the plans and the exercise prices thereof is set forth below. Those options with an indicated exercise price of $3.32 expire in 2003, those with an exercise price of $6.75, $7.00, or $8.00 expire in 2004, those with an exercise price of $6.13

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED expire in 2005, those with an exercise price of $7.38 expire in 2006, and those with an exercise price of $15.56 expire in 2007, in each case on the anniversary of the date of grant.

    Common shares under option are presented:

                                                 1997                            1996                            1995
                                    ------------------------------  --------------------------------  ----------------------------
                                                      Weighted                         Weighted                         Range of
                                       Number          Average         Number          Average            Number        Exercise
                                     of Shares     Exercise Price     of Shares     Exercise Price      of Shares        Prices
                                    ------------  ----------------  ------------   -----------------  -------------  -------------
Options outstanding, beginning
  of year                             211,000           $6.20           77,000           $6.25           197,800       $3.00-8.00
      Exercised                        (2,316)           6.13            --                --           (161,000)            3.00
      Granted                         128,000           11.53          136,000            6.13            50,600        6.75-7.00
      Canceled                         (3,334)           6.88           (2,000)           3.32           (10,400)       3.00-3.25
                                    ------------  ----------------  ------------   -----------------  -------------  -------------
Options outstanding, end of year      333,350           $8.24          211,000           $6.20            77,000       $3.32-8.00
                                    ------------  ----------------  ------------   -----------------  -------------  -------------
                                    ------------                    ------------                      -------------
Options exercisable                   205,361                          100,444                            25,719
                                    ------------                    ------------                      -------------
                                    ------------                    ------------                      -------------
Options available for future grants     9,330
                                    ------------
                                    ------------
Weighted average fair value
per share of options granted
during the year                                         $8.18                            $4.41

The following summarizes certain data for options outstanding at September 30, 1997

                                                                              Weighted
                                                                 Weighted      Average
                                                   Range of       Average     Remaining
                                       Number      Exercise      Exercise    Contractual
                                     of Shares      Prices        Prices   Life (in years)
                                     ---------    ----------    ----------   -----------
Options outstanding, end of year:      15,000     $3.32-4.98       $3.32          6.21
                                      243,350      4.98-7.47        6.60          8.02
                                       10,000     7.47-11.21        8.00          6.79
                                       65,000    11.21-15.56       15.56          9.85
                                     ---------
                                      333,350                       8.24          8.26
                                     ---------
                                     ---------

Options Exercisable:                   15,000     $3.32-4.98       $3.32
                                      158,651      4.98-7.47        6.60
                                       10,000     7.47-11.21        8.00
                                       21,710    11.21-15.56       15.56
                                     ---------
                                      205,361
                                     ---------
                                     ---------


WARRANT AGREEMENTS

    In consideration of entering into a credit agreement with its lender, in January 1996, the Company issued the lender a warrant to purchase 50,000 shares of the Company's common stock for $5.95 per share, which was the approximate market value of the Company's common stock at the date of

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED the transaction. These warrants expire in 2005. The holder of the warrant has the option to exercise a portion of the warrant in a cashless transaction by surrendering the remaining portion of the warrant as defined.

    In consideration of the purchase of its 10% Subordinated Notes due December 10, 2000, the Company issued the holder of the Note three-year warrants to purchase 42,000 shares of common stock for $7.50 per share, which was the approximate market value of the Company's common stock at the date of the transactions. The holder of the warrant has the option to exercise a portion of the warrant in a cashless transaction by surrendering the remaining portion of the warrant as defined.

    In consideration of the purchase of its 10% Subordinated Notes due December 10, 1998, the Company issued the holder of the Notes three-year warrants to purchase 60,000 shares of common stock for $17.875 per share, which was the approximate market value of the Company's common stock at the date of the transactions.

    In consideration of the Second Amendment to the Credit Agreement the Company issued to their lender a warrant to purchase 25,000 shares of common stock of the Company at the average fair market value for the ten days ended December 29, 1997.

PRO FORMA STOCK-BASED COMPENSATION EXPENSE

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1997 and 1996 under the Company's stock-based compensation plans been determined based on fair value at the grant dates consistent with the method set

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

In thousands except per share amounts            1997            1996
                                              ---------       ----------
Net Income (Loss)                               $1,482         $(3,037)
    As reported                                  1,373          (3,100)
    Pro forma
Primary/Fully Diluted Earnings Per Share:
    As reported                                  $0.30          $(0.64)
    Pro forma                                     0.28           (0.65)


    Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expensed in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore future proforma compensation expense may be greater as additional options are granted.

    The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.19% to 6.21% and 5.38% to 6.50% for 1997 and 1996, respectively, expected life of 10 years, expected volatility of 51% and 54% for 1997 and 1996, respectively.

9. PENSION PLAN

    The Company has a defined benefit pension plan designed to provide retirement benefits to all employees. This plan provides pension benefits that are based on the employee's salary and years of service. The Company's policy is to fund the plan at a level within the range required

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED by applicable regulations.

    The Company's net pension cost for 1997, 1996, and 1995 was $375,000, $281,000, and $165,000, respectively. During 1997, the Company used the weighted average discount rate of 8.0%. Net pension cost for the Company's defined benefit plan included the following components:

                                                               1997            1996           1995

Service cost-benefits earned during the period           $   308,000        $  183,000      $  155,000
Interest cost on projected benefit obligation              1,056,000         1,022,000         954,000
Actual return on plan assets                              (1,570,000)         (932,000)       (985,000)
Net amortization and deferral                                581,000             8,000          41,000
                                                          ----------        ----------      ----------
Net pension cost                                          $  375,000        $  281,000      $  165,000
                                                          ----------        ----------      ----------
                                                          ----------        ----------      ----------
    Assumptions used in determining the plan's
      funded status:
    Discount rate                                                8.0%              8.0%           8.0%
    Expected rate of increase in compensation levels             5.5%              5.5%           5.5%
    Expected long-term rate of return on assets                  8.5%              8.5%           8.5%


    The following table sets forth the plan's funded status as of September 30, 1997 and September 30, 1996:


                                                               1997            1996

Vested benefit obligation                                $(12,421,000)    $(11,869,000)
Accumulated benefit obligation                            (12,456,000)     (11,884,000)
Projected benefit obligation                              (14,164,000)     (13,654,000)
Plan assets at fair value                                  14,418,000       12,517,000
Funded status                                                 254,000       (1,137,000)
Unrecognized prior service costs                               89,000           98,000
Unrecognized net loss                                       1,698,000        2,392,000
                                                         --------------  ---------------
Prepaid pension cost                                     $  2,041,000      $ 1,353,000
                                                         --------------  ---------------
                                                         --------------  ---------------






    Plan assets are invested under the provision of a trust agreement with a bank in common trust funds.

10. POSTRETIREMENT BENEFITS

    Effective the beginning of fiscal 1994 the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Postretirement Benefits Other Than Pensions". The statement requires companies

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED to accrue the cost of postretirement health care and life insurance benefits within the employees' active service periods.

    The Company provides employees who retired from the Company prior to January 1, 1993, with at least ten years of service and under the age of 65, with Group Health Insurance on a cost-sharing basis. Coverage for an employee's spouse or dependents will also continue under this plan until the employee has reached age 65 at which time, the coverage ceases. In addition, the Company provides the same employees who are at least 62 years of age with life insurance equal to their ending annual salary up to a maximum of $50,000.

    For employees who retire after January 1, 1993, the postretirement benefits do not include health insurance. In addition, the life insurance benefit, up to a maximum of $50,000, is provided for one year after retirement.

    The accumulated benefit obligation of these benefits as of September 30, 1997, is approximately $767,000 ($5,000 for medical insurance and $762,000 for life insurance). Plan assets of $401,000 in cash reserves are on hand with an insurance company to partially cover the cost of the life insurance benefits. The Company adopted the new standard prospectively as of October 1, 1993, and is amortizing the transition obligation of $456,000, over three years for the medical insurance benefits and fifteen years for the life insurance benefits.


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    Postretirement benefit expense for fiscal 1997, 1996 and 1995 as follows:

                                                         1997           1996         1995
                                                       ---------      --------     --------
    Service cost of benefits earned                    $   1,000      $  1,000     $  1,000
    Interest cost on liability                            59,000        58,000       57,000
    Return on plan assets                                (12,000)      (12,000)     (10,000)
    Amortization of transition obligation                 24,000        24,000       48,000
                                                       ---------      --------     --------
    Net postretirement benefit cost                    $  72,000      $ 71,000     $ 96,000
                                                       ---------      --------     --------
                                                       ---------      --------     --------

The following table sets forth the Benefit Plan's funded status as of September 30, 1997 and September 30, 1996:

                                                         1997          1996
                                                       ---------     --------

    Accumulated Post Retirement Benefit obligation     $(767,000)    $(758,000)
    Plan Asset at Fair Value                             401,000       401,000
                                                       ---------     ---------
    Funded Status                                      $(366,000)     (357,000)
    Transition obligation                                267,000       266,000
                                                       ---------     ---------
    Accrued Post-Retirement Benefit Cost               $ (99,000)    $ (91,000)
                                                       ---------     ---------
                                                       ---------     ---------

The following actuarial assumptions were used:

                                        1997          1996         1995
                                        ----          ----         ----

    Salary increase                     5.5%          5.5%         5.5%
    Discount rate                       8.0%          8.0%         7.0%
    Return on Assets                    3.0%          3.0%         3.0%
    Medical Inflation                   4-9%          4-9%        10.0%

11. COMMITMENTS AND CONTINGENCIES

EXPANSION

    The Company is expanding its facilities by adding new equipment and modifying manufacturing floor space to accommodate changing product lines and customer demands. The Company anticipates that this will require capital expenditures totaling approximately $2,000,000 during fiscal 1998. These capital needs will be funded through cash flow from operations, shareholder notes and long-term debt. There is no guarantee that the Company will be able to obtain adequate financing at acceptable terms to meet these needs.

WASTE DISPOSAL

    In the process of manufacturing depleted uranium products, the Company generates low-level radioactive waste (LLRW) that must be disposed of at sites licensed by federal, state, and local governments. At present, there is one licensed commercial repository in the United States available for use by the Company. For LLRW originating in Concord, no site currently exists and provisions have been made to accommodate interim storage. State government has the

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED responsibility to implement the provisions of the federal Low-Level Waste Policy Amendments Act and provide a state solution for Massachusetts companies that generate this type of waste. Management is of the opinion that an extended period of storage can be accommodated within existing buildings and in an environmentally safe manner acceptable to all regulatory agencies until such time as an acceptable site is identified.

HOLDING BASIN FACILITY

    For a number of years, ending in 1985, the Company disposed of manufacturing-related depleted uranium waste and the associated spent acid and other residual materials by neutralizing with lime and discharging the neutralized mixture to a holding basin on its premises in Concord, Massachusetts. In 1986 the holding basin was covered with hypalon, an impervious material used to prevent rain and surface run-off water from leaking through the holding basin. The Company now uses a proprietary "closed loop" process that it developed to discontinue such discharges. The Company believes that both practices were and are in compliance with all applicable regulations.

     The Company is required to maintain certain licenses issued by the Massachusetts Department of Public Health ("DPH") and the South Carolina Department of Health and Environmental Control ("DHEC") in order to possess and process depleted uranium materials at its facilities in Massachusetts and South Carolina, respectively. Under applicable licensing regulations pertaining to decommissioning and disposal of certain hazardous materials ("D&D") at licensed sites, the Company submitted to the Nuclear Regulatory Commission ("NRC") and the applicable state agencies a Decommissioning Funding Plan ("DFP") to provide for possible future decommissioning of its facilities. The Concord Facility DFP estimated cost is $11.7 million and the Barnwell Facility DFP estimate is $2.9 million. The Company is required to provide financial assurance for such decommissioning pursuant to applicable regulations. The Company has satisfied these requirements and as a result, the site licenses for both locations have been renewed.

     Substantially all of the depleted uranium materials to which the DFP requirements apply were processed by the Company for the United States Government. Based on the terms of certain contracts that the Company entered into with the United States Government to process such depleted uranium materials, the Company believes that such materials continue to be owned by the United States Government and that the United States Government is obligated, under applicable law, to pay for its percentage of eventual D&D. The Company's DFP reflect its position that it is obligated to provide financial assurance only with respect to the portion of the materials which are attributable to the Company's commercial production for parties other than the United States Government and that this obligation has been satisfied by a letter of credit to each geographic locations regulatory agency.

     The United States Army, in a memorandum of Decision dated September 13, 1996, determined pursuant to Public Law 85-804, that it should fund remediation of the Concord holding basin site as well as D&D related to the Concord facility, based in part on the Army's determination that the Company's activities are essential to the national defense. The United States Army has issued a fixed price contract, for approximately $6.2 million for remediation of the holding basin and the Company entered into a fixed price contract with a contractor to perform this remediation. This work is expected to continue into the first half of fiscal 1998. The Company's contract with the contractor is fixed price based on a specified volume of waste to be removed from the basin and delivered to a burial site. If the volume of the material removed exceeds the specified level then the Company is obligated to pay an additional fee per cubic yard of excess material removed. Based on the current estimates, management believes that the amount of material to be removed will not exceed the specified amount and that the fixed price contract issued by the United States Army will be adequate to fully fund the remediation of the basin. The Army has provided written assurances (subject to funding appropriations) of its intention to provide funding for D&D costs at the Concord facility in addition to the Basin under future contracts or, in the event that no future contracts were awarded (which the Army has indicated is unlikely in view of its current plans), under an existing contract. D&D costs for the Company's CMI facility are adequately covered by the existing letter of credit, which is currently in place to assure funding for potential D&D obligations to date. The Company has no written assurance that the Army will accept responsibility for the share of the estimated cost of D&D at its South Carolina facility which directly resulted from production work under U.S. government contracts on government supplied materials. However, based on the advice of legal counsel, management believes that the Army is responsible for its estimated share of D&D.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

LEGAL PROCEEDINGS

    On December 9, 1997, Brush Wellman, Inc. ("Brush Wellman") filed a patent infringement suit against Starmet Corporation in United States District Court for the District of Massachusetts (Case No. 97-12705-RCO) alleging that the Company is infringing a patent awarded to Brush Wellman for the investment casting of aluminum beryllium alloys. Brush Wellman currently holds U.S. Patent No. 5,642,773 entitled "Aluminum Alloys Containing Beryllium and Investment Casting of Such Alloys." Brush Wellman is seeking an injunction of the Company's alleged patent infringement, monetary damages (including treble damages) and


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED attorney fees. The Company has been advised by patent counsel that Brush Wellman's claims are without merit and that Brush Wellman's patent is invalid. The Company's answer to Brush Wellman's complaint is due December 30, 1997 and the Company intends to challenge the validity of Brush Wellman's patent, deny any patent infringement by the Company and assert counterclaims against Brush Wellman.


12. TRANSACTIONS WITH RELATED PARTIES

    Under the terms of a management agreement, Matthews Associates Limited is entitled to an annual management fee. George J. Matthews, Chairman of the Board of Directors and a significant shareholder, is sole owner of Matthews Associates Limited. These fees, as well as certain expenses of Matthews Associates Limited that were reimbursed by the Company, have been included in selling, general, and administrative expenses. Management fees were $350,000 in 1997, 1996, and 1995. Mr. Matthews does not receive any other salary or fee for services as Chairman of the Board of Directors. Also see Note 6 for Notes Payable to Shareholders.

13. MAINTENANCE AND REPAIRS

    Maintenance and repair expenditures, which are charged to cost and expense as incurred, amounted to $1,536,000 in 1997, $1,092,000 in 1996, and $854,000 in 1995.

14. INDUSTRY SEGMENT INFORMATION

    The Company is engaged in the manufacture and sale of various specialty metal products. The Company operates in three industry segments: Uranium Services and Recycle, Specialty Metal Products, and Depleted Uranium Penetrators.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    Information relating to the Company's operations for the industry segments described above for each of the three years in the period ended September 30 is as follows:


                                             1997            1996            1995
                                          -----------     -----------    -----------
Net Sales and Contract Revenues:
 Uranium Services & Recycle               $ 4,965,000     $ 6,189,000    $ 4,969,000
 Specialty Metal Products                  19,170,000      13,730,000     12,102,000
 Depleted Uranium Penetrators               9,927,000       8,775,000      1,713,000
                                          -----------     -----------    -----------
   Total                                  $28,062,000     $28,694,000    $18,784,000
                                          -----------     -----------    -----------
                                          -----------     -----------    -----------
Operating Income (Loss):
 Uranium Services & Recycle               $ 1,195,000     $(2,700,000)   $  (996,000)
 Specialty Metal Products                     391,000       1,432,000       (341,000)
 Depleted Uranium Penetrators                 575,000        (942,000)      (237,000)
                                          -----------     -----------    -----------
   Subtotal                                 2,161,000      (2,210,000)    (1,574,000)

General Corporate Expenses                    350,000         350,000        350,000
                                          -----------     -----------    -----------
Net Operating Income (Loss)                 1,811,000      (2,560,000)    (1,924,000)
                                          -----------     -----------    -----------

Other Expense, Net                            298,000         476,000        118,000
                                          -----------     -----------    -----------
Income (Loss) Before Taxes                $ 1,513,000     $(3,036,000)   $(2,042,000)
                                          -----------     -----------    -----------
                                          -----------     -----------    -----------
Identifiable Assets:
 Uranium Services & Recycle               $12,846,000     $13,749,000    $16,609,000
 Specialty Metal Products                   8,199,000       6,195,000      5,140,000
 Depleted Uranium Penetrators               7,691,000       8,441,000     12,158,000
 Corporate                                  5,968,000       6,733,000      6,979,000
                                          -----------     -----------    -----------
   Total                                  $34,704,000     $35,118,000    $40,886,000
                                          -----------     -----------    -----------
                                          -----------     -----------    -----------
Depreciation and Amortization Expenses:
 Uranium Services & Recycle               $   492,000     $   430,000    $   404,000
 Specialty Metal Products                     275,000         291,000        251,000
 Depleted Uranium Penetrators                 498,000         519,000        443,000
 Corporate                                    323,000         254,000        241,000
                                          -----------     -----------    -----------
   Total                                  $ 1,588,000     $ 1,494,000    $ 1,339,000
                                          -----------     -----------    -----------
                                          -----------     -----------    -----------
Capital Expenditures:
 Uranium Services & Recycle               $   627,000     $   379,000    $   325,000
 Specialty Metal Products                     746,000         436,000         85,000
 Depleted Uranium Penetrators                   6,000          77,000          6,000
 Corporate                                    409,000         557,000        361,000
                                          -----------     -----------    -----------
   Total                                  $ 1,788,000     $ 1,449,000    $   777,000
                                          -----------     -----------    -----------
                                          -----------     -----------    -----------


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    The Uranium Services and Recycle segment includes the manufacture of depleted uranium products (non-penetrator) and the recycle of low level radioactive metal. The Specialty Metal Products segment includes a large assortment of metal products fabricated using foundry, extrusion, and machining capabilities, including commercial depleted uranium products, and involves the production and sale of various metal powders manufactured by the Company's patented Rotating Electrode Process. Operations in the Depleted Uranium Penetrator industry segment include the production of various penetrators (a component of armor-piercing ammunition used in certain U.S. military gun systems) which are sold to a department of the U.S. Department of Defense (DOD), to prime contractors manufacturing such ammunition for the DOD or to foreign military operations. Revenues derived from contract research and development activities have been included in the above segments based on the nature of the product.

    Net sales and contract revenues by industry segment include sales to unaffiliated customers (intersegment sales are not significant). A significant portion of the Company's revenues has been derived from five major customers (see Note 1). Sales to United States Enrichment Corporation are included in the Uranium Services & Recycle industry segment. Sales to Royal Ordnance and Primex Technologies are included in the depleted Uranium Penetrators industry segment. Sales to Lockheed Martin and Lockheed Idaho Falls are included in the Specialty Metal Products industry segment.

    Due to the utilization among segments of common production facilities and equipment and the involvement of a single management organization in all phases of the Company's operations, nec-


            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED essary allocations have been made based on estimates which management believes to be reasonable.

    Operating income includes net sales and contract revenues less operating expenses allocated to the individual segments. General corporate expenses represent expenses which are not of an operating nature and, therefore, are not allocable to industry segments.

    Identifiable assets shown include accounts receivable, inventory, and plant and equipment that have been allocated to each of the Company's industry segments. Corporate assets consist primarily of cash and other assets.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

15. QUARTERLY RESULTS (UNAUDITED)

    Financial results by quarter for 1997, 1996 and 1995 are summarized below

                                                            First     Second      Third     Fourth
                                                           Quarter    Quarter    Quarter    Quarter
                                                           -------    -------    -------    -------
1997
Net Sales                                                  $7,271     $ 5,342    $7,013     $ 8,436
Operating Income (Loss)                                       566         173       399         673
Net Income (Loss)                                             509         109       293         571
Net Income (Loss) per share                                  0.10        0.02      0.06        0.12

1996
Net Sales                                                  $6,671     $10,021    $6,434     $ 5,568
Operating Income (Loss)                                       198         287       523      (3,568)
Net Income (Loss)                                             109         238       249      (3,633)
Net Income (Loss) per share                                  0.02        0.05      0.05       (0.76)

1995
Net Sales                                                  $5,626     $ 4,213    $3,753     $ 5,191
Operating Income (Loss)                                       220      (1,355)       45        (834)
Income (Loss) before extraordinary item                       121        (300)       39          65
Extraordinary gain on extinguishment of debt                  --          585       --          --
Net Income                                                    121         285        39          65

Per share amounts:
Income (Loss) before extraordinary item                      0.03       (0.06)     0.01        0.01
Extraordinary gain on extinguishment of debt                  --         0.12       --
Net Income per share                                         0.03        0.06      0.01        0.01


During 1997 the Company reduced certain accruals by $1,750,000 for site remediation and waste burial costs, $670,000 in the second quarter and $1,080,000 in the fourth quarter. Also during 1997 the Company has reduced inventory reserves by $1,000,000, $90,000 in the first quarter, $650,000 in the second quarter and $260,000 in the fourth quarter.

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF STARMET CORPORATION:

     We have audited the accompanying consolidated balance sheets of Starmet Corporation (formerly known as Nuclear Metals, Inc.) (a Massachusetts corporation) and subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starmet Corporation and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.


                                        Arthur Andersen LLP

                                        Boston, Massachusetts
                                        November 14, 1997
                                        (except with respect to the matters
                                        discussed in Notes 6 and 11 as to which
                                        the date is December 29, 1997)

COMMON STOCK INFORMATION

    The Company's common stock is traded on the NASDAQ Market under the symbol STMT. As reported by a principal market maker for the stock, the high and low bid prices for the three years ended September 30 are reflected in the following table. This information reflects inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

    As of September 30, 1997, there were approximately 300 holders of record of the Company's Common Stock. The Company believes th actual number of beneficial owners of the Company's Common Stock is greater because a large number of shares are held in custodial or nominee accounts.

    The Company did not declare any cash dividends during its last two fiscal years. Given the Company's current cash flow situation, the Company does not expect to pay cash dividends in the next year. Future cash dividends, if any, would be paid on an annual basis, the amount of which is subject to the determination and approval of the Company's Board of Directors. The Company's loan agreement with a bank prohibits the declaration of dividends without the bank's consent.

  1997*                            High                         Low
1st Quarter                       10 3/4                        7 1/4
2nd Quarter                       17 5/8                        9
3rd Quarter                       18 1/2                       14
4th Quarter                       19                           14 1/2

   1996*                           High                         Low
1st Quarter                        7                           5 1/4
2nd Quarter                       10 1/2                       5 1/2
3rd Quarter                        9 1/4                       6 3/4
4th Quarter                        9 3/8                       6

   1995*                           High                         Low
1st Quarter                       9                           6 5/8
2nd Quarter                       8 3/8                       5 3/4
3rd Quarter                       7 1/4                       5 3/4
4th Quarter                       7 1/8                       5 1/2

* Adjusted to reflect 2 for 1 stock split in the third quarter of fiscal 1997.

HEADQUARTERS
2229 Main Street, Concord, Massachusetts 01742

CORPORATE DIRECTORY

BOARD OF DIRECTORS

George J. Matthews, CHAIRMAN
Wilson B. Tuffin, VICE CHAIRMAN
Robert E. Quinn, PRESIDENT
Frank H. Brenton, CHAIRMAN MARSHALL'S INCORPORATED, RETIRED
Kenneth A. Smith, PROFESSOR OF CHEMICAL ENGINEERING
MASSACHUSETTS INSTITUTE OF TECHNOLOGY

EXECUTIVE OFFICERS AND CORPORATE STAFF
George J. Matthews, CHAIRMAN OF THE BOARD OF DIRECTORS, CEO AND TREASURER Wilson B. Tuffin, VICE CHAIRMAN OF THE BOARD OF DIRECTORS
Robert E. Quinn, PRESIDENT
Kevin R. Raftery, PRESIDENT STARMET COMCAST & AEROCAST
Douglas F. Grotheer, PRESIDENT STARMET CMI
William T. Nachtrab, VICE  PRESIDENT,
TECHNOLOGY & ENGINEERING
James M. Spiezio, VICE PRESIDENT, FINANCE AND ADMINISTRATION
Bruce E. Zukauskas, VICE PRESIDENT, OPERATIONS
James H. Scarboro, VICE PRESIDENT , MARKETING
Frank J. Vumbaco, VICE PRESIDENT, HEALTH/SAFETY
AND CORPORATE COMMUNICATIONS
Thomas A. Wooters, CLERK
Rebecca L. Perry, CONTROLLER

STARMET CMI
Highway 80, Barnwell, South Carolina 29812

TRANSFER AGENT AND REGISTRAR
State Street Bank & Trust Company
225 Franklin Street, Boston, Massachusetts 02110

AUDITORS
Arthur Andersen LLP
225 Franklin Street, Boston, Massachusetts 02110

ANNUAL MEETING

The annual meeting of stockholders will be held on March 18, 1998 at 10:00 A.M. at the offices of State Street Bank & Trust Company,
225 Franklin Street, Boston, Massachusetts 02110.

FORM 10-K

The Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission will be provided without charge to shareholders on written request. Request should be directed to the Vice President, Finance and Administration, Starmet Corporation, 2229 Main Street, Concord, Massachusetts 01742.

                           Starmet Corporation
              2229 Main St., Concord, Massachusetts 01742
             Telephone (978) 369-5110 -  Fax (978) 369-4045
                  Internet address   www.starmet.com