Form 10-K/A, Exhibit 13
period 1997-09-30
STARMET CORP
filed 1998-01-28
CIK 276331

FINANCIAL HIGHLIGHTS                          1997           1996               OUR BUSINESS
----------------------------------------  -------------  -------------  -----------------------------
Net Sales...............................  $  28,062,000  $  28,694,000  Starmet Corporation
Net Income (loss).......................  $   1,482,000  $  (3,037,000) develops & manufactures
Earnings (loss) per share...............  $        0.30  $       (0.64) a variety of advanced
Weighted Average Number of Shares of                                    metal products serving a
  Common Stock Outstanding..............      4,973,870      4,778,928  diverse customer base.
Number of Employees at Year-end.........            235            190
Total Assets............................  $  34,704,000  $  35,118,000
Working Capital.........................  $  10,743,000  $   9,249,000
Stockholders' Equity....................  $  26,096,000  $  24,370,000

CONTENTS
------------------------------------------------------------------
President's Letter................................................   1
Market Profile....................................................   4
Selected Financial Data...........................................  16
Management's Discussion and Analysis of Operations................  18
Consolidated Balance Sheets.......................................  23
Consolidated Statements of Operations.............................  24
Consolidated Statements of Stockholders' Equity...................  25
Consolidated Statements of Cash Flows.............................  26
Notes to Consolidated Financial Statements........................  27
Report of Independent Public Accountants..........................  48
Corporate Directory

PRESIDENT'S LETTER

Dear Stockholder:



    Fiscal 1997 was a good year for Starmet Corporation (formerly Nuclear Metals, Inc.). While sales revenues were essentially level with Fiscal 1996, net income of $1.5 Million in Fiscal 1997 compared favorably with a $3.1 million loss in the prior year. In November 1997 Starmet CMI, our wholly owned subsidiary, announced new orders and options valued at $5.5 million for work to be performed in Fiscal 1998 with revenues beginning in the second quarter. This unique facility for uranium conversion had been without a major customer since the fourth quarter of Fiscal 1996, resulting in negative cash flow during this period. The new orders to restart our uranium conversion process and further expand our Department of Energy licensed DUCRETE-TM-stabilization technology should result in Starmet CMI returning to revenue growth.


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

STARMET CMI & NMI

    The company's uranium processing technology, used primarily for shielding applications and feed rod for advanced laser enrichment, is the foundation of the new Starmet CMI and NMI subsidiaries. Restart of our uranium hexafluoride (UF(6)) conversion process beginning in the second quarter of Fiscal 1998 will dramatically improve plant utilization and is expected to provide the basis for profitability for Starmet CMI. Growing customer acceptance of DUCRETE-TM- as a commercially viable stabilization technology with beneficial reuse of the depleted uranium as a shielding material for high level wastes should result over the longer term in significant new business from the Department of Energy and commercial power companies.

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

STARMET AEROCAST & COMCAST

    Over the past six years, ongoing development efforts on our patented Beralcast-Registered Trademark- technology for producing lightweight, precision castings for aerospace applications have resulted in a significant cost reduction using present equipment; and installation of automated production equipment will result in further cost reductions that are expected to be significant. This has significantly improved this exciting material's economic viability in numerous applications. Our Beralcast-Registered Trademark- hardware is now in demonstration and prototype manufacture on its way to production for several new aerospace programs. Having our patented alloys selected and proven as a reliable "bill of material" on specific military programs is of the utmost importance and a good indicator of future performance.

    Commercial applications for Beralcast-Registered Trademark- components have a much faster but shorter product life cycle. Commercial applications require materials that are cost effective and are reliably manufactured. New computer disc drive armatures designed in Beralcast-Registered Trademark- now are being evaluated by four leading disc drive manufacturers. In commercial applications, the ramp from demonstration quantities to production quantities is generally only 18 months vs. 10 years for most military application. Now that substantial manufacturing cost savings have been demonstrated by aerospace applications we are rapidly approaching sizable production opportunities for several commercial applications.

COMMITMENT TO QUALITY

    During Fiscal 1997 the company became the first small business in the United States to qualify for the U. S. Army's highest Quality Certification. This ISO 9002 based quality system which the Army has called its Contractor Performance Certification Program required a two and a half year total company effort. Broad-based employee teams have worked together to improve and document processes and procedures and then to develop charts and graphs to monitor ongoing performance. Extensive employee participation in the measurement and review process has been essential to our success. This never-ending process has a single goal of continuously increasing customer satisfaction. In addition to receiving Army certification, the company has been recommended for ISO 9002 Certification by an international registrar. We expect to receive the formal ISO 9002 certification in early Calendar 1998.

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

    We are committed to following a growth strategy and taking demonstrative actions that will enhance shareholder value.

    Thank you for your continued support and confidence.

   /s/ Robert E. Quinn                             /s/ George J. Matthews
   --------------------------                      -----------------------
   Robert E. Quinn                                 George J. Matthews
   President                                       Chairman of the Board

STARMET

    The ability of a Company to adapt to a changing marketplace while maintaining strong customer relationships defines success. Starmet Corporation's dedication to solving customers' material related issues is the foundation of our ability to adapt and innovate. Our company has been transformed over the past three years from principally a manufacturer of depleted uranium for Government defense applications to a manufacturer offering a broad range of metal products and services. Our capabilities offer product solutions to complex issues in the aerospace, energy, medical, defense, sporting goods, and computer industries. These products range from Beralcast-Registered Trademark- computer disc drive armatures, enabling significantly improved data storage and retrieval, to uranium feed material for the Atomic Vapor Laser Isotope Separation process, the most advanced uranium isotope separation process currently being deployed for nuclear fuel production. Starmet Corporation's primary mission is to support its newly formed business units with research and development, customer and financial support, and operational capabilities consistent with the needs of our customers. The Company's business units include Starmet NMI, Starmet CMI, Starmet Aerocast, Starmet Comcast and Starmet Powders. Starmet Corporate also provides advanced material products and services directly to customers in aerospace-related industries consistent with Nuclear Metals' legacy of advanced metalworking processes.

    STARMET CORPORATION'S DEDICATION TO SOLVING CUSTOMERS' MATERIAL RELATED ISSUES IS THE FOUNDATION OF OUR ABILITY TO ADAPT AND INNOVATE.

SOLUTIONS

STARMET NMI

    "Transition" describes our status in support of the Armed Forces for Depleted Uranium (DU) ammunition. Starmet NMI has provided DU ammunition to all branches of the United States Armed Forces. We are proud of our role in providing our soldiers with the best ammunition in the world. When we were visited by two Desert Storm tank commanders this past year we were told emphatically that lives are saved when our soldiers are able to rely completely on the quality, consistency, and performance of DU ammunition. However, events in the former Soviet Union, combined with the effectiveness of the ammunition deployed in Desert Storm, led the Army to the conclusion that fewer rounds needed to be stockpiled. As we produce 120MM DU rounds for the M1A2 Abrams tank at a tenth of previous rates, the need to transition from the ordnance marketplace to the commercial marketplace is evident. A versatile material, DU is used in commercial applications ranging from shielding devices for the medical industry to counterweight materials in wide body aircraft. While facilities in Concord, MA previously used for DU penetrator manufacture are being cleaned and readied for production expansion of our patented Beryllium Aluminum alloy, Beralcast-Registered Trademark-, Starmet will continue to support the Army's DU ammunition needs with consolidation of facilities and technical expertise to CMI in Barnwell, SC.

STARMET CMI

    Novel technologies for difficult issues are the trademark of this unique business unit of Starmet. CMI is the only fully integrated DU processing facility in the United States. Customer needs for uranium and related materials are served by utilizing our patented technologies and a team of engineering specialists. Whether it involves transforming radioactive scrap metals into useable shielding products, refurbishing commercial and military aircraft counterweights, or producing feed materials for the Atomic Vapor Laser Isotope Separation process, CMI brings value to customers through technical excellence and proven technologies. The answer to the question of how to manage the growing inventory of uranium hexafluoride may be found in DUCRETE-TM- shielding, a patented form of ultra dense concrete using uranium oxide briquettes as aggregate in concrete. We have formed a partnership which ensures exclusive rights to DUCRETE-TM- shielding containers and barriers for use by nuclear utilities for mandated above-ground storage of spent fuel. Respect for the environment, innovative technologies, a skilled workforce and room to grow on 340 acres in South Carolina position CMI for success in the future.

    CMI BRINGS VALUE TO CUSTOMERS THROUGH TECHNICAL EXCELLENCE AND PROVEN TECHNOLOGIES

STARMET AEROCAST

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

    INVESTMENT CASTINGS ARE DESIGNED TO MEET VOLUME DEMAND AT A COMPETITIVE AFFORDABLE PRICE FOR THE CUSTOMER

STARMET COMCAST

    Cost-effective, light, durable, and flexible are words that can be used to describe Beralcast -Registered Trademark-'s advantageous use for aerospace components. The commercial marketplace is equally demanding of such qualities in engineering materials. Where production of commercial products advance at dizzying rates, engineers are increasingly pressured to design with smaller and lighter components manufactured by innovative suppliers. Today's premium golf club heads are investment cast or forged from Titanium and its alloys. Titanium is twice the density of Beralcast -Registered Trademark- and offers less flexibility in its manufacture. Some golfers tell us Beralcast -Registered Trademark- is the Titanium of the future. In the computer hardware market Beralcast -Registered Trademark- offers significantly better performance characteristics than conventional materials. For example, Beralcast -Registered Trademark- will allow a vast increase in the data storage capacity and retrieval of tomorrow's computer disc drives. Prototypes using Starmet's Beralcast -Registered Trademark- are currently being qualified for this use. Other commercial applications for this material include those where a small premium can be paid for significantly enhanced performance and design flexibility.

    Imagine using Beralcast -Registered Trademark- instead of aluminum to enhance high speed assembly and inspection devices where Beralcast -Registered Trademark-'s vibration damping qualities can result in a five to ten fold performance improvement.

VISION

STARMET POWDERS

    Metal powders can be used effectively in a variety of applications where exacting sizes, shapes, and cleanliness are important. Clean cobalt chrome and titanium powders, made by our patented Plasma Rotating Electrode Process (PREP -TM-), are used in medical implants to effectively bond prosthetic devices to bone and tissue. Uniform steel powders are used not only in photocopiers and sophisticated rapid prototyping applications, but in magnetic paint for children's books, wallpaper, and toys. Materials that are difficult to fabricate from castings or forgings are candidates for a powder metallurgy approach. Oftentimes castings are converted to powders, which are in turn, reconsolidated into semi-finished components with improved mechanical properties. Fine titanium powders consolidated into semi-finished components represent tomorrow's challenge for advanced metal powder-making technologies at Starmet Powders. Combining a solid reputation for ultra-clean powder processing techniques with new and dedicated engineering resources, opens a world of possibilities for creating products. We have realized that such possibilities exist even more clearly when we combine our resources with other innovative companies whose enthusiasm for producing high value powder metallurgy products matches our own. We have a vision that includes consolidation of fine powders into complex shapes.

         COMBINING A SOLID REPUTATION FOR ULTRA-CLEAN POWDER PROCESSING
                 TECHNIQUES WITH NEW AND DEDICATED ENGINEERING
        RESOURCES, OPENS A WORLD OF POSSIBILITIES FOR CREATING PRODUCTS

                            SELECTED FINANCIAL DATA
               (NOT COVERED BY REPORT OF INDEPENDENT ACCOUNTANTS)
        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF EMPLOYEES)


OPERATING RESULTS FOR THE YEAR                                 1997       1996       1995       1994       1993
-----------------------------------------------------------  ---------  ---------  ---------  ---------  ---------
Net Sales and Contract Revenues............................  $  28,062  $  28,694  $  18,784  $  19,004  $  17,019
Cost and Expenses..........................................     26,251     31,254     20,708     29,958     27,515
Operating Income (Loss)....................................      1,811     (2,560)    (1,924)   (10,954)   (10,496)
Other Income (Expense), Net................................       (298)      (476)      (118)      (430)      (557)
Income (Loss) Before Taxes.................................      1,513     (3,036)    (2,042)   (11,384)   (11,053)
Provision (Benefit) for Income Taxes.......................         31          1     (1,967)    (1,188)    (3,746)
Extraordinary Gain.........................................     --         --            585     --         --
Cumulative Change in Accounting Principle..................     --         --         --         --          1,100
Net Income (Loss)..........................................      1,482     (3,037)       510    (10,196)    (6,207)
Earnings (Loss) per Share*.................................       0.30      (0.64)      0.11      (2.22)     (1.35)
Capital Expenditures, Net..................................      1,788      1,449        777        709      1,265
Research and Development...................................      1,309        876        439        575      1,031

FINANCIAL POSITION AT YEAR-END

Stockholders' Equity.......................................     26,096     24,370     27,245     26,252     36,371
Share Outstanding*.........................................      4,784      4,782      4,776      4,614      4,590
Net Book Value per Common Share Outstanding*...............       5.45       5.10       5.70       5.69       7.92
Dividends Paid.............................................     --         --         --         --            459
Dividend per Share*........................................     --         --         --         --           0.13
Total Assets...............................................     34,704     35,118     40,886     40,542     57,223
Working Capital............................................     10,743      9,249     15,866     17,477     24,532
Long-term Debt net of Unamortized Discount (including
  current installments)....................................      3,363      1,874      4,480      4,859      8,986

OTHER DATA

Weighted Average Number of Shares of Common Stock
  Outstanding*.............................................      4,959      4,779      4,706      4,600      4,590
Backlog (at Year-end)......................................     27,654     23,248     30,709     14,512      8,285
Number of Employees (at Year-end)..........................        235        190        200        189        169

------------------------

*   ADJUSTED TO REFLECT TWO FOR ONE STOCK SPLIT IN 1997


                                                                 1992       1991       1990       1989      1988
OPERATING RESULTS FOR THE YEAR                                ---------  ---------  ---------  ---------  ---------
-----------------------------------------------------------
Net Sales and Contract Revenues............................   $  42,083  $  48,250  $  47,662  $  49,760  $  45,714
Cost and Expenses..........................................      39,791     44,930     44,734     45,350     42,378
Operating Income (Loss)....................................       2,292      3,320      2,928      4,410      3,336
Other Income (Expense), Net................................        (745)    (1,029)    (1,706)    (1,191)    (1,182)
Income (Loss) Before Taxes.................................       1,547      2,291      1,222      3,219      2,154
Provision (Benefit) for Income Taxes.......................         626        871        489        972        506
Extraordinary Gain.........................................           -     --         --         --         --
Cumulative Change in Accounting Principle..................           -     --         --         --         --
Net Income (Loss)..........................................         921      1,420        733      2,247      1,648
Earnings (Loss) per Share*.................................        0.20       0.30       0.15       0.43       0.31
Capital Expenditures, Net..................................       1,015      1,349      2,270      3,306      2,812
Research and Development...................................       1,233      1,357        685      1,007      1,186

FINANCIAL POSITION AT YEAR-END

Stockholders' Equity.......................................      43,037     42,614     41,756     43,135     41,592
Share Outstanding*.........................................       4,590      4,670      4,768      5,192      5,264
Net Book Value per Common Share Outstanding*...............        9.38       9.13       8.76       8.31       7.90
Dividends Paid.............................................         276        238        251        263     --
Dividend per Share*........................................        0.06       0.05       0.05       0.05     --
Total Assets...............................................      66,391     70,810     73,603     76,520     75,461
Working Capital............................................      32,571     33,034     32,772     35,578     36,231
Long-term Debt net of Unamortized Discount (including
  current installments)....................................      11,372     13,759     16,040     18,405     19,756

OTHER DATA

Weighted Average Number of Shares of Common Stock
  Outstanding*.............................................       4,604      4,738      4,894      5,244      5,354
Backlog (at Year-end)......................................      10,729     10,398     14,758     19,352     16,016
Number of Employees (at Year-end)..........................         231        456        455        574        585

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

    Selling, general and administrative expenses increased by $124,000 to $5,448,000. This increase was primarily due to additional employees required to support the forecasted growth in business. As a percentage of sales, these expenses remained at 19% as compared to the prior year.

    Company-sponsored research and development expenses increased by 49% or $433,000 to $1,309,000 for fiscal 1997. As a percentage of sales, these expenses were 5% as compared to 3% in fiscal 1996.

    Interest and other income/(expense), net, decreased to ($2,000) for the fiscal year as compared to ($89,000) for the prior year. This decrease was mainly from absence in fiscal 1997 of a restructuring fee associated with amendments to the Company's credit facility during the third quarter of fiscal 1996.

             (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS)

    Interest expense decreased by $91,000 to $296,000 as compared to fiscal 1996. This decrease was primarily the result of higher interest rates and fees associated with outstanding debt during fiscal 1996.

IMPACT OF YEAR 2000 ISSUE

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have data-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in simular normal business activities.

    The Company is in the process of installing a new accounting software system. Management believes that subject to successful installation of the new accounting system, the year 2000 issue will not have a material adverse impact to the Company's operations or financial position.

INCOME TAXES

    Income taxes provided during 1997 and 1996 were at effective rates of 2% and 0%, respectively. The 1997 effective rate of 2% differs from the statutory rate of 34% due to a reduction in the valuation allowance associated with the benefit of net operating loss carryforwards.

INFLATION

    Inflation has not had a material impact on the Company's cost of doing business. Management attempts to protect the Company by adjusting prices where market conditions permit and by reviewing and improving production processes where possible. Price escalation clauses also are negotiated into long-term contracts when possible.

LIQUIDITY AND CAPITAL RESOURCES

    During the year ended September 30, 1997, the Company's primary sources of capital have been shareholder notes payable and borrowings through its revolving credit facility with its commercial bank. On August 7, 1997, the Company entered into a Third Amendment to the Credit Agreement dated March 31, 1995, which increased the principal amount of the credit facility from $4.25 million to $6.55 million. The increase in the credit facility was to provide the Company with a letter of credit to satisfy its financial assurance requirements as defined by DHEC in connection with the Company's license to operate in South Carolina.

    On October 1, 1997, the Company amended and restated its Credit Agreement dated March 31, 1995, as amended, with its lender, pursuant to the terms of an Amended and Restated Credit Agreement ("Cedit Agreement" The total amount of the credit thereunder available to the Company remained at $6.55 million, and the Company

             (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS) and all its subsidiaries became borrowers under the Credit Agreement. The Credit Agreement is secured by an Amended and Restated Joint Security Agreement, whereby the Company and its subsidiaries granted to the lender a first priority security interest in all accounts, inventory and general intangibles. The Company is subject to certain operating and financial covenants, including minimum tangible capital, as defined and net income requirements in connection with the credit facility.

    The Company has entered into a First Amendment to Credit Agreement with its lender dated December 9, 1997, which provides for an increase in the credit facility to $8.05 million.

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

    During the quarter ended September 30, 1997, the Company sold $500,000 of subordinated debt, with warrants to purchase common stock, to a shareholder, bringing the principal amount of such subordinated debt to $1,350,500. This additional capital was provided to the Company in support of growth in new product areas. The Company also issued convertible debt in the original principal amount of $900,000 to certain shareholders on December 23, 1997. (See note 6 of the notes to consolidated financial statements for details of the Credit Agreement and subordinated debt issued to certain of the Company's shareholders).

    The Company has outstanding approximately $180,000 in principal amount on industrial revenue bond indebtedness related to the Starmet CMI facility. The Company also has a term note in the amount of $370,000 with Palmetto Federal Savings Bank of South Carolina. This loan is secured by a mortgage on Starmet CMI's South Carolina property. The Company is a guarantor under the Palmetto loan.


              (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS)

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

    During the third quarter of fiscal 1996, the Company reduced its workforce from 55 to 24 employees at the Carolina Metal's (CMI) facility due to reduced production requirements resulting from the completion of a multi-year contract for the manufacture of depleted uranium for a foreign customer and the lack of anticipated new orders. The Company had expected to obtain substantial orders from USEC and the Department of Energy (DoE) in the second half of fiscal 1996. These orders have yet to be materialized and as a result CMI is operating at approximately 40% capacity on a one-shift basis and is expected to do so through most of fiscal 1997. In the fourth quarter of fiscal 1996 the Company established a $2,100,000 reserve for estimated fiscal 1997 losses associated with CMI's current production contracts. The Company is obligated to complete these contracts, which are fixed price. The Company

             (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS) continues to pursue alternate production contracts and believes that significant orders eventually will be received for work at the CMI facility. In the event that the prospects for greater utilization of the CMI facility do not improve, the Company will reevaluate the carrying value of its CMI facility during fiscal 1997, which could result in a further writedown of plant assets.

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

    During fiscal 1995, the Company realized a $585,000 extraordinary gain, net of taxes of $10,000, on the early extinguishment of debt.

               (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS)

                           CONSOLIDATED BALANCE SHEET

ASSETS                                                                  1997        1996
                                                                     ----------  ----------
  CURRENT ASSETS:
    Cash and cash equivalents...................................... $   195,000  $ 1,051,000
    Restricted cash................................................      73,000      250,000
    Accounts receivable, net of allowances for doubtful accounts
      of $421,000 in 1997 and $821,000 in 1996.....................   5,546,000    4,931,000
    Inventories....................................................  11,440,000   12,025,000
    Other current assets...........................................     619,000      376,000
                                                                    -----------  -----------
      Total Current Assets.........................................  17,873,000   18,633,000
                                                                    -----------  -----------
  PROPERTY, PLANT AND EQUIPMENT:
    Land...........................................................   2,124,000    2,178,000
    Buildings......................................................  17,656,000   18,040,000
    Machinery, equipment, and fixtures.............................  18,472,000   26,179,000
    Construction-in-progress.......................................     831,000      583,000
                                                                    -----------  -----------
      Total Property, Plant and Equipment..........................  39,083,000   46,980,000
    Less: Accumulated depreciation.................................  24,036,000   31,834,000
                                                                    -----------  -----------
    Net property, plant, and equipment.............................  15,047,000   15,146,000
  OTHER ASSETS.....................................................   1,784,000    1,339,000
                                                                    -----------  -----------
                                                                    $34,704,000  $35,118,000
                                                                    -----------  -----------
                                                                    -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:
    Current portion of long-term obligations....................... $ 1,885,000  $   510,000
    Accounts payable...............................................   3,123,000    2,143,000
    Accrued payroll and related costs..............................   1,215,000    1,170,000
    Other accrued expenses.........................................     907,000    5,561,000
                                                                    -----------  -----------
      Total Current Liabilities....................................   7,130,000    9,384,000
                                                                    -----------  -----------
  LONG-TERM OBLIGATIONS............................................     430,000      644,000
                                                                    -----------  -----------
  NOTES PAYABLE TO SHAREHOLDERS....................................   1,048,000      720,000
                                                                    -----------  -----------
  STOCKHOLDERS' EQUITY:............................................
    Common stock, par value $.10; authorized--15,000,000 shares;
      issued and outstanding for 1997 and 1996; 4,784,244 shares
      and 4,781,928 shares, respectively...........................     478,000      478,000
    Additional paid-in capital.....................................  14,033,000   14,019,000
    Warrants Issued................................................     360,000      130,000
    Retained earnings..............................................  11,225,000    9,743,000
                                                                    -----------  -----------
      Total Stockholders' Equity...................................  26,096,000   24,370,000
                                                                    -----------  -----------
                                                                    $34,704,000  $35,118,000
                                                                    -----------  -----------
                                                                    -----------  -----------

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                         CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                        1997          1996          1995
                                                                   ------------  ------------  ------------
NET SALES AND CONTRACT REVENUES............................        $ 28,062,000  $ 28,694,000  $ 18,784,000
                                                                   ------------  ------------  ------------
COST AND EXPENSES:
  Cost of sales............................................          19,136,000    25,053,000    15,452,000
  Selling, general, and administrative expenses............           5,448,000     5,324,000     4,817,000
  Research and development expenses........................           1,309,000       876,000       439,000
  Loss on write-off of fixed asset.........................             358,000            --            --
                                                                   ------------  ------------  ------------

                                                                     26,251,000    31,253,000    20,708,000
                                                                   ------------  ------------  ------------

OPERATING INCOME (LOSS)....................................           1,811,000    (2,560,000)   (1,924,000)
INTEREST AND OTHER INCOME (EXPENSE), NET...................              (2,000)      (89,000)      232,000
INTEREST EXPENSE...........................................            (296,000)     (387,000)     (350,000)
                                                                   ------------  ------------  ------------

INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM...           1,513,000    (3,036,000)   (2,042,000)
PROVISION (BENEFIT) FOR INCOME TAXES.......................              31,000         1,000    (1,967,000)
                                                                   ------------  ------------  ------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM....................           1,482,000    (3,037,000)      (75,000)
EXTRAORDINARY GAIN ON EXTINGUISHMENT OF DEBT NET OF TAXES
OF $10,000.................................................                  --            --       585,000
                                                                   ------------  ------------  ------------
NET INCOME (LOSS)..........................................        $  1,482,000  $ (3,037,000) $    510,000
                                                                   ------------  ------------  ------------
                                                                   ------------  ------------  ------------

Per Share Information*
----------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM....................                0.30         (0.64)          (0.02)
EXTRAORDINARY GAIN ON EXTINGUISHMENT OF DEBT NET OF TAXES
OF $10,000.................................................                  --            --            0.12
                                                                   ------------  ------------  --------------
NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE...        $       0.30  $      (0.64) $         0.11
                                                                   ------------  ------------  --------------
                                                                   ------------  ------------  --------------

WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT
SHARES OUTSTANDING..........................................          4,958,870      4,778,928       4,705,512
                                                                   ------------  -------------  --------------
                                                                   ------------  -------------  --------------

DIVIDENDS PER SHARE.........................................      $         --  $          --  $           --
                                                                   ------------  -------------  --------------
                                                                   ------------  -------------  --------------

*Adjusted to reflect 2 for 1 stock split in the 2nd quarter of 1997.



             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                      CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                             Common Stock
                                        ---------------------      Additional
                                          Number           Par       Paid-in                        Retained
                                        of Shares         Value      Capital         Warrants       Earnings             Total
                                        ----------     ----------  -----------       --------     -----------        ------------
Balance at September 30, 1994.........  4,614,928     $  460,000  $13,522,000        $  --        $12,270,000       $ 26,252,000
                                        ----------     ----------  -----------       --------     ------------       ------------
Stock Options Exercised...............    161,000         18,000      465,000           --             --                483,000
Net Income for Year...................       --             --          --              --            510,000            510,000
                                        ----------     ----------  -----------       --------     ------------       ------------
Balance at September 30, 1995.........   4,775,928     $  478,000  $13,987,000       $   --       $ 12,780,000       $ 27,245,000
                                        ----------     ----------  -----------       --------     ------------       ------------

Warrants issued.......................       --             --          --            130,000           --                130,000
Stock Options Exercised...............       6,000          --          32,000           --             --                 32,000
Net Loss for Year.....................       --             --          --               --         (3,037,000)        (3,037,000)
                                        ----------     ----------  -----------       --------     ------------       ------------
Balance at September 30, 1996.........   4,781,928     $  478,000  $14,019,000       $130,000      $ 9,743,000       $ 24,370,000
                                        ----------     ----------  -----------       --------     ------------       ------------


Warrants issued.......................       --             --          --            230,000           --                230,000
Stock Options Exercised...............       2,316          --          14,000           --             --                 14,000
Net Income for Year...................       --             --          --               --          1,482,000          1,482,000
                                        ----------     ----------  -----------       --------     ------------       ------------

Balance at September 30, 1997.........   4,784,244     $  478,000  $14,033,000       $360,000     $ 11,225,000       $ 26,096,000
                                        ----------     ----------  -----------       --------     ------------       ------------
                                        ----------     ----------  -----------       --------     ------------       ------------


           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                    CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    1997          1996            1995
                                                                -----------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..........................................   $ 1,482,000   $(3,037,000)   $   510,000
  Adjustments to reconcile net income to net cash
   provided (used) by operating activities
     Depreciation and amortization...........................     1,588,000     1,493,000      1,339,000
     Loss on write-off of fixed assets.......................       358,000            --             --
     Changes in assets and liabilities, net-
       Decrease (increase) in accounts receivable............      (616,000)     (201,000)       725,000
       Decrease (increase) in inventories....................       585,000     2,099,000     (2,982,000)
       (Decrease) increase in accounts payable and
        accrued expenses.....................................    (3,629,000)    3,358,000      1,387,000
     Gain on sale of building................................            --       (75,000)      (175,000)
     Changes in accrued and deferred taxes...................            --            --         (1,000)
     Changes in other long-term liabilities..................            --      (301,000)      (981,000)
     Other...................................................      (689,000)      440,000       (100,000)
                                                                -----------   -----------    -----------
       Net cash provided (used) by operating activities......      (921,000)    3,776,000       (278,000)
                                                                -----------   -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net..................................    (1,788,000)   (1,449,000)      (777,000)
  Sales of marketable securities, net........................            --       170,000        326,000
  Proceeds from sale of Property, Plant & Equipment..........            --       172,000        487,000
                                                                -----------   -----------    -----------
       Net cash (used) provided by investing activities......    (1,788,000)   (1,107,000)        36,000
                                                                -----------   -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under long-term obligations.............      (545,000)           --             --
  Payments on bank debt......................................    (9,801,000)   (4,856,000)    (4,103,000)
  Proceeds from bank debt....................................    11,508,000     1,530,000      3,725,000
  Proceeds from Notes Payable to Shareholders and Warrants...       500,000       850,000             --
  Proceeds from Stock issuance...............................        14,000        32,000        483,000
                                                                -----------   -----------    -----------
       Net cash (used) provided by financing activities......     1,676,000    (2,444,000)       105,000
                                                                -----------   -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
  Cash and cash equivalents at beginning of year.............    (1,033,000)      225,000       (137,000)
  Cash and cash equivalents at end of year...................     1,301,000     1,076,000      1,213,000
                                                                -----------   -----------    -----------
                                                                $   268,000   $ 1,301,000    $ 1,076,000
                                                                -----------   -----------    -----------
                                                                -----------   -----------    -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid (received) during the year for:
       Interest, net of amounts capitalized..................   $   266,000   $   345,000    $   280,000
       Income tax refunds received...........................   $    14,000   $    11,000    $   978,000

NON-CASH INVESTING & FINANCING ACTIVITIES:
  Capital lease obligations..................................   $        --   $    75,000    $        --


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

                                         1997      1996      1995
                                         ----      ----      ----
Royal Ordnance.........................   19%       11%        -%
United States Enrichment Corp..........   14         5         --
Primex Technologies....................   12        20         8
Lockheed Martin........................    7        16        18
Lockheed Idaho Falls...................    5         4         9

2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Starmet Corporation and its wholly owned subsidiaries: Starmet Powders, LLC, Starmet Aerocast, LLC Starmet Comcast, LLC, Starmet NMI Corporation, Starmet CMI Corporation, Starmet Holdings Corporation and NMI Foreign Sales Corporation. All material intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEARS

    References in these financial statements to 1997, 1996, and 1995 are for the fiscal years ended September 30, 1997, September 30, 1996, and September 30, 1995, respectively. The accompanying financial statements and all share and per share information have been restated to reflect a 2 for 1 stock split effective in April 1997.

REVENUE RECOGNITION


    Revenues are recorded when products are shipped, except for revenues on long- term contracts, which are recorded on the percentage-of-completion method. The percentage-of-completion method is used for research and development contracts and for production contracts, which require significant amounts of initial engineering and development costs. The percentage-of-completion is determined by relating the actual number of contract units completed to date to the total units to be completed under the respective contract or by relating total costs incurred to total estimated cost at completion. When the estimated total costs on a contract indicates a loss, the Company's policy is to record the entire loss currently. Performance incentives and penalties incorporated in certain government contracts are recognized when incentives are earned or awarded or when penalties are incurred or assessed. Contract revenues include fees resulting from facilitization contracts with the U. S. Army (contracts to establish production capacity through the purchase and installation of equipment to be owned by the U.S. Army). Costs associated with these contracts, exclusive of the costs to purchase the equipment ($0 in 1997, 1996 and in 1995) are included in cost of sales. The consolidated balance sheets do not include the cost of this U.S. Army-owned equipment.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents are recorded at cost, which approximates market value. Cash equivalents include certificates of deposit with a maturity of one year or less.

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

Buildings..................................................  20--30 years
Machinery, equipment, and fixtures.........................  3--10 years

    Maintenance and repairs are charged to operations as incurred; renewals and betterments are capitalized. When property, plant, and equipment are sold, retired or disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

    In Fiscal 1997, the Company adopted the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed of." This statement requires a review of impairment for long-lived assets and certain identifiable intangibles to be held and used by an entity whether events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows to result from the use and eventual disposition of the asset is less than the carrying amount

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED of the asset. The amount by which the carrying amount of the asset exceeds the fair value less costs to sell, is an impairment loss. The effect of adopting this statement was not material to the Company's financial position or results of operation.

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

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

NEW ACCOUNTING STANDARDS

    In March 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share," which establishes standards for computing and presenting earnings per share for entities with publicly held common stock or potential common stock. SFAS No. 128 is effective for periods ending after December 15, 1997 and early adoption is not permitted. SFAS No. 128 replaces primary earnings per share with "basic earnings per common share." Basic earnings per common share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. No dilution for any potentially dilutive securities is included. In addition, SFAS No. 128 replaces fully diluted earnings per common share with "diluted earnings per common share." Dilution for options and warrants under SFAS No. 128 is computed using the average share price of the Company's common stock for the period, rather than the more dilutive greater than average share price or end-of-period share price required by APB No. 15. For fiscal years 1997, 1996, and 1995 there would be no material change from primary and fully diluted earnings per common share to basic and diluted earnings per share under SFAS No. 128.

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

DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist mainly of cash and cash equivalents, restricted cash, accounts receivable, notes receivable from officers, accounts payable and notes payable. The carrying amounts of the Company's cash and equivalents, restricted cash accounts receivable, notes receivable from officers and accounts payable approximate their fair value due to the short-term nature of these instruments. The carrying value of the notes payable also approximates the fair value, based on rates available to the Company for debt with similar terms and remaining maturities.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

3. OTHER ACCRUED EXPENSES

    Accrued expenses consist of the following
    at September 30, 1997 and 1996
                                                      1997             1996
                                                    --------        ----------
    Waste burial cost............................   $404,000        $2,884,000
    Estimated loss on contracts..................      --            2,100,000
    Other........................................    503,000           577,000
                                                    --------        ----------
                                                    $907,000        $5,561,000
                                                    --------        ----------
                                                    --------        ----------

    During 1997, the Company reduced certain accruals by $1,750,000 for site remediation and waste burial costs which were deemed no longer necessary.

4. ACCOUNTS RECEIVABLE

    The following is an analysis of accounts receivable
    (net of allowances for doubtful accounts):
                                                       1997           1996
                                                    ----------      ----------
    Accounts receivable..........................   $5,460,000      $3,479,000
    Unbilled Receivables and Retainages due
     upon completion of contracts................       86,000       1,452,000
                                                    ----------      ----------
                                                    $5,546,000      $4,931,000
                                                    ----------      ----------

5. INVENTORIES

    Inventories (net of reserves) at September 30, 1997,
    and September 30, 1996, were as follows:
                                                       1997           1996
                                                    -----------    -----------
    Work-in-process..............................   $ 2,511,000    $   805,000
    Raw materials................................     8,271,000     10,512,000
    Spare parts..................................       658,000        708,000
                                                    -----------    -----------
                                                    $11,440,000    $12,025,000
                                                    -----------    -----------

    As of September 30, 1997, approximately $6.9 million of the Company's inventory consists of Depleted Uranium (DU) in various stages of production. This amount consists of both value-added costs to government owned material, ($3.6 million), which is used for U.S. Military contracts and for material which the Company has acquired from other sources, ($3.3 million). During fiscal 1995 the U.S. Army notified the Company that the Army would provide the DU for production for the most recent penetrator contract. Management strongly believes that the Army is responsible to compensate the Company for the value- added costs of this material and that at a minimum the Army would allow the Company to use this material for non U.S. military contracts at no additional cost to the Company. Management is pursuing several Department of Energy programs that would require more DU over the next several years than the Company currently has on hand. Management believes that the carrying cost of the inventory on hand will be fully realizable through these possible programs or from its ongoing usage for U.S. and foreign military procurements, however it is uncertain how much of the inventory balance will be utilized in fiscal 1998. During 1997, the Company reduced inventory reserves by approximately $1,000,000 which were deemed no longer necessary.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

6. LONG-TERM OBLIGATIONS AND NOTES PAYABLE

    Long-term obligation notes payable of the Company at September 30, 1997, and September 30, 1996, are as follows:


                                                                       1997           1996
                                                                   -----------    -----------
Term Credit, interest rate of prime plus 0.5%
  due in monthly principal payments through 1996. . . . . . . .    $   --         $  133,000
Line of Credit, interest rate of prime plus 0.5%
  (9.0% at September 30, 1997). . . . . . . . . . . . . . . . .     1,706,000          --
Industrial Development Revenue Notes, variable
  interest rates (5.6524% at September 30, 1997)
  due in quarterly principal payments through 2000. . . . . . .       180,000        492,000
Notes payable to Shareholders interest
  only payments of 10% until maturity . . . . . . . . . . . . .     1,350,000        850,000
Note Payable, monthly interest and principal payments
  through November 2000, interest rate of 10.25%. . . . . . . .       370,000        457,000
Capital Leases. . . . . . . . . . . . . . . . . . . . . . . . .        59,000         72,000
                                                                   ----------     ----------
                                                                   $3,665,000     $2,004,000
Less Unamortized discount on Shareholder Debentures . . . . . .       302,000        130,000
Less Current portion of long-term obligations . . . . . . . . .     1,885,000        510,000
                                                                   ----------     ----------
Total Long-Term obligations and Shareholder Debentures. . . . .    $1,478,000     $1,364,000
                                                                   ----------     ----------
                                                                   ----------     ----------

CREDIT FACILITY

    On August 7, 1997 the Company and it's commercial bank, State Street Bank & Trust Company signed the Third Amendment to their credit agreement dated March 31, 1995 (as amended, the "Credit Agreement"). The Third Amendment increases the Company's credit facilities from $4.25 million to $6.55 million, with a maturity date of February 28, 1998. The $6.55 million consists of $3.55 million of letters of credit and $3.0 million credit line for working capital. Borrowings under the Credit Agreement bear interest at the prime rate plus 1/2 of 1%. The Company also pays a fee of 1/2 of 1% on the unused portion of the credit facilities.

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

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

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

    As of September 30, 1997, and December 29, 1997 $1.7 million and $4.5 million were outstanding under the line of credit, respectfully. The Company had $3.55 million letters of credit outstanding, at December 29, 1997.

NOTES PAYABLE TO SHAREHOLDERS

    On January 10, 1996, the Company issued $500,500 in principle amount of its 10% Convertible Subordinated Debentures, the principle amount of which is convertible at the option of the holder into shares of the Company's Common Stock at the rate of $5.945 per share. The original maturity date of these Debentures, June 10, 1997, has been extended by the holders pursuant to certain letter agreements until December 10, 1998. These Debentures were issued to persons who are significant shareholders of the Company or related to such persons.

    On September 16, 1996 the Company issued an additional $350,000 in principal amount pursuant to its 10% Subordinated Debentures due December 10, 1998 which were issued to certain sig-

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED nificant shareholders of the Company. In consideration for the Debentures, the holders were issued three-year warrants to purchase an aggregate of 42,000 shares of common stock at an exercise price of $7.50 per share, subject to antidilution adjustments.


    On September 22, 1997 the Company issued an additional $500,000 in principal amount pursuant to its 10% Subordinated Debentures due December 10, 2000 which were issued to a shareholder of the Company. In consideration for the Debentures, the holder was issued three-year warrants to purchase an aggregate of 60,000 shares of common stock at an exercise price of $17.875 per share, subject to antidilution adjustments.


    On December 23, 1997 the Company issued an additional $950,000 in principle amount pursuant to its 10% Convertible Subordinated Notes due December 31, 1999 which were issued to certain significant shareholders of the Company. The principle amount of the Notes are convertible at the option of the holder into shares of the Company's Common Stock at the rate of $21.50 per share

THE INDUSTRIAL REVENUE BONDS

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

    Maturities of long term obligations subsequent to September 30, 1997 are:
1998--$1,885,000, 1999--$1,052,000; 2000--$655,000; thereafter $73,000.

7. INCOME TAXES

    The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate due to the following:


                                                                      1997        1996      1995
                                                                     ------      -----     ------
Statutory rate. . . . . . . . . . . . . . . . . . . . . . . . . .     34.0%      (34.0)%   (34.0)%
Increase (reduction) in taxes resulting from:
  State taxes, net of federal effect. . . . . . . . . . . . . . .      6.0        (6.0)     (6.0)
  Valuation allowance . . . . . . . . . . . . . . . . . . . . . .    (38.0)       40.0      (2.0)
  Tax reserves no longer required . . . . . . . . . . . . . . . .      --          --      (48.0)
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      --          --       (6.0)
                                                                     -----       -----     -----
                                                                       2.0%        -- %    (96.0)%
                                                                     -----       -----     -----
                                                                     -----       -----     -----


           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    As of September 1997, the Company has a federal net operating loss carryforward of approximately $11.1 million of which $3.2 million expires in 2009 and $1.8 million expires in 2010, $3.0 million expires in 2011, and $3.1 million in 2012. State net operating loss carry forwards of approximately $20.2 million, will expire between 1999 through 2009. These net operating loss carryforwards are fully reserved by valuation allowances due to uncertainty regarding their realizability.

    The components of the provision (benefit) for income taxes are as follows:

                                                                             1997          1996          1995
                                                                         -------------  -----------  -------------
Current (Benefit) Provision:
  Federal..............................................................  $    (961,000) $  (363,000) $    (766,000)
  State................................................................       (299,000)    (112,000)      (135,000)
  Valuation allowance..................................................      1,260,000      475,000        901,000
                                                                         -------------  -----------  -------------
    Total current (Benefit) Provision..................................  $          --  $        --  $          --
                                                                         -------------  -----------  -------------
                                                                         -------------  -----------  -------------
Deferred (Benefit) Provision:
  Federal..............................................................  $  (1,310,000) $  (592,000) $  (1,819,000)
  State................................................................       (451,000)    (183,000)      (148,000)
  Valuation Allowance..................................................      1,792,000      776,000             --
                                                                         -------------  -----------  -------------
     Total deferred (Benefit) Provision:...............................         31,000        1,000     (1,967,000)
                                                                         -------------  -----------  -------------
     Total (Benefit) Provision:........................................  $      31,000        1,000     (1,967,000)
                                                                         -------------  -----------  -------------
                                                                         -------------  -----------  -------------


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

    The Company has provided a full valuation allowance on the net deferred tax assets as of September 30, 1997, and 1996. The Company's alternative minimum tax credit has an unlimited life. The tax effects of significant items making up the deferred tax liabilities and deferred tax assets, as of the end of the 1997 and 1996 fiscal years are as follows:


                                                                                          1997           1996
                                                                                      -------------  -------------
Assets:
  Reserves not currently deductable for tax purpose.................................  $   1,665,000  $   2,475,000
  Accrued employee health benefits..................................................         36,000         38,000
  Federal operating loss carryforward...............................................      3,344,000      1,850,000
  State operating loss carryforwards and other assets...............................      1,903,000      1,438,000
  Other.............................................................................        460,000      1,867,000
  Valuation allowance...............................................................     (4,082,000)    (4,653,000)
                                                                                      -------------  -------------
    Total deferred tax assets.......................................................      3,326,000      3,015,000
    Alternative minimum tax credit..................................................        407,000        407,000
                                                                                      -------------  -------------
                                                                                      $   3,733,000  $   3,422,000
                                                                                      -------------  -------------
                                                                                      -------------  -------------
Liabilities:
  Fixed asset basis difference......................................................  $   2,422,000  $   2,549,000
  Employee benefits.................................................................        813,000        715,000
  Other                                                                                     498,000        158,000
                                                                                      -------------  -------------
                                                                                      $   3,733,000  $   3,422,000
                                                                                      -------------  -------------
                                                                                      -------------  -------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8. STOCK OPTIONS AND WARRANTS AGREEMENTS

STOCK OPTION PLANS

    A total of 342,680 shares of common stock have been reserved for issuance upon exercise of options issued or issuable pursuant to the Company's stock option plans for employees and directors. The exercise price of options issued or issuable under such plans may not be less than 100% of the fair market value of the shares purchasable on the date of grant of the options. Information concerning options which have been granted under the plans and the exercise prices thereof is set forth below. Those options with an indicated exercise price of $3.32 expire in 2003, those with an exercise price of $6.75, $7.00, or $8.00 expire in 2004, those with an exercise price of $6.13 expire in 2005, those with an exercise price of $7.38 expire in 2006, and those with an exercise price of $15.56 expire in 2007, in each case on the anniversary of the date of the grant.

    Common shares under option are presented:

                                                       1997                           1996                       1995
                                            ----------------------------  ----------------------------   ---------------------

                                                            Weighted                      Weighted                   Range of
                                              Number         Average        Number         Average        Number     Exercise
                                             of Shares   Exercise Price   of Shares   Exercise Price     of Shares    Prices
                                            ----------   ---------------  ----------   ---------------   ---------   ---------
Options outstanding, beginning of year...    211,000          6.20          77,000          6.25         197,800    3.00-8.00
  Exercised..............................     (2,316)         6.13              --            --        (161,000)        3.00
  Granted................................    128,000         11.53         136,000          6.13          50,600    6.75-7.00
  Canceled...............................     (3,334)         6.88          (2,000)         3.32         (10,400)   3.00-3.25
                                           ----------   ---------------  ----------   ---------------   ---------   ---------
Options outstanding, end of year.........    333,350          8.24         211,000          6.20          77,000    3.32-8.00
                                           ----------   ---------------  ----------   ---------------   ---------   ---------
                                           ----------                    ----------                     ---------
Options exercisable......................    205,361                       100,444                        25,719
                                           ----------                    ----------                     ---------
                                           ----------                    ----------                     ---------
Options available for future grants......      9,330
                                           ----------
                                           ----------
Weighted average fair value per share
 of options granted during the year......                     12.25                         12.25

    The following summarizes certain data for options outstanding at September 30, 1997

                                                                                                              Weighted
                                                                                               Weighted        Average
                                                                                 Range of       Average       Remaining
                                                                    Number       Exercise      Exercise      Contractual
                                                                   of Shares      Prices        Prices          Life
                                                                  -----------  -------------  -----------  ---------------
Options outstanding, end of year:...............................      15,000       3.32-4.98        3.32           6.21
                                                                     243,350       4.98-7.47        6.60           8.02
                                                                      10,000      7.47-11.21        8.00           6.79
                                                                      65,000     11.21-15.56       15.56           9.85
                                                                  -----------
                                                                     333,350                        8.24           8.26
                                                                  -----------
                                                                  -----------

Options Exercisable:............................................      15,000       3.32-4.98        3.32
                                                                     158,651       4.98-7.47        6.60
                                                                      10,000      7.47-11.21        8.00
                                                                      21,710     11.21-15.56       15.56
                                                                  -----------
                                                                     205,361
                                                                  -----------
                                                                  -----------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

WARRANT AGREEMENTS

    In consideration of entering into a credit agreement with its lender in January 1996, the Company issued the lender a warrant to purchase 50,000 shares of the Company's common stock for $5.95 per share, which was the approximate market value of the Company's common stock at the date of the transaction. These warrants expire in 2005. The holder of the warrant has the option to exercise a portion of the warrant in a cashless transaction by surrendering the remaining portion of the warrant as defined.

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

PRO FORMA STOCK-BASED COMPENSATION EXPENSE

    In October 1995, FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1997 and 1996 under the Company's stock-based compensation plans been determined based on fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

In thousands except per share amounts

                                                          1997         1996
                                                        ---------    ---------
Net Income (Loss).....................................   $ 1,482     $ (3,037)
  As reported.........................................     1,373       (3,100)
  Pro forma...........................................
Primary/fully diluted earnings per share:
  As reported.........................................   $  0.30     $  (0.64)
  Pro forma...........................................      0.28        (0.65)


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expensed in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore future pro forma compensation expense may be greater as additional options are granted.

    The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates of 6.19% to 6.21% and5.38% to 6.50% for 1997 and 1996, respectively, expected life of 10 years, expected volatility of 51% and 54% for 1997 and 1996, respectively.

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

    The Company's net pension cost for 1997, 1996, and 1995 was $375,000, $281,000, and $165,000, respectively. During 1997, the Company used the weighted average discount rate of 8.0%. Net pension cost for the Company's defined benefit plan included the following components:


                                                                                1997            1996           1995
                                                                              ----------    -----------   -------------
Service cost - benefits earned during the period.......................      $   308,000    $   183,000    $   155,000
Interest cost on projected benefit obligation..........................        1,056,000      1,022,000        954,000
Actual return on plan assets...........................................       (1,570,000)      (932,000)      (985,000)
Net amortization and deferral..........................................          581,000          8,000         41,000
                                                                             ------------    ----------     ----------
Net pension cost.......................................................      $   375,000     $  281,000     $  165,000
                                                                             ------------    ----------     ----------
                                                                             ------------    ----------     ----------
  Assumptions used in determining the plan's funded status:
  Discount rate.......................................................               8.0%           8.0%           8.0%
  Expected rate of increase in compensation levels....................               5.5%           5.5%           5.5%
  Expected long-term rate of return on assets.........................               8.5%           8.5%           8.5%


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    The following table sets forth the plan's funded status as of September 30, 1997, and September 30, 1996:
                                                  1997                 1996
                                           ----------------    ---------------
    Vested benefit obligation............  $   (12,421,000)    $   (11,869,000)
    Accumulated benefit obligation.......      (12,456,000)        (11,884,000)
    Projected benefit obligation.........      (14,164,000)        (13,654,000)
    Plan assets at fair value............       14,418,000          12,517,000
    Funded status........................          254,000          (1,137,000)
    Unrecognized prior service costs.....           89,000              98,000
    Unrecognized net loss................        1,698,000           2,392,000
                                           ----------------    ---------------
    Prepaid pension cost.................   $    2,041,000     $     1,353,000
                                           ----------------    ---------------
                                           ----------------    ---------------

    Plan assets are invested under the provision of a trust agreement with a bank in common trust funds.

10. POST RETIREMENT BENEFITS

    Effective the beginning of fiscal 1994 the Company adopted Statement of Financial Accounting Standards No. 106 ("SFAS 106"), "Employers' Accounting for Post retirement Benefits Other Than Pensions". The statement requires companies to accrue the cost of post retirement health care and life insurance benefits within the employees' active service periods.

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

    For employees who retire after January 1, 1993, the post-retirement benefits do not include health insurance. In addition, the life insurance benefit, up to a maximum of $50,000, is provided for one year after retirement.

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


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    Post retirement benefit expense for fiscal 1997,1996 and 1995 as follows:



                                                                                1997            1996           1995
                                                                              ----------    -----------   -------------
Service cost of benefits earned........................................      $     1,000    $     1,000    $     1,000
Interest cost on liability.............................................           59,000         58,000         57,000
Return on plan assets..................................................          (12,000)       (12,000)       (10,000)
Amortization of transition obligation..................................           24,000         24,000         48,000
                                                                             ------------    ----------     ----------
Net postretirement benefit cost........................................      $    72,000     $   71,000     $   96,000
                                                                             ------------    ----------     ----------
                                                                             ------------    ----------     ----------

    The following table sets forth the Benefit Plan's funded status as of September 30, 1997 and September 30 1996:


                                                                                1997            1996
                                                                            -----------     ------------
Accumulated Post Retirement Benefit obligation..........................    $  (767,000)     $  (758,000)
Plan Asset at Fair Value................................................        401,000          401,000
                                                                            -----------     ------------
Funded Status...........................................................    $  (366,000)     $  (357,000)
Transition obligation...................................................        267,000          266,000
                                                                            -----------     ------------
Accrued Post Retirement Benefit Cost....................................    $   (99,000)     $   (91,000)
                                                                            -----------     ------------

    The following actuarial assumptions were used:


                                                                                1997         1996           1995
                                                                              --------    ----------     ---------
Salary increase..........................................................        5.5%          5.5%          5.5%
Discount rate............................................................        8.0%          8.0%          7.0%
Return on Assets.........................................................        3.0%          3.0%          3.0%
Medical Inflation........................................................        4-9%          4-9%         10.0%



             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

11. COMMITMENTS AND CONTINGENCIES EXPANSION

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

    The Company is required to maintain certain licenses issued by the Massachusetts Department of Public Health ("DPH") and the South Carolina Department of Health and Environmental Control ("DHEC") in order to possess and

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED process depleted uranium materials at its facilities in Massachusetts and South Carolina, respectively. Under applicable licensing regulations pertaining to decommissioning and disposal of certain hazardous materials ("D&D") at licensed sites, the Company submitted to the Nuclear Regulatory Commission ("NRC") and the applicable state agencies a Decommissioning Funding Plan ("DFP") to provide for possible future decommissioning of its facilities. The Concord Facility DFP estimated cost is $11.7 million and the Barnwell Facility DFP estimates is $2.9 million. The Company is required to provide financial assurance for such decommissioning pursuant to applicable regulations. The Company has satisfied these requirements and as a result, the site licenses for both locations have been renewed.

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

    The United States Army, in a memorandum of Decision dated September 13, 1996, determined pursuant to Public Law 85-804, that it should fund remediation of the Concord holding basin site as well as D&D related to the Concord facility, based in part on the Army's determination that the Company's activities are essential to the national defense. The United States Army has issued a fixed price contract, for approximately $6.2 million for remediation of the holding basin and the Company entered into a fixed price contract with a contractor to perform this remediation. This work is expected to continue into the first half of fiscal 1998. The Company's contract with the contractor is fixed price based on a specified volume of waste to be removed from the basin and delivered to a burial site. If the volume of the material removed exceeds the specified level then the Company is

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED obligated to pay an additional fee per cubic yard of excess material removed. Based on the current estimates, management believes that the amount of material to be removed will not exceed the specified amount and that the fixed price contract issued by the United States Army will be adequate to fully fund the remediation of the basin. The Army has provided written assurances (subject to funding appropriations) of its intention to provide funding for D&D costs at the Concord facility in addition to the Basin under future contracts or, in the event that no future contracts were awarded (which the Army has indicated is unlikely in view of its current plans). under an existing contract. D&D costs for the Company's CMI facility are adequately covered by the existing letter of credit, which is currently in place to assure funding for potential D&D obligations to date. The Company has no written assurance that the Army will accept responsibility for the share of the estimated cost of D&D at its South Carolina facility which directly resulted from production work under U.S. government contracts on government supplied materials. However, based on the advice of legal counsel, management believes that the Army is responsible for its estimated share of D&D.

LEGAL PROCEEDINGS

    On December 9, 1997, Brush Wellman, Inc. ("Brush Wellman") filed a patent infringement suit against Starmet Corporation in United States District Court for the District of Massachusetts (Case No. 97-12705-RCO) alleging that the Company is infringing a patent awarded to Brush Wellman for the investment casting of aluminum beryllium alloys. Brush Wellman currently holds U.S. Patent No. 5,642,773 entitled "Aluminum Alloys Containing Beryllium and Investment Casting of Such Alloys." Brush Wellman is seeking an injunction of the Company's alleged patent infringement, monetary damages (including treble damages) and attorney fees. The Company has been advised by patent counsel that Brush Wellman's claims are without merit and that Brush Wellman's patent is invalid. The Company's answer to Brush Wellman's complaint is due December 30, 1997 and the Company intends to challenge the validity of Brush Wellman's patent, deny any patent infringement by the Company and assert counterclaims against Brush Wellman.

12. TRANSACTIONS WITH RELATED PARTIES

    Under the terms of a management agreement, Matthews Associates Limited is entitled to an annual management fee.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    George J. Matthews, Chairman of the Board of Directors, and a significant shareholder, is sole owner of Matthews Associates Limited. These fees, as well as certain expenses of Matthews Associates Limited that were reimbursed by the Company, have been included in selling, general, and administrative expenses. Management fees were $350,000 in 1997, 1996, and 1995. Mr. Matthews does not receive any other salary or fee for services as Chairman of the Board of Directors. Also see Note 6 for Notes Payable to Shareholders.

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

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    Information relating to the Company's operations for the industry segments described above for each of the three years in the period ended September 30 is as follows:


                                            1997         1996          1995

Net Sales and Contract Revenues:
  Uranium Services & Recycle..........  $ 4,965,000   $ 6,189,000   $ 4,969,000
  Specialty Metal Products............   13,170,000    13,730,000    12,102,000
  Depleted Uranium Penetrators........    9,927,000     8,775,000     1,713,000
                                        -----------   -----------   -----------
    Total.............................  $28,062,000   $28,694,000   $18,784,000
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

Operating Income (Loss):
  Uranium Services & Recycle.........   $ 1,195,000   $(2,700,000)  $(996,000)
  Specialty Metal Products...........       391,000     1,432,000    (341,000)
  Depleted Uranium Penetrators.......       575,000      (942,000)   (237,000)
                                        -----------   -----------   -----------
    Subtotal.........................     2,161,000    (2,210,000)  (1,574,000)

General Corporate Expenses...........       350,000       350,000      350,000
                                        -----------   -----------   -----------
Net Operating Income(Loss)...........     1,811,000    (2,560,000)  (1,924,000)
                                        -----------   -----------   -----------
Other Expense, Net...................       298,000       476,000       118,000
                                        -----------   -----------   -----------
Income (Loss) Before Taxes...........   $ 1,513,000   $(3,036,000)  $(2,042,000)
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

Identifiable Assets:
  Uranium Services & Recycle.........   $12,846,000   $13,749,000   $16,609,000
  Specialty Metal Products...........     8,199,000     6,195,000     5,140,000
  Depleted Uranium Penetrators.......     7,691,000     8,441,000    12,158,000
  Corporate..........................     5,968,000     6,733,000     6,979,000
                                        -----------   -----------   -----------
    Total............................   $34,704,000   $35,118,000   $40,886,000
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

Depreciation and Amortization Expenses:
  Uranium Services & Recycle.........   $   492,000   $   430,000   $   404,000
  Specialty Metal Products...........       275,000       291,000       251,000
  Depleted Uranium Penetrators.......       498,000       519,000       443,000
  Corporate..........................       323,000       254,000       241,000
                                        -----------   -----------   -----------
    Total............................   $ 1,588,000   $ 1,494,000   $ 1,339,000
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

Capital Expenditures:
  Uranium Services & Recycle.........   $   627,000   $   379,000   $   325,000
  Specialty Metal Products...........       746,000       436,000        85,000
  Depleted Uranium Penetrators.......         6,000        77,000         6,000
  Corporate..........................       409,000       557,000       361,000
                                        -----------   -----------   -----------
    Total............................   $ 1,788,000   $ 1,449,000   $   777,000
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    The Uranium Services and Recycle segment includes the manufacture of depleted uranium products (non-penetrator) and the recycle of low level radioactive metal. The Specialty Metal Products segment includes a large assortment of metal products fabricated using foundry, extrusion, and machining capabilities including commercial depleted uranium products and involves the production and sale of various metal powders manufactured by the Company's patented Rotating Electrode Process. Operations in the Depleted Uranium Penetrator industry segment include the production of various penetrators (a component of armor-piercing ammunition used in certain U.S. military gun systems) which are sold to a department of the U.S. Department of Defense (DOD), to prime contractors manufacturing such ammunition for the DOD or to foreign military operations. Revenues derived from contract research and development activities have been included in the above segments based on the nature of the product.

    Net sales and contract revenues by industry segment include sales to unaffiliated customers (intersegment sales are not significant). A significant portion of the Company's revenues has been derived from five major customers (see Note 1). Sales to United States Enrichment Corporation are included in the Uranium Services & Recycle industry segment. Sales to Royal Ordnance and Primex Technologies are included in the depleted Uranium Penetrators industry segment. Sales to Lockheed Martin and Lockheed Idaho Falls are included in the Speciality Metal Products industry segment.

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

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

15. QUARTERLY RESULTS (UNAUDITED)

    Financial results by quarter for 1997, 1996 and 1995 are summarized below

                                      First            Second           Third           Fourth
                                     Quarter           Quarter         Quarter          Quarter
                                   ---------          ----------      --------         ----------
1997
Net Sales.......................     $ 7,271          $ 5,342          $ 7,013         $ 8,436
Operating Income (Loss).........         566              173              399             673
Net Income (Loss)...............         509              109              293             571
Net Income (Loss) per share.....        0.10             0.02             0.06            0.12

1996
Net Sales.......................     $ 6,671          $10,021          $ 6,434           5,568
Operating Income (Loss).........         198              287              523          (3,568)
Net Income (Loss)...............         109              238              249          (3,633)
Net Income (Loss) per share.....        0.02             0.05             0.05           (0.76)

1995
Net Sales.......................     $ 5,626          $ 4,213          $ 3,753         $ 5,191
Operating Income (Loss).........         220           (1,355)              45            (834)
Income (Loss) before
  extraordinary item............         121             (300)              39              65
Extraordinary gain on
  extinguishment of debt........          --              585               --              --
Net Income......................         121              285               39              65
Per share amounts:
Income (Loss) before
  extraordinary item............        0.03            (0.06)            0.01            0.01
Extraordinary gain on
  extinguishment of debt........          --             0.12               --              --
Net Income per share............        0.03             0.06             0.01            0.01


    During 1997 the Company reduced certain accruals by $1,750,000 for site remediation and waste burial costs, $670,000 in the second quarter and $1,080,000 in the fourth quarter. Also during 1997 the Company had reduced inventory reserves by $1,000,000, $90,000 in the first quarter, $650,000 in the second quarter and $260,000 in the fourth quarter.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF STARMET CORPORATION :

    We have audited the accompanying consolidated balance sheets of Starmet Corporation (formerly know as Nuclear Metals, Inc.) (a Massachusetts corporation) and subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

ARTHUR ANDERSEN LLP

Boston, Massachusetts
November 14, 1997
(except with respect to the matters
discussed in Note 6 and 11 as to which
the date is December 29, 1997)

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

    1997*        HIGH        LOW
-------------  ---------  ---------
  1st Quarter     10 3/4      7 1/4
  2nd Quarter     17 5/8      9
  3rd Quarter     18 1/2     14
  4th Quarter     19         14 1/2

    1996*        HIGH        LOW
-------------  ---------  ---------
  1st Quarter      7          5 1/4
  2nd Quarter     10 1/2      5 1/2
  3rd Quarter      9 1/4      6 3/4
  4th Quarter      9 3/8          6

    1995*        HIGH        LOW
-------------  ---------  ---------
  1st Quarter      9          6 5/8
  2nd Quarter      8 3/8      5 3/4
  3rd Quarter      7 1/4      5 3/4
  4th Quarter      7 1/8      5 1/2

------------------------

*Adjusted to reflect 2 for 1 stock split in the third quarter of fiscal 1997.

(CORPORATE)DIRECTORY
BOARD OF DIRECTORS
George J. Matthews, CHAIRMAN
Wilson B. Tuffin, VICE CHAIRMAN
Robert E. Quinn, PRESIDENT
Frank H. Brenton, CHAIRMAN MARSHALL'S INCORPORATED, RETIRED
Kenneth A. Smith, PROFESSOR OF CHEMICAL ENGINEERING
MASSACHUSETTS INSTITUTE OF TECHNOLOGY

EXECUTIVE OFFICERS AND CORPORATE STAFF
George J. Matthews, CHAIRMAN OF THE BOARD OF DIRECTORS,
CEO AND TREASURER
Wilson B. Tuffin, VICE CHAIRMAN OF THE BOARD OF DIRECTORS
Robert E. Quinn, PRESIDENT
Kevin R. Raftery, PRESIDENT STARMET COMCAST & AEROCAST
Douglas F. Grotheer, PRESIDENT STARMET CMI
William T. Nachtrab, VICE PRESIDENT, TECHNOLOGY & ENGINEERING
James M. Spiezio, VICE PRESIDENT, FINANCE AND ADMINISTRATION
Bruce E. Zukauskas, VICE PRESIDENT, OPERATIONS
James H. Scarboro, VICE PRESIDENT, MARKETING
Frank J. Vumbaco, VICE PRESIDENT, HEALTH/SAFETY AND CORPORATE COMMUNICATIONS Thomas A. Wooters, CLERK
Rebecca L. Perry, CONTROLLER