Form 10-K/A, Exhibit 13
period 1997-09-30
STARMET CORP
filed 1998-08-11
CIK 276331

FINANCIAL HIGHLIGHTS                          1997*          1996*               OUR BUSINESS
----------------------------------------  -------------  -------------  -----------------------------
                                          (as restated)  (as restated)
Net Sales...............................  $  28,062,000  $  28,694,000  Starmet Corporation
Net Income (loss).......................  $     482,000  $  (2,387,000) develops & manufactures
Earnings (loss) per share...............  $        0.10  $       (0.50) a variety of advanced
Weighted Average Number of Shares of                                    metal products serving a
  Common Stock Outstanding..............      4,783,000      4,779,000  diverse customer base.
Number of Employees at Year-end.........            235            190
Total Assets............................  $  34,354,000  $  35,768,000
Working Capital.........................  $   4,542,000  $   4,048,000
Stockholders' Equity....................  $  25,746,000  $  25,020,000



CONTENTS
------------------------------------------------------------------
President's Letter................................................   1
Market Profile....................................................   4
Selected Financial Data...........................................  16
Management's Discussion and Analysis of Operations................  18
Consolidated Balance Sheets.......................................  27
Consolidated Statements of Operations.............................  28
Consolidated Statements of Stockholders' Equity...................  29
Consolidated Statements of Cash Flows.............................  30
Notes to Consolidated Financial Statements........................  31
Report of Independent Public Accountants..........................  52
Corporate Directory


* See Note 1 of Notes to Consolidated Financial Statements

PRESIDENT'S LETTER

Dear Stockholder:



    Fiscal 1997 was a good year for Starmet Corporation (formerly Nuclear Metals, Inc.). While sales revenues were essentially level with Fiscal 1996, net income of $0.5 Million in Fiscal 1997 compared favorably with a $2.4 million loss in the prior year. In November 1997 Starmet CMI, our wholly owned subsidiary, announced new orders and options valued at $5.5 million for work to be performed in Fiscal 1998 with revenues beginning in the second quarter. This unique facility for uranium conversion had been without a major customer since the fourth quarter of Fiscal 1996, resulting in negative cash flow during this period. The new orders to restart our uranium conversion process and further expand our Department of Energy licensed DUCRETE-TM-stabilization technology should result in Starmet CMI returning to revenue growth.


FINANCIAL HIGHLIGHTS

    Revenues in Fiscal 1997 of $28.1 million compared to $28.7 million in Fiscal 1996. Net income of $0.5 million compared favorably to a loss of $2.4 million the prior year. Year-end backlog increased to $27.7 million from $23.3 million the prior year. Capital expenditures of $1.8 million compared to $1.4 million the prior year. Research and development spending of $1.3 million compared to $0.9 million the prior year.


    The Fiscal 1997 year-end balance sheet showed an increase in the current ratio (current assets / current liabilities) to 1.6 : 1 from 1.4 : 1 in the prior year. Our Quick ratio (current assets less inventory / current liabilities) increased to 0.9 : 1 from 0.7 : 1 the prior year. Year-end cash and cash equivalents decreased to $0.27 million from $1.30 million the prior year. Long term debt increased to $3.4 million from $1.9 million in the prior year. State Street Bank & Trust Company, our commercial bank, increased the Company's line of credit to $6.0 million in December 1997.


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

                            SELECTED FINANCIAL DATA
               (NOT COVERED BY REPORT OF INDEPENDENT ACCOUNTANTS)
        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF EMPLOYEES)


OPERATING RESULTS FOR THE YEAR                                   1997**       1996**       1995         1994         1993
-----------------------------------------------------------  -----------  -----------  -----------  -----------  -----------
                                                            (as restated)(as restated)
Net Sales and Contract Revenues............................  $  28,062    $  28,694    $  18,784    $  19,004    $  17,019
Cost and Expenses..........................................     27,251       30,604       20,708       29,958       27,515
Operating Income (Loss)....................................        811       (1,910)      (1,924)     (10,954)     (10,496)
Other Income (Expense), Net................................       (298)        (476)        (118)        (430)        (557)
Income (Loss) Before Taxes.................................        513       (2,386)      (2,042)     (11,384)     (11,053)
Provision (Benefit) for Income Taxes.......................         31            1       (1,967)      (1,188)      (3,746)
Extraordinary Gain.........................................     --           --              585       --           --
Cumulative Change in Accounting Principle..................     --           --           --           --            1,100
Net Income (Loss)..........................................        482       (2,387)         510      (10,196)      (6,207)
Earnings (Loss) per Share*.................................       0.10        (0.50)        0.11        (2.22)       (1.35)
Capital Expenditures, Net..................................      1,788        1,449          777          709        1,265
Research and Development...................................      1,309          876          439          575        1,031

FINANCIAL POSITION AT YEAR-END

Stockholders' Equity.......................................     25,746       25,020       27,245       26,252       36,371
Share Outstanding*.........................................      4,784        4,782        4,776        4,614        4,590
Net Book Value per Common Share Outstanding*...............       5.38         5.23         5.70         5.69         7.92
Dividends Paid.............................................     --           --           --           --              459
Dividend per Share*........................................     --           --           --           --             0.13
Total Assets...............................................     34,354       35,768       40,886       40,542       57,223
Working Capital............................................      4,542        4,048       15,866       17,477       24,532
Long-term Debt net of Unamortized Discount (including
  current installments)....................................      3,363        1,874        4,480        4,859        8,986

OTHER DATA

Weighted Average Number of Shares of Common Stock
  Outstanding*.............................................      4,959        4,779        4,706        4,600      4,590
Backlog (at Year-end)......................................     27,654       23,248       30,709       14,512      8,285
Number of Employees (at Year-end)..........................        235          190          200          189        169

------------------------

*   ADJUSTED TO REFLECT TWO FOR ONE STOCK SPLIT IN 1997
**  See Note 1 of Notes to Consolidated Financial Statements


                                                                 1992       1991       1990       1989      1988
OPERATING RESULTS FOR THE YEAR                                ---------  ---------  ---------  ---------  ---------
-----------------------------------------------------------
Net Sales and Contract Revenues............................   $  42,083  $  48,250  $  47,662  $  49,760  $  45,714
Cost and Expenses..........................................      39,791     44,930     44,734     45,350     42,378
Operating Income (Loss)....................................       2,292      3,320      2,928      4,410      3,336
Other Income (Expense), Net................................        (745)    (1,029)    (1,706)    (1,191)    (1,182)
Income (Loss) Before Taxes.................................       1,547      2,291      1,222      3,219      2,154
Provision (Benefit) for Income Taxes.......................         626        871        489        972        506
Extraordinary Gain.........................................           -     --         --         --         --
Cumulative Change in Accounting Principle..................           -     --         --         --         --
Net Income (Loss)..........................................         921      1,420        733      2,247      1,648
Earnings (Loss) per Share*.................................        0.20       0.30       0.15       0.43       0.31
Capital Expenditures, Net..................................       1,015      1,349      2,270      3,306      2,812
Research and Development...................................       1,233      1,357        685      1,007      1,186

FINANCIAL POSITION AT YEAR-END

Stockholders' Equity.......................................      43,037     42,614     41,756     43,135     41,592
Share Outstanding*.........................................       4,590      4,670      4,768      5,192      5,264
Net Book Value per Common Share Outstanding*...............        9.38       9.13       8.76       8.31       7.90
Dividends Paid.............................................         276        238        251        263     --
Dividend per Share*........................................        0.06       0.05       0.05       0.05     --
Total Assets...............................................      66,391     70,810     73,603     76,520     75,461
Working Capital............................................      32,571     33,034     32,772     35,578     36,231
Long-term Debt net of Unamortized Discount (including
  current installments)....................................      11,372     13,759     16,040     18,405     19,756

OTHER DATA

Weighted Average Number of Shares of Common Stock
  Outstanding*.............................................       4,604      4,738      4,894      5,244      5,354
Backlog (at Year-end)......................................      10,729     10,398     14,758     19,352     16,016
Number of Employees (at Year-end)..........................         231        456        455        574        585

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The following discussion and analysis of the Company's financial condition and results of operations is based on the three business segments in which the Company currently reports its results, namely Specialty Metal Products, Depleted Uranium Penetrators and Uranium Services and Recycle. The Specialty Metal Products segment consists of the manufacture of the Company's Beralcast alloys, specialty metal powders, billets for tank armor, and industrial and medical shielding products. The Depleted Uranium Penetrators segment consists of the manufacture of DU penetrators for military munitions applications. The Uranium Services and Recycle segment consists of the manufacture of DU and NU metal for use as uranium feedstock supplied to USEC's AVLIS program, conversion of UF(6) to UF(4), recycling of various low-level radioactive metals, DUCRETE shielding capabilities and repair of counterweights for commercial and military aircraft.

    In the late 1980s and the 1990s, the decline in U.S. defense spending resulted in sharply reduced revenues from the sale of the Company's defense-related depleted uranium products, including DU penetrators and billets for conversion into tank armor. The Company expects that no revenue will be derived from sales of DU penetrators after the second quarter of fiscal 1999 and that only limited revenue will be derived from sales of billets for conversion into tank armor thereafter. As revenues from defense-related DU products decline overall and as a percentage of revenues, the Company may provide information on two business segments in future periods. See "--Segment Information."


    A central aspect of the Company's strategy is to concentrate its efforts and resources on commercial applications for its technology. In particular, the Company intends to focus on the commercialization of its family of Beralcast alloys. To date, the Company's Beralcast business has received most of its orders and funding from military aerospace applications. In particular, the Company has received contracts from Lockheed Martin for Beralcast components to be used in its Electro Optic Sensor System ("EOSS"), the night vision and target acquisition system on the Comanche helicopter, which is scheduled for full-scale production commencing in 2003. The Company is applying its Beralcast technology to develop, among other things, disk drive arm sets for high-end disk drives as well as satellite components, premium golf products and other products. These products currently are in the development and, for certain customers, the pre-production stages. The Company believes that as a result of the general practice of manufacturers in the disk drive industry and other targeted commercial industries of placing only short-term orders, the Company could experience substantial fluctuations in revenues and earnings from quarter to quarter. The Company is also developing additional commercial applications for its Beralcast alloys.

    In the third quarter of fiscal 1996, the Company reduced its workforce at its South Carolina facility due to the completion of a contract for a foreign customer and lack of anticipated new orders. During most of fiscal 1996, the Company operated this facility at approximately 40% of capacity on a one-shift basis. In the fourth quarter of fiscal 1996, the Company took a $2,100,000 reserve for estimated fiscal 1997 losses associated with then current production contracts, which reserve was fully utilized during fiscal 1997.

Losses at the facility continued through the first quarter of fiscal 1998 due to underutilization. At the same time, the Company increased its workforce in preparation for the receipt of an AVLIS production contract. USEC recently exercised production options under its existing AVLIS contract with the Company, and the Company anticipates receiving additional contractual work from USEC in the summer of 1998. The Company's operations in South Carolina are currently substantially dependent on orders from USEC and are expected to remain so. Failure of the Company to be awarded such contracts could have a material adverse effect on the Company's business, results of operations and financial condition.


    Due primarily to the sharp decline in sales of DU penetrators and lack of orders in its uranium services and recycle business, the Company incurred losses in three of its last four previous fiscal years and in the first nine months of fiscal 1998. The Company's accountants, in their report to the Board of Directors and stockholders of the Company on the Company's financial statements for fiscal 1995, stated that there was substantial doubt at that time about the Company's ability to continue as a going concern. Although the Company was profitable in fiscal 1997, reserve reductions and other non-recurring income items accounted for the profitability. Excluding these items, the Company would have reported a net loss in fiscal 1997. As a result, the Company has experienced significant financial difficulties and liquidity problems in recent years and has had to seek financing from stockholders, waivers of non-compliance with, and amendments of, certain covenants and other provisions in its debt instruments (including waivers and amendments under the Existing Credit Facility in February, May, June and August of 1998), additional borrowings and extensions of maturities under the Existing Credit Facility, and additional equipment financing from another bank for capital expenditures required at its South Carolina facility. See "--Liquidity and Capital Resources."


    In connection with additional borrowings under the Existing Credit Facility in December 1997, the Company issued the Second Warrant (as defined herein) to its principal bank lender, which has been recorded as a discount to the related debt at fair value. The fair value attributable to the Second Warrant, $327,000, will be amortized as interest expense for the period January 1, 1998 through October 1, 1998. On April 1, 1998, the Company and the lender entered into the Facility Restructuring Agreement under which the Company received an option to pay a fee of $235,313 to eliminate certain anti-dilution provisions of the lender's warrants upon the closing of an offering of the Company's stock as defined.

    In August 1998, the Company restated its September 30, 1996 and September 30, 1997 consolidated financial statements. The restatement related to the Company's accounting for inventory reserves. During the year ended September 30, 1996, the Company had provided approximately $3.3 million of reserves for DU inventory of which approximately $1.0 million of such reserves were reversed into income during the year ended September 30, 1997, based upon management's estimate of the future recoverability of DU inventory. After further review, management of the Company has determined, based on consideration of the applicable accounting literature and all of the relevant information available at the time of the release of the Company's September 30, 1996 financial statements, that the reserves provided in 1996 should have been lower by approximately $650,000 ($0.14 per diluted share) and the reversal of approximately $1.0 million ($0.20 per diluted share) of such reserves in 1997 should not have been recorded. In the future, inventory reserves will not be reversed until the related inventory is sold or disposed of. The following table summarizes the effects of the restatement on net income (loss) and the related income (loss) per share amounts in fiscal year 1996 and 1997.


                                           1996                        1997
                               ----------------------------  -------------------------
                                AS REPORTED    AS RESTATED   AS REPORTED   AS RESTATED
                               -------------  -------------  ------------  -----------
Net income (loss)............  $  (3,037,000) $  (2,387,000) $  1,482,000   $ 482,000
Income (loss) per share:
  Basic......................          (0.64)         (0.50)         0.31        0.10
  Diluted....................          (0.64)         (0.50)         0.30        0.10

    The Company had established inventory reserves totaling approximately $1.6 million at the end of fiscal 1995. During fiscal 1996, the Company established additional inventory reserves of approximately $2.7 million related to its DU inventory, which consisted of DU metal and UF(4). These additional reserves were established based on management's evaluation of the risks associated with the DU inventory, including risks associated with excess and obsolete inventory, and had the effect of writing down approximately 20% of the Company's DU metal inventory to zero and writing down approximately 50% of the Company's UF(4) inventory to zero. In conducting this evaluation, management considered the type and quantity of inventory on hand, historical sales volumes and expectations concerning the timing and amounts of then anticipated sales of current and proposed products (based upon longer than expected sales cycles for certain products). At September 30, 1996, the Company's utilization of DU inventory was uncertain. In particular, the Company considered future use of DU inventory for munitions contracts with the U.S. Army as unlikely. At that time, the Company was also discussing with USEC the possibility, timing and volume of AVLIS feedstock production, and was evaluating the potential use of DU inventory in other proposed products and the timing of inventory usage with respect to such products. Although the Company believed the long-term possibilities for DU inventory usage were numerous, the uncertainties related to the usage of the DU inventory were significant. Based on these uncertainties, management's judgment and discussions between the Company and its independent public accountants, inventory reserves were increased by such $2.7 million amount, bringing the total inventory reserves at September 30, 1996 to approximately $4.2 million. Of this amount, approximately $3.2 million was allocated to DU inventory, with the balance allocated to various other inventories. As of September 30, 1996, gross DU inventory was approximately $11.9 million and consisted of approximately $7.2 million of DU metal and $4.7 million of UF(4). As of September 30, 1996, DU inventory, net of reserves, was approximately $8.7 million and consisted of approximately $6.4 million of DU metal and approximately $2.3 million of UF(4).

    During fiscal 1997, the Company used approximately $2.9 million of DU metal inventory principally in connection with a munitions contract with a foreign customer and to a lesser extent in connection with an AVLIS feedstock production contract. Revenues related to a munitions contract with a foreign customer and an AVLIS feedstock production contract for fiscal 1997 were $5.4 million and $3.9 million, respectively, as compared to $3.1 million and $1.3 million, respectively, for fiscal 1996. Revenues by quarter under these two contracts were approximately $3.7 million, $1.0 million, $2.1 million and $2.5 million for the fiscal quarters ended December 31, 1996, March 31, 1997, June 30, 1997 and September 30, 1997, respectively. At September 30, 1997, the Company had approximately $9.0 million of gross DU inventory or approximately $5.8 million, net of reserves and consisted of approximately $3.5 million of DU metal inventory, net and approximately $2.3 million of UF(4) inventory, net. Based on current discussions with customers, the Company presently expects to sell approximately $400,000 of DU inventory during fiscal 1998 and approximately $1.9 million of DU inventory during fiscal 1999. Subject to the uncertainties described above, the Company expects to sell the balance of DU inventory, including DU inventory written down to zero, thereafter. In the event that the Company sells DU inventory in the future which has been written down to zero, the Company will generate revenues with higher gross margins than if such inventory had not been written down to zero. In the event that the actual usage of any DU inventory, or the timing of such usage, differs materially from the Company's current expectations, any such differences could have a material adverse effect on results of operations of the Company's South Carolina facility and accordingly, on the Company's overall liquidity. In such event, the Company's liquidity, cash flows and results of operations would be dependent upon the Company's other business segments, particularly its Specialty Metal Products business segment. See Notes 2 and 5 to Consolidated Financial Statements.

             (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS)

RESULTS OF OPERATIONS


    The following table sets forth certain items in the consolidated statements of income as a percentage of net sales and contract revenues for the fiscal years 1997, 1996 and 1995.



                                                              YEAR ENDED
                                                             SEPTEMBER 30,
                                                ---------------------------------------
                                                    1997           1996         1995
                                                -------------  -------------  ---------
                                                (AS RESTATED)  (AS RESTATED)


Net sales and contract revenues...............          100%           100%         100%
Costs and expenses:
  Cost of sales...............................           72             85           82
  Selling, general and administrative
    expenses..................................           19             19           26
  Research and development expenses...........            5              3            2
  Loss on write-off of fixed asset............            1             --           --
Operating income (loss).......................            3             (7)         (10)
Interest and other income (expense), net......           --             --            1
Interest expense..............................            1              1            2
Income (loss) before income taxes and
  extraordinary item..........................            2             (8)         (11)
Provision (benefit) for income taxes..........           --             --          (10)
Income (loss) before extraordinary item.......            2             (8)          --
Net income (loss).............................            2             (8)           3


FISCAL 1997 COMPARED WITH FISCAL 1996

    Net sales decreased by $632,000 or 2% to $28,062,000 in fiscal 1997 compared to $28,694,000 in fiscal 1996. Sales in the Uranium Services and Recycle segment decreased by $1,224,000 or 20%. Sales in the Specialty Metal Products segment decreased by $560,000 or 4%. Sales in the Depleted Uranium Penetrator segment increased by $1,152,000 or 13%.

    The sales decrease in the Uranium Services and Recycle segment was primarily due to lack of volume in depleted uranium products due to completion of a production contract for a foreign customer in fiscal 1996. This decrease was partially offset by increases in AVLIS feedstock production for USEC. The sales decrease in the Specialty Metal Products industry segment was a result of decreased volumes of beryllium products due to a delay in expected orders, partially offset by an increase in commercial depleted uranium products. The sales increase in the Depleted Uranium Penetrator segment was the result of higher production volume of penetrators for a foreign customer as a result of an order which was expected to receive government funding in fiscal 1996 but which was not funded until fiscal 1997 and the revenue recognized pursuant to the Company's contract with the United States Army to remediate the holding basin at the Company's Concord facility.

    Gross profit increased by $3,635,000 to $7,926,000 or 28% of sales in fiscal 1997 compared to $4,291,000 or 15% of sales in fiscal 1996. This increase in gross profit was primarily due to reduction of certain accruals in fiscal 1997 for waste burial costs of $1,750,000. The revised contract price for waste burial costs was approximately $1,750,000 lower than what was previously estimated and accrued. In addition, gross profit for fiscal 1996 was reduced by an accrual of a $2,100,000 reserve for anticipated fiscal 1997 operating losses associated with production contracts in the Uranium Services and Recycle segment. As of September 30, 1997, the accrual had been fully utilized.

    Selling, general and administrative expenses increased by $123,000 or 2% to $5,448,000 in fiscal 1997 compared to fiscal 1996. This increase was primarily due to additional employees required to support the forecasted growth in business. As a percentage of sales, these expenses remained at 19% in fiscal 1997 compared to fiscal 1996.

    Company-sponsored research and development expenses increased by 49% or $433,000 to $1,309,000 for fiscal 1997. As a percentage of sales, these expenses were 5% compared to 3% in fiscal 1996.

    Interest and other income decreased to ($2,000) in fiscal 1997 as compared to ($89,000) in fiscal 1996. This decrease was mainly due to the absence in fiscal 1997 of a restructuring fee associated with amendments to the Company's credit facility during the third quarter of fiscal 1996.

    Interest expense decreased by $91,000 to $296,000 in fiscal 1997 as compared to fiscal 1996. This decrease was primarily the result of higher interest rates and fees associated with outstanding debt during fiscal 1996.

    Income taxes provided during 1997 and 1996 were at effective rates of 2% and 0%, respectively. The 1997 effective rate of 2% differs from the statutory rate of 34% due to a reduction in the valuation allowance associated with to the benefit of net operating loss carryforwards.

FISCAL 1996 COMPARED WITH FISCAL 1995

    Net sales increased by $9,910,000 or 53% to $28,694,000 in fiscal 1996 compared to $18,784,000 in fiscal 1995. Sales in the Uranium Services and Recycle segment increased by $1,220,000 or 25%. Sales in the Specialty Metal Products segment increased by $1,628,000 or 13%. Sales in the Depleted Uranium Penetrator segment increased by $7,062,000 or 412%.

    The sales increase in the Uranium Services and Recycle segment was primarily due to increases in AVLIS feedstock production for USEC. The sales increase in the Specialty Metal Products segment was a result of higher sales of beryllium products and commercial depleted uranium. The sales increase in the Depleted Uranium Penetrator segment was the result of higher sales of large caliber penetrators.

    During the third quarter of fiscal 1996, the Company reduced its workforce from 55 to 24 employees at its South Carolina facility due to the completion of a multi-year contract for the manufacture of depleted uranium for a foreign customer and the lack of anticipated new orders. The Company had expected to obtain orders from USEC and the DoE in the second half of fiscal 1996. These orders did not materialize and as a result this facility operated at approximately 40% capacity on a one-shift basis through most of fiscal 1996. In the fourth quarter of fiscal 1996, the Company established a $2,100,000 reserve for estimated fiscal 1997 losses associated with then current production contracts.

    Gross profit increased by $959,000 to $4,291,000 or 15% of sales in fiscal 1996 compared to $3,332,000 or 18% of sales in fiscal 1995. This increase in gross profit was primarily due to increased sales volume during fiscal 1996. As a percentage of sales, the decrease in gross profit was primarily due to the establishment of a $2,100,000 reserve for estimated losses associated with CMI's production contracts.

    Selling, general and administrative expenses increased by $508,000 to $5,325,000 in fiscal 1996 compared to fiscal 1995. This increase was primarily due to additional employees required to support the growth in business. As a percentage of sales, these expenses decreased to 19% in fiscal 1996 compared to 26% in fiscal 1995, as a result of sales increasing at a higher rate than expenses.

    Company-sponsored research and development expenses increased by 100% or $437,000 to $876,000 in fiscal 1996 compared to fiscal 1995 due to increased research and development costs related to the use of the Company's Beralcast technology in certain military aerospace applications. As a percentage of sales, these expenses were 3% in fiscal 1996 compared to 2% in fiscal 1995.

    Interest and other income decreased to $89,000 of expense in fiscal 1996 compared to $232,000 of income for fiscal 1995. This decrease was mainly from a $150,000 restructuring fee associated with amendments to the Company's credit facility during the third quarter of fiscal 1996 and a gain of $175,000 recognized during the second quarter of fiscal 1995 on the sale of an office building.

    Interest expense increased by $37,000 to $387,000 in fiscal 1996 compared to fiscal 1995. This increase was primarily the result of higher interest rates and fees associated with outstanding debt during fiscal 1996.

    During fiscal 1995, the Company realized a $585,000 extraordinary gain net of taxes of $10,000 on the early extinguishment of debt.

    Income taxes provided during 1996 were at an effective rate of 0%. The 1996 effective rate of 0% differed from the statutory rate of 34% due to a reduction in the valuation allowance associated with to the benefit of net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

    In recent fiscal years, the Company's primary sources of liquidity have been borrowings under the Existing Credit Facility, borrowings from shareholders and, to a limited extent, cash from operations. The Company has experienced significant financial difficulties and liquidity problems in recent years due primarily to the sharp decline in sales of DU penetrators and a lack of orders for certain other DU products. As a result, the Company has had to seek financing from stockholders, waivers of non-compliance with, and amendments of, certain covenants and other provisions in its debt instruments (including waivers and amendments under the Existing Credit Facility in February, May, June and August of 1998), additional borrowings and extensions of maturities under the Existing Credit Facility, and additional equipment financing from another bank for capital expenditures required at its South Carolina facility. Bank borrowings and borrowings from stockholders were effected to fund working capital requirements, capital expenditures and a number of expenses which were incurred in expectation of future business and revenues from the Company's Beralcast business and its South Carolina facility.


    The Company's future liquidity needs are expected to arise primarily from its capital expenditure program, which is designed primarily to increase manufacturing capacity to support its Beralcast business. In order to obtain and satisfy orders for large scale commercial production of its Beralcast products, the Company plans to significantly increase capital expenditures to expand its commercial Beralcast manufacturing capabilities through fixed asset additions including furnaces, automated production equipment and facility upgrades. The Company anticipates spending up to approximately $90 million over the next four years, subject to various factors, to increase the capacity at the Company's facilities. Of this amount, the Company expects to spend approximately $60 million on the expansion of its Beralcast business. The Company expects to fund such capital expenditures with the proceeds of an offering of its common stock and cash expected to be generated from operations. However, there can be no assurance that such an offering will take place or that such capital expenditures will be made.

    Net cash provided (used) by operating activities in fiscal years 1997, 1996 and 1995 was ($921,000), $3,776,000 and ($278,000), respectively. Differences in cash flows from operating activities over this three-year period were primarily related to significant year-to-year changes in accounts receivable, inventories and accounts payable. The Company used net cash of $1,788,000, $1,107,000 and provided $36,000 in fiscal years 1997, 1996 and 1995, respectively, primarily to fund investing activities largely related to capital expenditures made in anticipation of future commercial business. Net cash flows from financing activities for fiscal years 1997, 1996 and 1995 were $1,676,000, ($2,444,000)
and $105,000, respectively. Net cash provided for financing activities in fiscal 1997 was primarily the result of an increase in bank borrowings of approximately $1,700,000 and $500,000 in borrowings from shareholders. Fiscal 1996 net cash used by financing activities was primarily the result of reduction of bank debt in accordance with credit terms. As a result of the foregoing, net cash increased (decreased) in fiscal years 1997, 1996 and 1995 by ($1,033,000), $225,000 and ($137,000), respectively.

    On October 1, 1997, the Company and its principal bank lender, State Street Bank & Trust Company, entered into an Amended and Restated Credit Agreement providing for a credit facility (as amended, the "Existing Credit Facility") of $6.6 million, including $3.6 million in letters of credit. Borrowings under the Existing Credit Facility bear interest, payable monthly in arrears, at a rate equal to the lender's prime rate plus one-half of one percent and the Company pays a fee of one-half of one percent of the unused portion of the facility. Borrowings are secured by a security interest in all of the Company's accounts, inventory and general intangibles. The Company and its lender entered into the First Amendment to Credit Agreement dated December 9, 1997 which provided for an increase in the Existing Credit Facility to $8.0 million. On December 29, 1997, the Company entered into the Second Amendment to Credit Agreement which provided for the following: (i) an increase in the total amount of credit available to the Company from $8.0 million to $9.6 million consisting of a $6.0 million line of credit and $3.6 million letters of credit; (ii) a revised amortization schedule whereby the maximum aggregate liability (including letters of credit) of the Company under the Existing Credit Facility shall not exceed $8.1 million from July 1, 1998 through September 30, 1998, and $6.6 million from October 1, 1998 through February 28, 1999, which is when the balance is due; and (iii) waiver of non-compliance by the Company with certain covenants in the Existing Credit Facility and amendment of certain financial covenants. As a result of the loss in the first quarter of fiscal 1998, the Company sought and obtained a waiver of non-compliance with certain covenants in the Existing Credit Facility. The Company and its lender entered into the Third Amendment to Credit Agreement dated June 11, 1998 which provided for (i) a revised amortization schedule whereby the maximum aggregate liability (including letters of credit) of the Company under the Existing Credit Facility shall not exceed $9.6 million through September 30, 1998, $8.1 million from October 1, 1998 through December 31, 1998, and $6.6 million from January 1, 1999 through February 28, 1999, which is when the balance is due, and (ii) a reduction of the net income covenant for the third quarter of fiscal 1998.

    As of March 31, 1998, the Company was out of compliance with the capital expenditure financial covenant under its credit agreement which prohibits the Company from making capital expenditures above $2,000,000 annually. On May 15, 1998, the Company received a waiver for this event of non-compliance and of non-compliance with the capital expenditure financial covenant for the remainder of fiscal 1998. The Company also received a waiver of non-compliance in February 1998 with respect to its failure to meet a net income covenant in the first quarter of fiscal 1998.

    As of June 30, 1998, the Company was out of compliance with the financial covenant under its credit agreement that limits the net loss reported for the fiscal quarter ended June 30, 1998. On August 7, 1998, the Company received a waiver for this event of non-compliance and any events of non-compliance as a result of the restatement of the Company's financial statements for the years ended September 30, 1997 and 1996. In addition, the credit agreement was modified such that the availability was increased to $11,050,000, through September 30, 1998; $8,050,000 from October 1, 1998 through December 31, 1998, and $6,550,000 on January 1, 1999 and thereafter until it's maturity on February 28, 1999. Also, the tangible capital base required by the agreement shall not be less than $22,500,000 as of September 30, 1998 plus an increase equal to the aggregate of 75% of the Company's net income for each fiscal quarter after September 30, 1998. Net income (loss) shall be not less than ($500,000) for the quarter ending September 30, 1998 and $750,000 for the quarter ending December 31, 1998 and each quarter thereafter.


    In September 1995, in connection with an increase of the Company's borrowing capacity under the Existing Credit Facility as then in effect, the Company issued to the lender a warrant (the "First Warrant") to purchase 55,790 shares of Common Stock (as adjusted for a two-for-one stock dividend paid on April 7, 1997 and certain subsequent anti-dilution adjustments) at an exercise price of $5.95, based on the market price of the Common Stock at that time. The First Warrant has a ten-year exercise period. In consideration of the Second Amendment to the Credit Agreement, the Company issued to the lender a warrant (the "Second Warrant" and, together with the First Warrant, the "Warrants") to purchase 25,000 shares of Common Stock at an exercise price of $23.58, based on the market price of the Common Stock at that time. The Second Warrant has a seven-year exercise period. The Second Warrant has been valued at approximately
$327,000, which amount will be amortized as interest expense over the period ending October 1, 1998. Under the original terms of each of the Warrants, the holder of the Warrants would be entitled to receive, without further consideration, a number of shares of Common Stock which would permit the holder to maintain its percentage ownership in the Company, on a fully-diluted basis, upon any future issuances of Common Stock by the Company.


    On April 1, 1998, the Company entered into an agreement (the
"Facility Restructuring Agreement") with its principal bank lender pursuant to which, contingent upon the closing of the offering, the Company received an option to make a payment of $235,313 to the lender whereupon no further adjustments for issuances of Common Stock by the Company will be made under the First Warrant (other than an adjustment related to the closing of the offering) and no adjustments for issuances of Common Stock by the Company will be made under the Second Warrant.

    The Company and its subsidiaries have entered into an agreement with the Company's principal bank lender that, effective upon the closing of an offering of the Company's common stock, with net proceeds of at least $40 million, the lender shall make available to the Company a $10,000,000 unsecured revolving credit facility, maturing on February 28, 2000 (the "New Credit Facility"). Borrowings under the New Credit Facility will bear interest, at the Company's option, at either a variable rate equal to the lender's prime rate (with interest payable monthly in arrears) or at a rate equal to the London Inter-Bank Offered Rate plus a sliding-scale fixed rate spread based upon the Company's net income for the previous quarter (with interest payable at the end of a one, two or three month period, at the option of the Company). Borrowings under the New Credit Facility will be used for working capital and stand-by letters of credit, and will be subject to the satisfaction of certain financial covenants. The New Credit Facility terms provide that the Company and its subsidiaries will not further pledge their respective assets to any third party.



    The Company has outstanding in the aggregate $2,250,500 in principal amount under debt instruments issued to certain of its principal stockholders, consisting of the following: $500,500 in principal amount of its 10% Convertible Subordinated Debentures due December 10, 1998, which are convertible at any time into Common Stock at $5.945 per share; $350,000 in principal amount of its 10% Subordinated

Debentures due December 10, 1998, with three-year warrants to purchase 42,000 shares of Common Stock at an exercise price of $7.50 per share; $500,000 in principal amount of its 10% Subordinated Debentures due December 10, 2000, with three-year warrants to purchase 60,000 shares of Common Stock at an exercise price of $17.875 per share; and $900,000 in principal amount of its 10% Convertible Subordinated Debentures due December 31, 1999, the principal amount of which is convertible at any time into Common Stock at $21.50 per share. The Company intends to use a portion of the proceeds of the offering to repay all of the 10% Subordinated Debentures. The Company intends to offer to repay all of the 10% Convertible Subordinated Debentures but expects that the holders thereof will convert such debt into Common Stock instead of accepting repayment.

    The Company believes, based on assumptions concerning backlog fulfillment and the expected timing of new orders, that the proceeds of the offering, cash from operations, and borrowings which will become available under the New Credit Facility will be sufficient to sustain operations for more than 12 months and to fund anticipated capital expenditures.

    The Company anticipates that, for the foreseeable future, all earnings will be retained to support operations and finance expansion. The Company has not paid cash dividends in recent years, and does not intend to pay cash dividends on the Common Stock for the foreseeable future. The Company's ability to pay cash dividends is limited by its dependence upon the receipt of cash from its subsidiaries to make such dividend payments. The Company's Existing Credit Facility contains financial covenants and other restrictions that prohibit or restrict the payment of dividends and intercompany loans among Starmet and its subsidiaries and by the Company to its stockholders. The New Credit Facility will not prohibit or restrict payment of dividends in the absence of a default.

    The Company has not invested in derivative securities or any other financial instrument that involves a high level of complexity or risk. Management expects that, in the future, cash in excess of current requirements will be invested in investment-grade, interest-bearing securities.


SUBSEQUENT EVENT

    In addition to the matters described above, the Company is subject to certain environmental matters and legal proceedings which could have a material adverse effect on the Company's business, results of operations and financial condition. For a discussion of these matters as updated from the Company's Form 10-K filed with the Securities and Exchange Commission on January 28, 1998, see Part I, Item 1 "Business--Update Relative to Concord Site Remediation Status" and Part I, Item 3 "Update Relative to Legal Proceedings."


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

             (NOT COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTS)

                           CONSOLIDATED BALANCE SHEET

ASSETS                                                                  1997          1996
                                                                     ----------    ----------
                                                                    (as restated) (as restated)
  CURRENT ASSETS:
    Cash and cash equivalents...................................... $   195,000    $ 1,051,000
    Restricted cash................................................      73,000        250,000
    Accounts receivable, net of allowances for doubtful accounts
      of $421,000 in 1997 and $821,000 in 1996.....................   5,546,000      4,931,000
    Inventories....................................................   5,239,000      6,824,000
    Other current assets...........................................     619,000        376,000
                                                                    -----------    -----------
      Total Current Assets.........................................  11,672,000     13,432,000
                                                                    -----------    -----------
  PROPERTY, PLANT AND EQUIPMENT:
    Land...........................................................   2,124,000      2,178,000
    Buildings......................................................  17,656,000     18,040,000
    Machinery, equipment, and fixtures.............................  18,472,000     26,179,000
    Construction-in-progress.......................................     831,000        583,000
                                                                    -----------    -----------
      Total Property, Plant and Equipment..........................  39,083,000     46,980,000
    Less: Accumulated depreciation.................................  24,036,000     31,834,000
                                                                    -----------    -----------
    Net property, plant, and equipment.............................  15,047,000     15,146,000
  NON-CURRENT INVENTORY............................................   5,851,000      5,851,000
  OTHER ASSETS.....................................................   1,784,000      1,339,000
                                                                    -----------    -----------
                                                                    $34,354,000    $35,768,000
                                                                    -----------    -----------
                                                                    -----------    -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:
    Current portion of long-term obligations....................... $ 1,885,000    $   510,000
    Accounts payable...............................................   3,123,000      2,143,000
    Accrued payroll and related costs..............................   1,215,000      1,170,000
    Other accrued expenses.........................................     907,000      5,561,000
                                                                    -----------    -----------
      Total Current Liabilities....................................   7,130,000      9,384,000
                                                                    -----------    -----------
  LONG-TERM OBLIGATIONS............................................     430,000        644,000
                                                                    -----------    -----------
  NOTES PAYABLE TO SHAREHOLDERS....................................   1,048,000        720,000
                                                                    -----------    -----------
  STOCKHOLDERS' EQUITY:............................................
    Common stock, par value $.10; authorized--15,000,000 shares;
      issued and outstanding for 1997 and 1996; 4,784,244 shares
      and 4,781,928 shares, respectively...........................     478,000        478,000
    Additional paid-in capital.....................................  14,033,000     14,019,000
    Warrants Issued................................................     360,000        130,000
    Retained earnings..............................................  10,875,000     10,393,000
                                                                    -----------    -----------
      Total Stockholders' Equity...................................  25,746,000     25,020,000
                                                                    -----------    -----------
                                                                    $34,354,000    $35,768,000
                                                                    -----------    -----------
                                                                    -----------    -----------

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                         CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                        1997          1996          1995
                                                                   ------------  ------------  ------------
                                                                   (as restated) (as restated)
NET SALES AND CONTRACT REVENUES............................        $ 28,062,000  $ 28,694,000  $ 18,784,000
                                                                   ------------  ------------  ------------
COST AND EXPENSES:
  Cost of sales............................................          20,136,000    24,403,000    15,452,000
  Selling, general, and administrative expenses............           5,448,000     5,325,000     4,817,000
  Research and development expenses........................           1,309,000       876,000       439,000
  Loss on write-off of fixed asset.........................             358,000            --            --
                                                                   ------------  ------------  ------------

                                                                     27,251,000    30,604,000    20,708,000
                                                                   ------------  ------------  ------------

OPERATING INCOME (LOSS)....................................             811,000    (1,910,000)   (1,924,000)
INTEREST AND OTHER INCOME (EXPENSE), NET...................              (2,000)      (89,000)      232,000
INTEREST EXPENSE...........................................            (296,000)     (387,000)     (350,000)
                                                                   ------------  ------------  ------------

INCOME (LOSS) BEFORE INCOME TAXES AND EXTRAORDINARY ITEM...             513,000    (2,386,000)   (2,042,000)
PROVISION (BENEFIT) FOR INCOME TAXES.......................              31,000         1,000    (1,967,000)
                                                                   ------------  ------------  ------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM....................             482,000    (2,387,000)      (75,000)
EXTRAORDINARY GAIN ON EXTINGUISHMENT OF DEBT NET OF TAXES
OF $10,000.................................................                  --            --       585,000
                                                                   ------------  ------------  ------------
NET INCOME (LOSS)..........................................        $    482,000  $ (2,387,000) $    510,000
                                                                   ------------  ------------  ------------
                                                                   ------------  ------------  ------------

Per Share Information*
----------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM....................                0.10         (0.50)          (0.02)
EXTRAORDINARY GAIN ON EXTINGUISHMENT OF DEBT NET OF TAXES
OF $10,000.................................................                  --            --            0.12
                                                                   ------------  ------------  --------------
NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE...        $       0.10  $      (0.50) $         0.11
                                                                   ------------  ------------  --------------
                                                                   ------------  ------------  --------------

WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT
SHARES OUTSTANDING..........................................          4,958,870      4,778,928       4,705,512
                                                                   ------------  -------------  --------------
                                                                   ------------  -------------  --------------

DIVIDENDS PER SHARE.........................................      $         --  $          --  $           --
                                                                   ------------  -------------  --------------
                                                                   ------------  -------------  --------------


*Adjusted to reflect 2 for 1 stock split issued on April 7, 1997.



             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                      CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                             Common Stock
                                        ---------------------      Additional
                                          Number           Par       Paid-in                        Retained
                                        of Shares         Value      Capital         Warrants       Earnings             Total
                                        ----------     ----------  -----------       --------     -----------        ------------
Balance at September 30, 1994.........  4,614,928     $  460,000  $13,522,000        $  --        $12,270,000       $ 26,252,000
                                        ----------     ----------  -----------       --------     ------------       ------------
Stock Options Exercised...............    161,000         18,000      465,000           --             --                483,000
Net Income for Year...................       --             --          --              --            510,000            510,000
                                        ----------     ----------  -----------       --------     ------------       ------------
Balance at September 30, 1995.........   4,775,928     $  478,000  $13,987,000       $   --       $ 12,780,000       $ 27,245,000
                                        ----------     ----------  -----------       --------     ------------       ------------

Warrants issued.......................       --             --          --            130,000           --                130,000
Stock Options Exercised...............       6,000          --          32,000           --             --                 32,000
Net Loss for Year (as restated).......       --             --          --               --         (2,387,000)        (2,387,000)
                                        ----------     ----------  -----------       --------     ------------       ------------
Balance at September 30, 1996
  (as restated).......................   4,781,928     $  478,000  $14,019,000       $130,000      $10,393,000       $ 25,020,000
                                        ----------     ----------  -----------       --------     ------------       ------------


Warrants issued.......................       --             --          --            230,000           --                230,000
Stock Options Exercised...............       2,316          --          14,000           --             --                 14,000
Net Income for Year (as restated).....       --             --          --               --            482,000            482,000
                                        ----------     ----------  -----------       --------     ------------       ------------

Balance at September 30, 1997
 (as restated)........................   4,784,244     $  478,000  $14,033,000       $360,000     $ 10,875,000       $ 25,746,000
                                        ----------     ----------  -----------       --------     ------------       ------------
                                        ----------     ----------  -----------       --------     ------------       ------------


           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                    CONSOLIDATED FINANCIAL STATEMENTS.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    1997          1996            1995
                                                                -----------   ------------   ------------
                                                               (as restated)  (as restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..........................................   $   482,000   $(2,387,000)   $   510,000
  Adjustments to reconcile net income to net cash
   provided (used) by operating activities
     Depreciation and amortization...........................     1,588,000     1,493,000      1,339,000
     Loss on write-off of fixed assets.......................       358,000            --             --
     Changes in assets and liabilities, net-
       Decrease (increase) in accounts receivable............      (616,000)     (201,000)       725,000
       Decrease (increase) in inventories....................     1,585,000     1,449,000     (2,982,000)
       (Decrease) increase in accounts payable and
        accrued expenses.....................................    (3,629,000)    3,358,000      1,387,000
     Gain on sale of building................................            --       (75,000)      (175,000)
     Changes in accrued and deferred taxes...................            --            --         (1,000)
     Changes in other long-term liabilities..................            --      (301,000)      (981,000)
     Other...................................................      (689,000)      440,000       (100,000)
                                                                -----------   -----------    -----------
       Net cash provided (used) by operating activities......      (921,000)    3,776,000       (278,000)
                                                                -----------   -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net..................................    (1,788,000)   (1,449,000)      (777,000)
  Sales of marketable securities, net........................            --       170,000        326,000
  Proceeds from sale of Property, Plant & Equipment..........            --       172,000        487,000
                                                                -----------   -----------    -----------
       Net cash (used) provided by investing activities......    (1,788,000)   (1,107,000)        36,000
                                                                -----------   -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under long-term obligations.............      (545,000)           --             --
  Payments on bank debt......................................    (9,801,000)   (4,856,000)    (4,103,000)
  Proceeds from bank debt....................................    11,508,000     1,530,000      3,725,000
  Proceeds from Notes Payable to Shareholders and Warrants...       500,000       850,000             --
  Proceeds from Stock issuance...............................        14,000        32,000        483,000
                                                                -----------   -----------    -----------
       Net cash (used) provided by financing activities......     1,676,000    (2,444,000)       105,000
                                                                -----------   -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
  Cash and cash equivalents at beginning of year.............    (1,033,000)      225,000       (137,000)
  Cash and cash equivalents at end of year...................     1,301,000     1,076,000      1,213,000
                                                                -----------   -----------    -----------
                                                                $   268,000   $ 1,301,000    $ 1,076,000
                                                                -----------   -----------    -----------
                                                                -----------   -----------    -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid (received) during the year for:
       Interest, net of amounts capitalized..................   $   266,000   $   345,000    $   280,000
       Income tax refunds received...........................   $    14,000   $    11,000    $   978,000

NON-CASH INVESTING & FINANCING ACTIVITIES:
  Capital lease obligations..................................   $        --   $    75,000    $        --
  Loss on write-off of non-current inventories...............   $        --   $ 2,650,000    $        --


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



    In August 1998, the Company restated its September 30, 1996 and September 30, 1997 consolidated financial statements. The restatement related to the Company's accounting for inventory reserves. During the year ended
September 30, 1996, the Company had provided approximately $3.3 million of reserves for DU inventory, of which approximately $1.0 million of such reserves were reversed into income during the year ended September 30, 1997, based upon management's estimate of the future recoverability of DU inventory. After further review, management of the Company has determined, based on consideration of the applicable accounting literature and all of the relevant information available at the time of the release of the Company's September 30, 1996 financial statements, that the reserves provided in 1996 should have been lower by approximately $650,000 ($0.14 per diluted share) and the reversal of approximately $1.0 million ($0.20 per diluted share) of such reserves in 1997 should not have been recorded. In the future, inventory reserves will not be reversed until the related inventory is sold or disposed of. The following table summarizes the effects of the restatement on net income and the related income per share amounts in 1996 and 1997.

                                                  1996                          1997
                                       --------------------------    --------------------------
                                       AS REPORTED    AS RESTATED    AS REPORTED    AS RESTATED
                                       -----------    -----------    -----------    -----------
Net Income:........................... $(3,037,000)   $(2,387,000)   $1,482,000      $482,000
Income per share:
  Basic............................... $     (0.64)   $     (0.50)   $     0.31      $   0.10
  Diluted............................. $     (0.64)   $     (0.50)   $     0.30      $   0.10


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


INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market and include materials, labor, and manufacturing and engineering overhead. The Company provides for inventory reserves by charges to cost of sales when it is determined that such reserves are necessary for matters such as excess and obsolete inventories. Increases in estimated reserve requirements, based on relevant information, management's experience, and the timing of expected inventory usage, are charged to cost of sales in the period in which the increase is determined. Inventory reserves are not reversed until the related inventory is sold or disposed of.

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


    During fiscal 1997 the Company completed a review of its property, plant and equipment and identified assets with a net book value of $358,000 that were no longer being utilized. The Company recorded a charge to write off these assets.

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


Customer funded research and development:



                                             Years Ended September 30,
                                       -----------------------------------
                                          1995         1996         1997
                                       ----------   ----------  ----------
Revenue..............................    $557,000   $1,812,000    $793,000
Cost of sales........................     459,000    1,273,000     675,000


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

LEGAL COSTS FOR LOSS CONTINGENCIES

     Legal costs are recorded in the period in which the legal services are provided.

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

4. ACCOUNTS RECEIVABLE

    The following is an analysis of accounts receivable
    (net of allowances for doubtful accounts):
                                                       1997           1996
                                                    ----------      ----------
    Accounts receivable..........................   $5,460,000      $3,479,000
    Unbilled Receivables and Retainages due
     upon completion of contracts................       86,000       1,452,000
                                                    ----------      ----------
                                                    $5,546,000      $4,931,000
                                                    ----------      ----------

5. INVENTORIES

    Inventories (net of reserves) at September 30, 1997, and September 30, 1996, were as follows:

                                                       1997           1996
                                                    -----------    -----------
                                                   (as restated)  (as restated)

    Work-in-process..............................   $ 2,511,000    $   805,000
    Raw materials................................     7,921,000     11,162,000
    Spare parts..................................       658,000        708,000
                                                    -----------    -----------
    Total inventory..............................   $11,090,000    $12,675,000
                                                    -----------    -----------
    Less current inventory.......................     5,239,000      6,824,000
                                                    -----------    -----------
                                                    -----------    -----------
    Non-current inventory........................     5,851,000      5,851,000
                                                    -----------    -----------
                                                    -----------    -----------


    As of September 30, 1997, approximately $5.8 million of the Company's inventory net of $3.2 million reserve, consists of Depleted Uranium (DU) in various stages of production. This amount consists of both value-added costs to government owned material, ($3.8 million), which is used for U.S. Military contracts and for material which the Company has acquired from other sources, ($2.0 million). During fiscal 1995 the U.S. Army notified the Company that the Army would provide the DU for production for the most recent penetrator contract. Management strongly believes that the Army is responsible to compensate the Company for the value-added costs of this material and that at a minimum the Army would allow the Company to use this material for non U.S. military contracts at no additional cost to the Company. Management is pursuing several Department of Energy programs that would require more DU over the next several years than the Company currently has on hand. Management believes that the carrying cost of the inventory on hand will be fully realizable through these possible programs or from its ongoing usage for U.S. and foreign military procurements; however it is uncertain how much of the inventory balance will be utilized in fiscal 1998. However, the Company expects to sell approximately $400,000 during fiscal 1998, approximately $1,900,000 during fiscal 1999 and the balance thereafter.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

6. LONG-TERM OBLIGATIONS AND NOTES PAYABLE

    Long-term obligations and notes payable of the Company are as follows:

                                                                            AT SEPTEMBER 30,
                                                                       --------------------------
                                                                           1996          1997
                                                                       ------------  ------------

Term credit, interest rate of prime plus 0.5% due in monthly
  principal payments through 1996....................................  $    133,000  $         --
Line of credit, interest rate of prime plus 0.5% (9.0% at September
  30, 1997)..........................................................            --     1,706,000
Industrial development revenue notes, variable interest rates
  (5.6524% at September 30, 1997) due in quarterly principal payments
  through 2000.......................................................       492,000       180,000
Notes payable to stockholders interest only payments of 10% until
  maturity...........................................................       850,000     1,350,000
Note payable, monthly interest and principal payments through
  November 2000, interest rate of 10.25%.............................       457,000       370,000
Capital leases.......................................................        72,000        59,000
                                                                       ------------  ------------
                                                                       $  2,004,000  $  3,665,000
Less unamortized discount on stockholder debentures and line of
  credit.............................................................       130,000       302,000
Less current portion of long-term obligations........................       510,000     1,885,000
                                                                       ------------  ------------
Total long-term obligations and stockholder debentures...............  $  1,364,000  $  1,478,000
                                                                       ------------  ------------
                                                                       ------------  ------------

CREDIT FACILITY

    On August 7, 1997, the Company and its principal bank lender, State Street Bank & Trust Company, signed the Third Amendment to the credit agreement dated March 31, 1995 (as amended, the "Credit Agreement"). The Third Amendment increased the Company's credit facilities from $4.25 million to $6.55 million, with a maturity date of February 28, 1998. The $6.55 million consists of $3.55 million of letters of credit and $3.0 million credit line for working capital. Borrowings under the Credit Agreement bear interest at the prime rate plus 1/2 of 1%. The Company also pays a fee of 1/2 of 1% on the unused portion of the credit facilities.

    As of September 30, 1997, the Company was not in compliance with certain financial covenants contained in the Credit Agreement including minimum working capital and maximum capital expenditures incurred for the year ended September 30, 1997, as defined.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    On October 1, 1997, the Company amended and restated the Credit Agreement (the "Amended Credit Agreement") which amended and restated the Credit Agreement dated March 31, 1995. The total amount of the credit available to the Company remained at $6.55 million, and the Company and all its subsidiaries became borrowers under the Amended Credit Agreement. The Amended Credit Agreement is secured by an Amended and Restated Joint Security Agreement, whereby the Company and its subsidiaries granted to the lender a first priority security interest in all accounts, inventory and general intangibles. The Company is subject to certain operating and financial covenants, including minimum tangible capital, as defined and net income requirements in connection with the credit facility. Also, the minimum working capital requirement in the Credit Agreement was deleted.

    The Company has entered into a First Amendment to the Amended Credit Agreement with its lender dated December 9, 1997, which provided for an increase in the credit facility to $8.05 million.

    On December 29, 1997, the Company entered into a Second Amendment to the Amended Credit Agreement which provides for the following: (i) the total amount of credit available to the Company increased from $8.05 million to $9.55 million; (ii) the terms of repayment for the line of credit have been revised as follows, the maximum aggregate liability (including letters of credit) of the Company under the Existing Credit Facility shall not exceed $8.1 million from July 1, 1998 through September 30, 1998, and $6.6 million from October 1, 1998 through February 28, 1999, which is when the balance is due; and (iii) the non-compliance with the maximum capital expenditures for the year ended September 30, 1997 was waived and certain financial covenants have been amended. As of September 30, 1997 all amounts due under the Amended Credit Agreement were classified in the accompanying balance sheet in accordance with the stated maturity dates of the Amended Credit Agreement as Amended on December 29, 1997.

    In consideration of the Second Amendment to the Amended Credit Agreement the Company has issued to the lender a warrant to purchase 25,000 shares of common stock at the ten day average of fair market value as of December 29, 1997. The Company also paid its lender $15,000 upon execution of the Second Amendment.

    As of September 30, 1997, 1.7 million was outstanding under the Amended Credit Agreement. The Company had $3.55 million letters of credit outstanding at December 31, 1997.

    For the three months ended December 31, 1997, the Company recorded a loss before interest and taxes in excess of the amount permitted under the Amended Credit Agreement. On February 23, 1998, the Company received a waiver from the lender for this event of non-compliance for the three months ended December 31, 1997.

    As of March 31, 1998 the Company was out of compliance with one of its financial covenants, pursuant to the Amended Credit Agreement, that limits the amount of capital expenditures the Company may make during the year ending September 30, 1998. On May 15, 1998, the Company received a waiver from the bank for this event of non-compliance and of non-compliance with the capital expenditure financial covenant for the remainder of fiscal 1998. As of March 31, 1998 all amounts due under the Amended Credit Agreement have been classified as current in the accompanying balance sheet in accordance with the stated maturity dates of the Agreement.




    As of June 30, 1998, the Company was out of compliance with the financial covenant under its credit agreement that limits the net loss reported for the fiscal quarter ended June 30, 1998. On August 7, 1998, the Company received a waiver for this event of non-compliance and any events of non-compliance as a result of the restatement of the Company's financial statements for the years ended September 30, 1997 and 1996. In addition, the credit agreement was modified such that the availability was increased to $11,050,000, through September 30, 1998; $8,050,000 from October 1, 1998 through December 31, 1998, and $6,550,000 on January 1, 1999 and thereafter until it's maturity on February 28, 1999. Also, the tangible capital base required by the agreement should not be less than $22,500,000 as of September 30, 1998 plus an increase equal to the $22,500,000 as of September 30, 1998 plus an increase equal to the aggregate of 75% of the Company's net income for each fiscal quarter after September 30, 1998. Net income (loss) shall be not less than ($500,000) for the quarter ending September 30, 1998 and $750,000 for the quarter ending December 31, 1998 and each quarter thereafter.


    On June 11, 1998, the Company and its lender entered into the Third Amendment to Credit Agreement dated June 11, 1998 which provided for (i) a revised amortization schedule whereby the maximum aggregate liability (including letters of credit) of the Company under the Existing Credit Facility shall not exceed $9.6 million through September 30, 1998, $8.1 million from October 1, 1998 through

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

December 31, 1998, and $6.6 million from January 1, 1999 through February 28, 1999, which is when the balance is due and (ii) a reduction of the net income covenant for the third quarter of fiscal 1998.

NOTES PAYABLE TO STOCKHOLDERS

    On January 10, 1996, the Company issued $500,500 in principal amount of its 10% Convertible Subordinated Debentures, the principal amount of which is convertible at the option of the holder into shares of the Company's Common Stock at the rate of $5.945 per share. The original maturity date of these Debentures, June 10, 1997, has been extended by the holders pursuant to certain letter agreements until December 10, 1998. These Debentures were issued to persons who are significant stockholders of the Company or related to such persons.

    On September 16, 1996 the Company issued an additional $350,000 in principal amount pursuant to its 10% Subordinated Debentures due December 10, 1998 which were issued to certain significant stockholders of the Company. In consideration for the Debentures, the holders were issued three-year warrants to purchase an aggregate of 42,000 shares of common stock at an exercise price of $7.50 per share, subject to antidilution adjustments.

    On September 22, 1997 the Company issued an additional $500,000 in principal amount pursuant to its 10% Subordinated Debentures due December 10, 2000 which were issued to a stockholder of the Company. In consideration for the Debentures, the holder was issued three-year warrants to purchase an aggregate of 60,000 shares of common stock at an exercise price of $17.875 per share, subject to antidilution adjustments.

    On December 23, 1997 the Company issued $850,000 in principal amount of its 10% Convertible Subordinated Notes due December 31, 1999 which were issued to certain significant stockholders of the Company. The principal amount of the notes are convertible at the option of the holder into shares of the Company's Common Stock at the rate of $21.50 per share. Subsequent to December 31, 1997, the Company issued an additional $50,000 in principal amount of these Convertible Subordinated Notes on the same terms.

INDUSTRIAL REVENUE BONDS

    The Industrial Revenue Bonds (the "IRBs") outstanding consists of one note issue. The interest rate on this note is 66.5% of the lenders bank's prime interest rate. This note is secured by property, plant and equipment.

    The IRBs contain restrictive covenants including, among others, a requirement to maintain minimum working capital, consolidated net worth and a minimum current ratio. As of September 30, 1997, the Company was not in compliance with certain of these financial covenants. The Company has received a waiver from the trustee for these events of non-compliance.

    Maturities of long-term obligations subsequent to September 30, 1997 are:
1998--$1,885,000, 1999-- $1,052,000; 2000--$655,000; thereafter $73,000.

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

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

8. STOCK OPTIONS AND WARRANTS AGREEMENTS

STOCK OPTION PLANS

    As of September 30, 1997, a total of 342,680 shares of common stock have been reserved for issuance upon exercise of options issued or issuable pursuant to the Company's stock option plans for employees and directors. The exercise price of options issued or issuable under such plans may not be less than 100% of the fair market value of the shares purchasable on the date of grant of the options. Information concerning options which have been granted under the plans and the exercise prices thereof is set forth below. Those options with an indicated exercise price of $3.32 expire in 2003, those with an exercise price of $6.75, $7.00, or $8.00 expire in 2004, those with an exercise price of $6.13 expire in 2005, those with an exercise price of $7.38 expire in 2006, and those with an exercise price of $15.56 expire in 2007, in each case on the anniversary of the date of the grant.


                                                         1995                   1996                  1997
                                                ----------------------  --------------------   -------------------
                                                                                   WEIGHTED               WEIGHTED
                                                             RANGE OF    NUMBER     AVERAGE     NUMBER    AVERAGE
                                                 NUMBER      EXERCISE      OF      EXERCISE       OF      EXERCISE
                                                OF SHARES     PRICES     SHARES      PRICE      SHARES     PRICE
                                                ---------   ----------  --------   ---------   --------   --------
 Options outstanding, beginning of year.......    197,800   $3.00-8.00   77,000      $ 6.25    211,000     $ 6.20
   Exercised..................................   (161,000)        3.00       --          --     (2,316)      6.13
   Granted....................................     50,600    6.75-7.00  136,000        6.13    128,000      11.53
   Canceled...................................    (10,400)   3.00-3.25   (2,000)       3.32     (3,334)      6.88
                                                ---------   ----------  --------   ---------   --------   --------
 Options outstanding, end of year.............     77,000    3.32-8.00  211,000        6.20    333,350       8.24
                                                ---------   ----------  --------   ---------   --------   --------
                                                ---------               --------               --------
 Options exercisable..........................     25,719               100,444                205,361
                                                ---------               --------               --------
                                                ---------               --------               --------
 Options available for future grants..........                                                   9,330
                                                                                               --------
                                                                                               --------
 Weighted average fair value per share of
   options granted during the year............              $       --               $ 4.41                $ 8.18



    On February 20, 1998, the Board of Directors adopted the Company's 1998 Stock Plan (the "1998 Stock Plan") and the 1998 Stock Plan was approved by the Company's stockholders at a meeting on March 18, 1998. The Company has reserved 300,000 shares of Common Stock for issuance under the 1998 Stock Plan to employees, officers, directors and consultants of the Company.

    The 1998 Stock Plan provides for the granting of incentive stock options which are intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), the granting of non-qualified stock options which do not meet the requirements of Section 422 of the Code, opportunities to make direct purchases of the Company's Common Stock and the making of awards of the Company's Common Stock. If any unexercised option granted pursuant to the 1998 Stock Plan lapses or terminates for any reason, the shares of Common Stock covered thereby are again available for subsequent option grants under the 1998 Stock Plan.

    The Company has granted options to purchase 200,000 shares of Common Stock at an exercise price of $23.67 per share, based on the market price of the Common Stock at that time, under the 1998 Stock Plan, of which 65,000 were granted to certain Company officers. The remaining options to purchase were granted to all of the full-time employees of the Company.

    On November 20, 1995, the Board of Directors adopted the Company's 1995 Directors Plan (the "1995 Directors Plan") and the 1995 Directors Plan was approved by the Company's stockholders at a meeting on May 1, 1996. The Company has reserved 70,000 shares of Common Stock for issuance under the 1995 Directors Plan to the Company's non-management directors.

    Options granted under the 1995 Directors Plan will be non-qualified options which do not meet the requirements of Section 422 of the Code. If any unexercised option granted pursuant to the 1995 Directors Plan lapses or terminates for any reason, the shares of Common Stock covered thereby are again available for subsequent option grants under the 1995 Directors Plan. The Company has granted options to purchase 43,500 shares of Common Stock at varying exercise prices based upon the market price of the Common Stock at the time of grant.

    On December 21, 1981, the Board of Directors adopted the Company's Employee Stock Plan (the "1981 Stock Plan"), which was approved by the Company's stockholders at a meeting on February 3, 1982 and subsequently amended and restated by the Board of Directors on August 1, 1990. The 1981 Stock Plan provides for the granting of 255,800 shares of Common Stock to the Company's employees, and such options are intended to be incentive stock options and meet the requirements of Section 422 of the Code. On February 4, 1988, the Board of Directors adopted, and amended on August 1, 1990, a Non-Qualified Stock Plan, under which 190,000 shares of Common Stock were reserved for the granting of non-qualified options to certain of the Company's key employees. Also, on August 1, 1990, the Company adopted a Directors Plan, under which 70,000 shares of Common Stock were reserved for the granting of non-qualified options to the Company's directors. No additional options will be granted under these plans; however, 351,420 options are outstanding under these plans.

WARRANT AGREEMENTS

    In consideration of entering into a credit agreement with its principal bank lender in September 1995, the Company issued the lender a warrant (the "First Warrant") to purchase 50,000 shares (subject to adjustment pursuant to anti-dilution provisions contained in the warrant) of the Company's Common Stock for $5.95 per share, which was the approximate market value of the Company's Common Stock at the date of the transaction. The First Warrant expires in 2005. The holder of the First Warrant has the option to exercise a portion of the warrant in a cashless transaction by surrendering the remaining portion of the warrant as defined.

    In consideration of the purchase of its 10% Subordinated Notes due December 10, 1998, the Company issued the holders of the notes three-year warrants to purchase 42,000 shares of Common Stock for $7.50 per share, which was the approximate market value of the Company's Common Stock at the date of the transactions. The holders of the warrants have the option to exercise a portion of the warrant in a cashless transaction by surrendering the remaining portion of the warrants.

    In consideration of the purchase of its 10% Subordinated Notes due December 10, 2000, the Company issued the holder of the Notes three-year warrants to purchase 60,000 shares of Common Stock for $17.875 per share, which was the approximate market value of the Company's Common Stock at the date of the transactions.

    In consideration of the Second Amendment to the Amended Credit Agreement the Company issued to the lender a warrant (the "Second Warrant") to purchase 25,000 shares (subject to adjustment pursuant to anti-dilution provisions of the warrant) of Common Stock of the Company at an exercise price of $23.58 per share, based on the average fair market value for the ten days ended December 29, 1997.

    On April 1, 1998, the Company entered into the Facility Restructuring Agreement with its principal bank lender pursuant to which, contingent upon the closing of a public offering, the Company received an option to make a payment of $235,313 whereupon no further adjustments for issuances of Common Stock by the Company will be made under the First Warrant following the closing of the offering and no adjustments for issuances of Common Stock by the Company will be made under the terms of the Second Warrant.

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

In thousands except per share amounts

                                                          1997             1996
                                                        -------------   -------------
                                                        (as restated)   (as restated)
Net Income (Loss).....................................    $ 482          $ (2,387)
  As reported.........................................      373            (2,450)
  Pro forma...........................................
Primary/fully diluted earnings per share:
  As reported.........................................    $0.10          $  (0.50)
  Pro forma...........................................     0.08             (0.51)


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


Concord Site Remediation and Decommissioning Planning Requirements

     For a number of years, ending in 1985, the Company disposed of manufacturing-related depleted uranium waste and the associated spent acid and other residual materials by neutralizing with lime and discharging the neutralized mixture to a holding basin on its premises in Concord, Massachusetts. In 1986 the holding basin was covered with hypalon, an impervious material used to prevent rain and surface runoff water from leaking through the holding basin. (The Company now uses a proprietary "closed loop" process that it developed to discontinue such discharges. The Company believes that both practices were and are in compliance with all applicable regulations.) Substantially all of these waste materials were the by-product of work performed for the U.S. Army. On September 13, 1996, the Army Contract Adjustment Board ("ACAB") decided, among other things, that the costs to clean up the holding basin materials would be funded by the Army and that the Army would be obligated to provide transportation and disposal of the holding basin material pursuant to a supplement to an existing contract with the Company. In a Supplemental Memorandum of Decision dated March 5, 1997, ACAB decided to pay the Company to transport and dispose of the holding basin material. Pursuant to ACAB's decision, the Company contracted with the U.S. Army to remove and dispose of the material from the holding basin and then subcontracted with Zhagrus Environmental, Inc. ("Zhagrus") to perform such work under a contract dated May 8, 1997. Zhagrus arranged for disposal of the holding basin materials at a disposal site operated by its parent corporation, Envirocare of Utah, Inc. ("Envirocare"). On May 11, 1998, the Company was notified by Zhagrus that Zhagrus will incur additional costs in connection with the disposal of the material from the holding basin as a result of the need for additional work which must be performed by Envirocare to treat the holding basin material in order for it to meet the conditions for burial imposed by regulations applicable to Envirocare's license issued by the State of Utah. Zhagrus has requested that the Company pay it to the extent of any additional costs which may be incurred by Envirocare as a result of such additional services which may be rendered. The Company has requested that Zhagrus provide it with further information in order to permit the Company to determine whether it has any liability to Zhagrus under the subcontract and to calculate the amount, if any, that the Company may be required to pay to Zhagrus under the subcontract. The Company intends to request a contract price modification for allowance of any such additional costs under its contract with the U.S. Army, although there can be no assurance of the timing and amount, if any, of any recovery of such costs from the U.S. Army. The Company has notified Zhagrus of its proposed course of action without admitting that the Company has any liability to Zhagrus or Envirocare for the amount of any such additional costs which may be incurred by Zhagrus under the subcontract. The Company has not yet been provided with sufficient information concerning the nature and extent of any additional work which may be required to allow proper burial by Envirocare. Accordingly, the Company is unable to determine whether it is obligated to Zhagrus under the terms of its subcontract or the potential amount involved. Accordingly, the amount of any additional costs could be material. In the event that the Company became liable to Zhagrus for any material amount which is not authorized to be paid by the U.S. Army, such liability could have a material adverse effect on the Company's business, results of operations and financial condition.



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

    The Company is currently remediating the holding basin site at its Concord facility and may incur costs in excess of its fixed price contract with the United States Army for remediation of the holding basin. (See Note
15)


LEGAL PROCEEDINGS

    On December 9, 1997, Brush Wellman, Inc. ("Brush Wellman") filed a patent infringement suit against the Company in the United States District Court for the District of Massachusetts (the "Massachusetts District Court") alleging that the Company is infringing on a process patent (the "Brush Wellman
Patent") awarded to Brush Wellman for the investment casting of beryllium aluminum alloys. Brush Wellman is seeking an injunction against the Company's alleged patent infringement, monetary damages (including treble damages) and attorney fees.

    On March 28, 1998 the U.S. Patent and Trademark Office (the "PTO") granted the Company's request (filed January 22, 1998) for re-examination (the "Request") of the Brush Wellman Patent. In the Request, the Company contended, among other things, that there was sufficient "prior art" in the field of investment castings and castings of beryllium aluminum alloys such that the Brush Wellman Patent should not have been issued. In granting the Request, the patent examiner agreed that the Company's cited examples of prior art raised substantial new issues of patentability which were not decided in the prior examination which led to granting the Brush Wellman Patent. The PTO will undertake a process of re-examination of the validity of the Brush Wellman Patent that, the Company anticipates, could last for an extended period. There can be no assurance that the PTO will find the Brush Wellman Patent to be invalid. On January 27, 1998, the Company filed in the Massachusetts District Court a motion to stay the court case pending the outcome of the re-examination proceeding. If the Massachusetts District Court were to grant the motion to stay, the court case would not proceed until the conclusion of the PTO's re-examination of the Brush Wellman Patent. Although the Company believes that its motion to stay has merit, no assurance can be given that the Massachusetts District Court will grant the motion.


    Even though the Company has been advised by patent counsel that Brush Wellman's claims are without merit because the Brush Wellman Patent is invalid as a matter of law due to "prior art" and due to the Company's sales of investment cast beryllium aluminum products more than one year prior to the Brush Wellman Patent application, no assurance can be given as to the ultimate outcome of the lawsuit. Even if the lawsuit were not to proceed to trial, the litigation could result in substantial costs to the Company, and an unfavorable settlement of the lawsuit could place the Company at a competitive disadvantage. An adverse judgment or settlement could subject the Company to significant liabilities and expenses (E.G., reasonable royalties, lost profits, attorneys' fees and trebling of damages for willfulness). An adverse outcome also could cause the Company to incur substantial costs in redesigning the investment casting process for its Beralcast products and components. Moreover, there can be no assurance that redesign alternatives would be available to the Company, and if available, that any redesign alternative would not place the Company at a competitive disadvantage. The Company could be required to license the disputed patent rights from Brush Wellman or to cease using the patented technology. Any such license, if required, may not be available on terms acceptable or favorable to the Company, or at all. Any of these results could have a material adverse effect on the Company's business, financial condition and results of operations. Even in the event of a successful outcome, the Company may incur significant legal expenses in its defense. (See Note 15)


12. TRANSACTIONS WITH RELATED PARTIES

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

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

    Information relating to the Company's operations for the industry segments described above for each of the three years in the period ended September 30 is as follows:


                                            1997         1996          1995
                                       (as restated) (as restated)
Net Sales and Contract Revenues:
  Uranium Services & Recycle..........  $ 4,965,000   $ 6,189,000   $ 4,969,000
  Specialty Metal Products............   13,170,000    13,730,000    12,102,000
  Depleted Uranium Penetrators........    9,927,000     8,775,000     1,713,000
                                        -----------   -----------   -----------
    Total.............................  $28,062,000   $28,694,000   $18,784,000
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

Operating Income (Loss):
  Uranium Services & Recycle.........   $   195,000   $(2,050,000)  $(996,000)
  Specialty Metal Products...........       391,000     1,432,000    (341,000)
  Depleted Uranium Penetrators.......       575,000      (942,000)   (237,000)
                                        -----------   -----------   -----------
    Subtotal.........................     1,161,000    (1,560,000)  (1,574,000)

General Corporate Expenses...........       350,000       350,000      350,000
                                        -----------   -----------   -----------
Net Operating Income(Loss)...........       811,000    (1,910,000)  (1,924,000)
                                        -----------   -----------   -----------
Other Expense, Net...................       298,000       476,000       118,000
                                        -----------   -----------   -----------
Income (Loss) Before Taxes...........   $   513,000   $(2,386,000)  $(2,042,000)
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

Identifiable Assets:
  Uranium Services & Recycle.........   $14,499,000   $14,399,000   $16,609,000
  Specialty Metal Products...........     6,155,000     6,195,000     5,140,000
  Depleted Uranium Penetrators.......     7,965,000     8,441,000    12,158,000
  Corporate..........................     5,735,000     6,733,000     6,979,000
                                        -----------   -----------   -----------
    Total............................   $34,354,000   $35,768,000   $40,886,000
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

Depreciation and Amortization Expenses:
  Uranium Services & Recycle.........   $   492,000   $   430,000   $   404,000
  Specialty Metal Products...........       275,000       291,000       251,000
  Depleted Uranium Penetrators.......       498,000       519,000       443,000
  Corporate..........................       323,000       254,000       241,000
                                        -----------   -----------   -----------
    Total............................   $ 1,588,000   $ 1,494,000   $ 1,339,000
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------

Capital Expenditures:
  Uranium Services & Recycle.........   $   627,000   $   379,000   $   325,000
  Specialty Metal Products...........       746,000       436,000        85,000
  Depleted Uranium Penetrators.......         6,000        77,000         6,000
  Corporate..........................       409,000       557,000       361,000
                                        -----------   -----------   -----------
    Total............................   $ 1,788,000   $ 1,449,000   $   777,000
                                        -----------   -----------   -----------
                                        -----------   -----------   -----------


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

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

15. QUARTERLY RESULTS (UNAUDITED)

    Financial results by quarter for 1997, 1996 and 1995 are summarized below

                                     First            Second           Third           Fourth
                                    Quarter           Quarter         Quarter          Quarter
                                    --------          -------         --------         -------
                                 (as restated)     (as restated)                    (as restated)
1997
Net Sales.......................     $ 7,271          $ 5,342          $ 7,013         $ 8,436
Operating Income (Loss).........         476             (477)             399             413
Net Income (Loss)...............         419             (541)             293             311
Net Income (Loss) per share.....        0.09            (0.11)            0.06            0.06

1996
Net Sales.......................     $ 6,671          $10,021          $ 6,434           5,568
Operating Income (Loss).........         198              287              523          (2,918)
Net Income (Loss)...............         109              238              249          (2,983)
Net Income (Loss) per share.....        0.02             0.05             0.05           (0.62)

1995
Net Sales.......................     $ 5,626          $ 4,213          $ 3,753         $ 5,191
Operating Income (Loss).........         220           (1,355)              45            (834)
Income (Loss) before
  extraordinary item............         121             (300)              39              65
Extraordinary gain on
  extinguishment of debt........          --              585               --              --
Net Income......................         121              285               39              65
Per share amounts:
Income (Loss) before
  extraordinary item............        0.03            (0.06)            0.01            0.01
Extraordinary gain on
  extinguishment of debt........          --             0.12               --              --
Net Income per share............        0.03             0.06             0.01            0.01


    During 1997 the Company reduced certain accruals by $1,750,000 for site remediation and waste burial costs, $670,000 in the second quarter and $1,080,000 in the fourth quarter.

         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED





Estimated Third Quarter and Nine Months Results of Operations


     For the quarter ended June 30, 1998, the Company expects to report revenues of between $7.4 million and $7.7 million and to report a net loss of between $2.5 million ($0.52 per diluted share) and $2.8 million ($0.58 per diluted share). For the nine months ended June 30, 1998, the Company expects to report revenues of between $26.2 million and $26.5 million and to report a net loss of between $3.8 million ($0.79 per diluted share) and $4.1 million ($0.85 per diluted share). Included in the results of operations for the third quarter and nine months will be a provision of between $1.0 million ($0.21 per diluted share) and $1.3 million ($0.27 per diluted share) related to the amount by which the estimated cost of remediating the holding basin at the Company's Concord, Massachusetts facility is expected to exceed the amounts covered by the Company's fixed price contract with the U.S. Army (the "Army Contract") pursuant to which the holding basin clean-up is being done. The exact amount of the excess costs presently is unknown, but the Company believes the potential range of such costs is between $1.0 million and $3.4 million. The Company believes that such costs, subject to confirmation, are recoverable as allowable overheads on future government contracts which the Company expects to be awarded. Alternatively, the Company believes that all or a certain portion of such excess costs may also be recoverable pursuant to a contract modification request or pursuant to an additional application for relief under Public Law 85-804, pursuant to which the Army Contract was granted. Revenue for the third quarter and nine months does not include approximately $1.0 million billed in July to a customer reflecting an adjustment of overhead rates attributable to work done through the end of the third quarter. Such overhead rates are subject to government audit, however, the Company believes that such audit would not result in a material change in the amount which it expects to receive.




     As of June 30, 1998, the Company was not in compliance with certain financial covenants contained in its bank credit facility. The Company and its principal bank lender have agreed upon modifications to the bank credit facility pursuant to which the Company is in compliance with such financial covenants and prior non-compliance has been waived (see Note 6).


     On July 8, 1998, the Company submitted a reply to Brush Wellman's response to the U.S. Patent and Trademark Office's ("PTO") order granting the reexamination. Also, on July 30, 1998, in response to a motion to stay the court case pending the outcome of the reexamination proceeding which was filed by the Company on January 27, 1998, the United States District Court for the District of Massachusetts dismissed the suit without prejudice to either party's moving to restore it to the docket upon the decision of the PTO relative to the reexamination.

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

    The consolidated financial statements as of September 30, 1996 and 1997, and for the years ended, have been restated (see Note 1).


ARTHUR ANDERSEN LLP

Boston, Massachusetts

August 7, 1998

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

EXECUTIVE OFFICERS AND CORPORATE STAFF
George J. Matthews, CHAIRMAN OF THE BOARD OF DIRECTORS,
CEO AND TREASURER
Wilson B. Tuffin, VICE CHAIRMAN OF THE BOARD OF DIRECTORS
Robert E. Quinn, PRESIDENT
Kevin R. Raftery, PRESIDENT STARMET COMCAST & AEROCAST
Douglas F. Grotheer, PRESIDENT STARMET CMI
William T. Nachtrab, VICE PRESIDENT, TECHNOLOGY & ENGINEERING
James M. Spiezio, VICE PRESIDENT, FINANCE AND ADMINISTRATION
Bruce E. Zukauskas, VICE PRESIDENT, OPERATIONS
James H. Scarboro, VICE PRESIDENT, MARKETING
Frank J. Vumbaco, VICE PRESIDENT, HEALTH/SAFETY AND CORPORATE COMMUNICATIONS Thomas A. Wooters, CLERK
Theodore J. Crowell, CONTROLLER